As filed with the SEC on _________________.	Registration No. 333-109284

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

_________________

PRUCO LIFE

VARIABLE UNIVERSAL ACCOUNT

(Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY

(Name of Depositor)

213 Washington Street

Newark, New Jersey 07102-2992

(800) 286-7754

(Address and telephone number of principal executive offices)

_________________

Thomas C. Castano

Assistant Secretary

Pruco Life Insurance Company

213 Washington Street

Newark, New Jersey 07102-2992

(Name and address of agent for service)

Copy to:

Jeffrey C. Martin

Shea & Gardner

1800 Massachusetts Avenue, N.W.

Washington, D.C. 20036

_________________

Variable Universal Life Insurance Contracts — The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS

December 12, 2003

PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

MPremierSM VUL

This prospectus describes individual flexible premium variable universal life insurance contracts, MPremierSM VUL Contracts (the “Contract” or “MPVUL”) offered by Pruco Life Insurance Company (“Pruco Life”, “us”, “we”, or “our”), a stock life insurance company. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America.

The Funds

You may choose to invest your Contract’s premiums and its earnings in one or more of 29 available variable investment options managed by these leading asset managers:

    Prudential Investments, LLC
    MFunds, Inc.

For a complete list of the 29 available variable investment options, their investment objectives, and their investment advisers, see The Funds, page 10.

You may also choose to invest your Contract’s premiums and its earnings in the fixed rate option which pays a guaranteed interest rate. See The Fixed Rate Option, page 14.

Please Read this Prospectus. Please read this prospectus before purchasing an MPremierSM VUL variable universal life insurance contract and keep it for future reference. Current prospectuses for each of the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance policy is subject to risk, including the possible loss of your money. An investment in MPremierSM VUL is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

Pruco Life Insurance Company

213 Washington Street

Newark, New Jersey 07102-2992

Telephone: (800)782-5356

                                                      PROSPECTUS CONTENTS

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS on page 39 of this prospectus.

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract. Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables. For more information about fees and expenses, see CHARGES AND EXPENSES, page 15.

The first table describes the maximum fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between investment options.

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                                               Transaction and Optional Rider Fees
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                   Charge                              When Charge is Deducted                        Amount Deducted
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Maximum Sales Charge on Premiums (Load)            Deducted from premium payments.                12% of premium payment.
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Premium Based Administrative Charge                Deducted from premium payments.               7.5% of premium payment.
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Surrender fees(1)                               Upon lapse, surrender, or decrease in      15% of the Sales Load Target Premium
                                                       basic insurance amount.              less premium for riders and extras.
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Transfer fees                                     Each transfer exceeding 12 in any                         $25
                                                           Contract year.
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Withdrawal fee                                            Upon withdrawal.               Lesser of $25 or 2% of withdrawal amount.
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                                              Upon change in basic insurance amount or
Insurance Amount Change fee                          Target Term Rider coverage.                            $25
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Living Needs Benefit fee                                When benefit is paid.                              $150
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Enhanced Cash Value Rider fee                  One Time Charge applied on first Month                $0.01 per $1,000.

                                                           of processing.
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(1) The percentage varies by age and reduces to zero at the end of the eighth year.
The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds' fees and expenses.
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                      Periodic Contract and Optional Rider Charges Other Than The Funds' Operating Expenses
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                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
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Cost of  Insurance  ("COI")  for base amount

of insurance and Target Term Rider coverage.                                              From $0.04 to $83.34 per $1,000 of net
Minimum and Maximum Charges                                    Monthly                           amount at risk.(1)(2)(5)

--------------------------------------------- ------------------------------------------ ------------------------------------------
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                                                                                         Effective  annual rate of 0.45% of assets
Mortality and Expense Risk fees                                 Daily                    in variable investment options.

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Additional Mortality fees for risk

associated with certain occupations,                           Monthly                   From  $0.10 to $2.08 per  $1,000 of basic
avocations, or aviation risks.                                                           insurance amount. (6)

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                                                                                                   1% for standard loan.
Net interest on loans(3)                                      Annually

                                                                                                 0.10% for preferred loan.

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                                                                                         $20 plus up to $2.20 per $1,000 of basic
Fee for basic insurance amount(4)                              Monthly                               insurance amount.

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Fee for an increase to basic insurance                         Monthly                    $12 per increase segment plus $2.20 per
amount(4)                                                                                           $1,000 of increase.
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Fee for the Target Term Rider or an                                                      $2.21 per  $1,000 of Target  Term  Rider.
increase to the Target Term Rider (4)                          Monthly                   (1)
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Fee for Accidental Death Benefit Rider                         Monthly                       $0.28 per $1,000 of coverage.(1)
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Fee for Children Level Term Rider(4)                           Monthly                         $0.42 per $1,000 of coverage.
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Fee for Enhanced Disability Benefit Rider(4)                                              10% of the greater of: 9% of the policy
                                                               Monthly                    target premium or the total of monthly
                                                                                                     deductions. .(1)
--------------------------------------------- ------------------------------------------ ------------------------------------------

(1)      The charge varies based on the  individual  characteristics  of the insured,  including such  characteristics  as: age, sex, and underwriting class.

(2)      For  example,  the highest COI rate is  representative  of an insured who is a  male/female  age 99.You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life representative.

(3)      The maximum loan rate reflects the net  difference  between a standard loan with an effective  annual  interest rate of
     4% and an effective  annual  interest credit equal to 3%.  Preferred  loans are charged a lower  effective  annual interest rate.  See Loans, page 32.

(4)      Duration of charge is limited.  See CHARGES AND EXPENSES, page 15.

(5)      For  example,  the  initial  COI  charge  for a  representative  Contract  owner,  who is male age 55 in the  preferred non-smoker underwriting class, without any riders would be $0.69 per $1,000 of net amount at risk.

(6)      Both the charge and the duration of the charge will vary based on individual  circumstances  including  issue age, type of risk, and the frequency of exposure to the risk.

Portfolio Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each of the Funds.

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                         Total Annual Fund Operating Expenses                                  Minimum             Maximum
                                                                                                              -------------------
                                                                                         -------------------- -------------------
(expenses that are deducted from the Fund's assets, including management fees, any

distribution [and/or service] (12b-1) fees, and other expenses, but not including               0.37%               3.00%
reductions for any fee waiver of other reimbursements.)

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SUMMARY OF THE CONTRACT

AND CONTRACT BENEFITS

Brief Description of the Contract

MPremier VUL is a form of variable universal life insurance. A variable universal life insurance contract is a flexible form of life insurance. It has a death benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums. You may invest net premiums in one or more of the 29 available variable investment options or in the fixed rate option. Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. You bear the risk of any decrease. If you select the fixed rate option, Pruco Life credits your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 3%. The Contract is designed to be flexible to meet your specific life insurance needs. Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments. Contractual provisions described in this prospectus are available subject to approval by the applicable state insurance department.

Target Term Rider

This Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage, up to four times the base Contract’s basic insurance amount.

A Contract with a Target Term Rider will offer higher cash values and death benefits than an all-base Contract with the same death benefit if Pruco Life does not change its current charges. This is because the current sales expense charge attributable to the Target Term Rider is lower than the charge attributable to the Sales Load Target Premium under the base policy. We currently assess lower current Cost of Insurance (“COI”) charges and per $1,000 charge under the term rider.

However, a Contract with a Target Term Rider offers the potential for a greater reduction of cash values and death benefits than an all-base Contract with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges attributable to the basic insurance amount and the Target Term Rider coverage amount are the same except for the per $1,000 of insurance portion of the monthly administrative charge which is higher for Target Term Rider.

The surrender charge does not apply to the Target Term Rider.

Not all Contract benefits and guarantees are available to Contracts issued with a Target Term Rider. For the factors to consider when adding a Target Term Rider to your Contract, see RIDERS, page 20.

Types of Death Benefit Available Under the Contract

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund (described below) may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Type B (variable) Contract, your death benefit will vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals, accumulated at an interest rate (between 0% and 8%; in ½% increments) chosen by the Contract owner. The death benefit on a Type C Contract is limited to the base insurance amount plus an amount equal to the: Contract Fund plus the Type C Limiting Amount (the sum of the initial Basic Insurance Amount plus any initial Target Term Rider coverage amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter.

With any type of death benefit, the death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 26 and Changing the Type of Death Benefit, page 27.

Limited No-Lapse Guarantee

We agree to keep the Contract in-force for a specified period, regardless of the investment performance under your Contract, as long as your accumulated premiums (reduced to reflect withdrawals) are at least equal to the Limited No-Lapse Guarantee Values shown in your Contract. If you have an outstanding Contract loan the Limited No-Lapse Guarantee will not keep the Contract in-force. See Withdrawals, page 33, and Loans, page 32.

There are two separate guarantee periods, both associated with a corresponding level of premium payments. For example, payment of the Short-Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first 10 Contract years, assuming no loans or withdrawals. If your Contract was issued with a Type A or Type B death benefit, and you are paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year, we will guarantee your Contract against lapse until the later of the insured’s age 80 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. See Limited No-Lapse Guarantee, page 28, and PREMIUMS, page 23.

Unless the Limited No-Lapse Guarantee is in effect, the Contract will go into default if the Contract Fund less any Contract debt and less any applicable surrender charges falls to zero or less. Your Pruco Life representative can tell you the premium amounts you will need to make to maintain these guarantees.

The Contract Fund

Ten days after you receive the Contract your net premiums, including any investment results, are invested in one or more of the variable investment options or allocated to the fixed rate option, as you instruct us. Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 15.

Premium Payments

Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4% (“Accumulated Net Payments”) are high enough and there is no Contract debt, Pruco Life guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract’s death benefit type. See PREMIUMS, page 23, Limited No-Lapse Guarantee, page 28 and LAPSE AND REINSTATEMENT, page 33.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see Modified Endowment Contracts, page 35.

Allocation of Premiums

Before your premiums are allocated to your investment choices, we deduct a premium based administrative charge. We also deduct a charge for sales expenses. For more detail, see CHARGES AND EXPENSES, page 15. The amount remaining after the deduction of these charges is called the net premium.

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. See Allocation of Premiums, page 24.

Generally, your initial net premium, including any investment results, is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

On the Contract date: (1) we deduct the charge for sales expenses and the premium based administrative charge from the initial premium (2) we allocate the remainder of the initial premium and any other premium received during the 10 day period following receipt of the Contract to the Money Market investment option. Ten days after you receive the Contract, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your most current allocation request.

Investment Choices

You may choose to invest your Contract’s premiums and its earnings in one or more of 29 available variable investment options. You may also invest in the fixed rate option. See The Funds, page 10, and The Fixed Rate Option, page 14. You may transfer money among your investment choices, subject to restrictions. Please see Transfers, page 24.

Pruco Life may add additional variable investment options in the future.

Transfers Among Investment Options

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option without charge. While you also may transfer amounts from the fixed rate option, certain restrictions may apply. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

You may transfer amounts by proper written notice to a Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System.

We reserve the right to prohibit transfer requests we determine to be disruptive to the investment option or to the disadvantage of other contract owners.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature. For additional information, please see Transfers, page 24, Dollar Cost Averaging, page 25, and Auto-Rebalancing, page 25.

Increasing or Decreasing Basic Insurance Amount

Subject to state approval and to conditions determined by Pruco Life, after the issue of the Contract and after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. When you do this, you create an additional coverage segment. Each coverage segment will be subject to its own monthly deductions and surrender charge and will have its own surrender charge period beginning on that segment’s effective date. See Increases in Basic Insurance Amount, page 29, and Surrender Charges, page 17.

Subject to certain limitations, you also have the option of decreasing the basic insurance amount of your Contract after the issue of the Contract. See Decreases in Basic Insurance Amount, page 30.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. A decrease in basic insurance amount may result in a surrender charge. See Surrender Charges, page 17.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. In addition, if the basic insurance is decreased, or a significant premium is paid in conjunction with an increase, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34.

No administrative processing charge is currently being made in connection with either an increase or a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15.

Access to Contract Values

A Contract may be surrendered for its cash surrender value (the Contract Fund minus any Contract debt and minus any applicable surrender charge) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life’s needs, to a Service Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Surrender of a Contract, page 31, and Tax Treatment of Contract Benefits, page 34.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its surrender value. This option is not available in states where it is not approved. See Surrender of a Contract, page 31.

Under certain circumstances, you may withdraw a part of the Contract’s cash surrender value without surrendering the Contract. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Withdrawals, page 33, and Tax Treatment of Contract Benefits, page 34.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default. The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is generally $500 but may be lower in some states. See Loans, page 32.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. In general, you will receive a refund of all premium payments made. However, if applicable law permits a market value free-look, you will receive the greater of (1) the Contract Fund plus the amount of any charges that have been deducted or (2) all premium payments made plus or minus any investment experience. A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values are not Guaranteed

Your benefits (including life insurance) are not guaranteed, but may be entirely dependent on the investment performance of the variable investment options you select. The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct. Poor investment performance could cause your Contract to lapse and you could lose your insurance coverage. However, payment of the Death Benefit may be guaranteed under the Limited No-Lapse Guarantee feature. See, Limited No-Lapse Guarantee, Page 4.

The variable investment options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment. Only the fixed rate option provides a guaranteed rate of return. For more detail, please see Risks Associated with the Variable Investment Options, page 9 and The Fixed Rate Option, page 14.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The “current charge” is the amount that Pruco Life is now charging, which may be lower. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Limited No-Lapse Guarantee. See Limited No-Lapse Guarantee, page 28. Your Contract will also be in default if at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. Should this happen, we will notify you of the payment to prevent your Contract from terminating. See Loans, page 32. Your payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. See LAPSE AND REINSTATEMENT, page 33. If you have an outstanding loan when your Contract lapses, you may have taxable income as a result. See Tax Treatment of Contract Benefits ? Pre-Death Distributions, page 35.

Risks of Using the Contract as a Short-Term Savings Vehicle

Because the Contract provides for an accumulation of a Contract Fund as well as a death benefit, you may wish to use it for various financial planning purposes. Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance policy could play an important role in helping you to meet the future costs of a child’s education. The Contract’s death benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings. However, if the variable investment options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the funds you need.

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not purchase the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s cash surrender value while the Contract is in-force. The amount withdrawn must be at least $500. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount, a reduction in Target Term Rider coverage amount, and a surrender charge also may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 23. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Before making any withdrawal that causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative. See Withdrawals, page 33, and Tax Treatment of Contract Benefits, page 34.

Limitations on Transfers

All or a portion of the amount credited to a variable investment option may be transferred. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

You may transfer amounts by proper written notice to a Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System. We use reasonable procedures to confirm that instructions given by telephone are genuine. However, we are not liable for following telephone instructions that we reasonably believe to be genuine. In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Generally, only one transfer from the fixed rate option is permitted during each Contract year. The maximum amount you may transfer out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000.

We may modify your right to make transfers by restricting the number, timing and amount of transfers we find to be disruptive to the investment option or to the disadvantage of other contract owners. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

Limitations and Charges on Surrender of the Contract

You may surrender your Contract at any time. We deduct a surrender charge from the surrender proceeds. In addition, the surrender of your Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

A Contract may be surrendered for its cash surrender value while the insured is living. We will assess a surrender charge if, during the first eight Contract years (or during the first eight years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge varies by issue age. It is calculated as described in Surrender Charges, page 17. While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Your Contract will be in default if, at any time, the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract. In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Tax Consequences of Buying this Contract

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance. We also have the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. However, your death benefit could be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans), in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider. We will notify you if a premium would cause the Contract to become a Modified Endowment Contract, and advise you of your options.

Under current tax law, death benefit payments under Modified Endowment Contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. However, amounts you receive under the Contract before the insured’s death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules. For more information, see Tax Treatment of Contract Benefits, page 34.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing Contract can be protected by purchasing additional insurance or a supplemental Contract. If you are considering replacing a Contract, you should compare the benefits and costs of supplementing your existing Contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH

THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract’s premiums and its earnings in one or more of 29 available variable investment options. You may also invest in the fixed rate option. The fixed rate option is the only investment option that offers a guaranteed rate of return. See The Funds, page 10, and The Fixed Rate Option, page 14.

Risks Associated with the Variable Investment Options

Each of the variable investment options is a subaccount of the Pruco Life Variable Universal Account. Each subaccount invests in the shares of an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company (each a “Fund”). Each Fund holds its assets separate from the assets of the other Funds, and each Fund has its own investment objective and policies, which are described in the accompanying Fund prospectuses for the portfolios. The income, gains and losses of one Fund generally have no effect on the investment performance of any other. For an additional discussion of the portfolios, please see The Funds, page 10.

We do not promise that the Funds will meet their investment objectives. Amounts you have allocated to the variable investment options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Funds in which the subaccounts invest. You bear the investment risk that the Funds may not meet their investment objectives. A description of each portfolio’s investment policies and a comprehensive statement of each Fund’s risks may be found in its prospectus. For additional information, please see The Funds, page 10.

Learn More about the Funds

Before allocating amounts to the variable investment options, you should read the Funds’ current prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks.

GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR, AND PORTFOLIO COMPANIES

Pruco Life Insurance Company

Pruco Life Insurance Company (“Pruco Life”) is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. Pruco Life’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life Variable Universal Account

Pruco Life has established a separate account, the Pruco Life Variable Universal Account (the “Account”) to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989 under Arizona law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a “separate account” under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life’s other assets.

Pruco Life is the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contract. In addition to these assets, the Account’s assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life’s general account. Pruco Life will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of Pruco Life’s other assets. The assets of the Account may not be charged with liabilities that arise from any other business Pruco Life conducts.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life.

Currently, you may invest in one or a combination of 29 available variable investment options, each of which is a subaccount of the Pruco Life Variable Universal Account. When you choose a variable investment option, we purchase shares of a mutual fund or a separate investment series of a mutual fund that is held as an investment for that option. We hold these shares in the subaccount. Pruco Life may remove or add additional variable investment options in the future. The Account’s financial statements are available in the Statement of Additional Information to this prospectus.

The Funds

Listed below are the mutual funds (the “Funds”) in which the variable investment options invest, their investment objectives, and investment advisers.

Each of these Funds is detailed in separate prospectuses that are provided with this prospectus. You should read the Fund prospectuses before you decide to allocate assets to the variable investment option using that Fund. There is no assurance that the investment objectives of the funds will be met.

The Prudential Series Fund, Inc. (the "Series Fund"):

o        Diversified  Bond  Portfolio:  The  investment  objective is a high level of income over a longer term while  providing reasonable  safety of capital.  The Portfolio  normally invests at least 80% of its investable  assets in higher grade debt obligations and high quality money market investments.

o        Equity  Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio  normally invests at least
     80% of its  investable  assets in common stocks of major  established  corporations  as well as smaller  companies  that we believe offer attractive prospects of appreciation.

o        Global  Portfolio:  The  investment  objective is  long-term  growth of capital.  The  Portfolio  invests  primarily in common stocks (and their equivalents) of foreign and U.S. companies.

o        High Yield Bond Portfolio:  The investment  objective is a high total return.  The Portfolio  normally invests at least
     80% of its investable assets in high yield/high risk debt securities.

o        Jennison  Portfolio:  The  investment  objective is long-term  growth of capital.  The Portfolio  invests  primarily in equity securities of major, established corporations that we believe offer above-average growth prospects.

o        Money Market  Portfolio:  The investment  objective is maximum current income  consistent with the stability of capital and the maintenance of liquidity.  The Portfolio  invests in high quality  short-term  money market  instruments  issued by the U.S. Government or its agencies, as well as by corporations and banks, both domestic and foreign.

o        Stock Index  Portfolio:  The investment  objective is investment  results that generally  correspond to the performance of  publicly-traded  common  stocks.  The Portfolio  attempts to duplicate the price and yield of the Standard & Poor's 500
     Composite Stock Price Index (the "S&P 500") by investing at least 80% of its investable assets in S&P 500 stocks.

o        SP Aggressive  Growth Asset  Allocation  Portfolio:  The investment  objective is capital  appreciation.  The Portfolio invests primarily in large cap equity portfolios, international portfolios, and small/mid cap equity portfolios.

o        SP AIM Aggressive  Growth  Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio invests primarily in the common stocks of companies whose earnings the portfolio managers expect to grow more than 15% per year.

o        SP AIM Core Equity  Portfolio:  The investment  objective is growth of capital.  The Portfolio  invests at least 80% of its  investable  assets in securities of  established  companies that have long-term  above-average  growth  earnings,  and growth companies that the Portfolio managers believe have the potential for above-average growth earnings.

o        SP Alliance  Large Cap Growth  Portfolio:  The  investment  objective is growth of capital.  The Portfolio  will pursue aggressive  investment  policies by  investing  at least 80% of the  Portfolio's  investable  assets in stocks of companies considered to have large capitalizations.

o        SP Alliance  Technology  Portfolio:  The investment  objective is growth of capital.  The Portfolio normally invests at least 80% of its investable  assets in securities of companies that use  technology  extensively in the  development of new or improved products or processes.

o        SP Balanced Asset  Allocation  Portfolio:  The investment  objective is to provide a balance between current income and growth of capital.  The Portfolio  invests primarily in fixed income  portfolios,  large cap equity  portfolios,  small/mid cap equity portfolios, and international equity portfolios.

o        SP  Conservative  Asset  Allocation  Portfolio:  The  investment  objective  is to provide  current  income with low to moderate capital  appreciation.  The Portfolio invests primarily in fixed income  portfolios,  large cap equity portfolios, and small/mid cap equity portfolios.

o        SP Davis Value Portfolio:  The investment  objective is growth of capital.  The Portfolio  invests  primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

o        SP Deutsche International Equity Portfolio:  The investment objective is long-term capital appreciation.  The Portfolio normally  invests  at least 80% of its  investable  assets in the  stocks  and other  equity  securities  of  companies  in developed countries outside the United States.

o        SP Growth  Asset  Allocation  Portfolio:  The  investment  objective  is to provide  long-term  growth of capital  with consideration also given to current income.  The Portfolio invests primarily in large-cap equity  portfolios,  fixed income portfolios, international equity portfolios, and small/mid-cap equity portfolios.

o        SP INVESCO  Small Company  Growth  Portfolio:  The  investment  objective is long-term  capital  growth.  The Portfolio normally  invests at least 80% of its  investable  assets in  small-capitalization  companies - those which are included in the Russell 2000 Growth Index at the time of purchase,  or if not included in that index,  have market  capitalizations  of
     $2.5 billion or below at the time of purchase.

o        SP Jennison  International  Growth Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio normally invests at least 65% of its total assets in the common stock of foreign  companies  operating or based in at least five different countries.

o        SP MFS Capital  Opportunities  Portfolio:  The investment  objective is capital  appreciation.  The Portfolio  normally invests at least 65% of its net assets in common  stocks and related  securities,  such as  preferred  stocks,  convertible securities, and depositary receipts for those securities.

o        SP Mid Cap Growth Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio normally invests at least 80% of its  investable  assets in common  stocks and related  securities,  such as preferred  stocks,  convertible securities, and depositary receipts for those securities.

o        SP PIMCO High Yield  Portfolio:  The investment  objective is maximum total return,  consistent  with  preservation  of capital and prudent  investment  management.  The Portfolio  normally  invests at least 80% of its  investable  assets in a diversified  portfolio of high yield/high risk securities  rated below  investment  grade,  but rated at least B by Moody's
     Investor  Service,  Inc. or Standard & Poor's Ratings Group, or, if unrated,  determined by Pacific  Investment  Management
     Company ("PIMCO") to be of comparable quality.

o        SP PIMCO Total Return  Portfolio:  The investment  objective is maximum total return,  consistent with  preservation of capital and prudent  investment  management.  The  Portfolio  normally  invests at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

o        SP Prudential  U.S.  Emerging  Growth  Portfolio:  The  investment  objective is long-term  capital  appreciation.  The
     Portfolio  normally  invests at least 80% of its  investable  assets in equity  securities  of small and medium  sized U.S.
     companies that the adviser believes have the potential for above-average growth.

o        SP  Strategic  Partners  Focused  Growth  Portfolio:  The  investment  objective is  long-term  growth of capital.  The
     Portfolio  normally  invests at least 65% of its total  assets in  equity-related  securities  of U.S.  companies  that the adviser believes to have strong capital appreciation potential.

Prudential Investments LLC (“PI”), a wholly-owned subsidiary of Prudential Financial, serves as the overall investment adviser for the Series Fund. PI will furnish investment advisory services in connection with the management of the Series Fund portfolios under a “manager-of-managers” approach. Under this structure, PI is authorized to select (with approval of the Series Fund’s independent directors) one or more sub-advisers to handle the actual day-to-day investment management of each Portfolio. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

Jennison Associates LLC (“Jennison”), also a wholly-owned subsidiary of Prudential Financial, serves as the sole sub-adviser for the Global Portfolio, the Jennison Portfolio, the SP Jennison International Growth Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison serves as a sub-adviser for a portion of the assets of the Equity Portfolio and the SP Strategic Partners Focused Growth Portfolio. Jennison’s address is 466 Lexington Avenue, New York, New York 10017.

Prudential Investment Management, LLC (“PIM”), a wholly-owned subsidiary of Prudential Financial, serves as the sole sub-adviser for the Diversified Bond Portfolio, the High Yield Bond Portfolio, the Money Market Portfolio, and the Stock Index Portfolio. PIM’s address is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

A I M Capital Management, Inc. (“A I M Capital”) serves as the sub-adviser to the SP AIM Aggressive Growth Portfolio and the SP AIM Core Equity Portfolio. A I M Capital’s principal business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Alliance Capital Management, L.P. (“Alliance”) serves as the sub-adviser to the SP Alliance Large Cap Growth Portfolio, the SP Alliance Technology Portfolio, and a portion of the SP Strategic Partners Focused Growth Portfolio. Alliance is located at 1345 Avenue of the Americas, New York, New York 10105.

Calamos Asset Management, Inc. (“Calamos”) serves as a sub-adviser for a portion of the assets of the SP Mid Cap Growth Portfolio. Calamos, a registered investment advisor, is a wholly-owned subsidiary of Calamos Holdings, Inc. Calamos’ address is 1111 E. Warrenville Road, Naperville, Illinois 60563-1463.

Davis Advisors (“Davis”) serves as the sub-adviser to the SP Davis Value Portfolio. Davis is located at 2429 East Elvira Road, Suite 101, Tucson, Arizona 85706.

Deutsche Asset Management Investment Services Limited (“DeAMIS”), serves as the sub-adviser to the SP Deutsche International Equity Portfolio. DeAMIS is a wholly-owned subsidiary of Deutsche Bank AG. DeAMIS’s address is One Applod Street, London, United Kingdom.

GE Asset Management Incorporated (“GEAM”), serves as a sub-adviser for a portion of the assets of the Equity Portfolio. GEAM’s ultimate parent is General Electric Company. GEAM’s address is 3003 Summer Street, Stamford, Connecticut 06904.

INVESCO Funds Group, Inc. (“INVESCO”) serves as the sub-adviser to the SP INVESCO Small Company Growth Portfolio. INVESCO is located at 4350 South Monaco Street, Denver, Colorado 80237.

Massachusetts Financial Services Company (“MFS”), serves as the sub-adviser for the SP MFS Capital Opportunities Portfolio. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-owned subsidiary of Sun Life Financial Services of Canada, Inc. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

Pacific Investment Management Company LLC (“PIMCO”) serves as the sub-adviser for the SP PIMCO High Yield Portfolio and the SP PIMCO Total Return Portfolio. PIMCO is a subsidiary of Allianz Dresdner Asset Management of America L.P., formerly PIMCO Advisors L.P. PIMCO’s principal business address is 840 Newport Center Drive, Newport Beach, California 92660.

Salomon Brothers Asset Management, Inc. (“Salomon”), serves as a sub-adviser for a portion of the assets of the Equity Portfolio. Salomon is a part of the global asset management arm of Citigroup, Inc. which was formed in 1998 as a result of the merger of Travelers Group and Citicorp, Inc. Salomon’s address is 125 Broad Street, New York, New York 10004.

The SP Aggressive Growth Asset Allocation Portfolio, the SP Balanced Asset Allocation Portfolio, the SP Conservative Asset Allocation Portfolio, and the SP Growth Asset Allocation Portfolio, each invests only in shares of other underlying Fund portfolios, which are managed by the advisers of those portfolios.

As an investment adviser, PI charges the Series Fund a daily investment management fee as compensation for its services. PI pays each sub-adviser out of the fee that PI receives from the Series Fund.

M Fund, Inc.:

o        Brandes  International  Equity Fund:  The  investment  objective is long term  capital  appreciation.  The fund invests primarily in equity  securities of foreign  issuers,  including  common stocks,  preferred  stock and  securities  that are convertible into common stocks.  The fund focuses on stocks with  capitalizations  of $1 billion or more. The fund also may invest in emerging market securities.  The fund's sub-adviser is Brandes Investment Partners, LLC.

o        Business  Opportunity  Value Fund:  The  investment  objective  is  long-term  capital  appreciation.  The fund invests primarily in equity  securities of U.S.  issuers in the  large-to-medium  capitalization  segment of the U.S. stock market.
     The fund's sub-adviser is Iridian Asset Management LLC.

o        Frontier Capital  Appreciation  Fund: The investment  objective is to seek the maximum capital  appreciation.  The fund invests  primarily  in the  common  stocks  of  U.S.  companies  of all  sizes,  with  emphasis  on  stock  companies  with capitalizations  that are consistent  with the  capitalizations  of those  companies found in the Russell 2500 Stock Index.
     The fund's sub-adviser is Frontier Capital Management Company, LLC.

o        Turner Core Growth Fund: The investment  objective is long-term  capital  appreciation.  The fund invests  primarily in the common stocks of U.S.  companies  that the  sub-advisor  believes have strong  earnings  growth  potential.  The fund's sub-adviser is Turner Investment Partners, Inc.

M Financial Investment Advisers, Inc. (“MFIA”) is the investment adviser of the M Fund, Inc. MFIA’s business address is M Financial Plaza, Suite 900, 1125 NW Couch Street, Portland, Oregon 97209.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

(1)      changes in state insurance law;
(2)      changes in federal income tax law;
(3)      changes in the investment management of any portfolio of the Funds; or
(4)      differences between voting instructions given by variable life insurance and variable annuity contract owners.

A fund or portfolio may have a similar name or an investment objective and investment policies resembling those of a mutual fund managed by the same investment adviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such fund or portfolio will resemble that of the publicly available mutual fund.

An affiliate of each of the Funds may compensate Pruco Life based upon an annual percentage of the average assets held in the Fund by Pruco Life under the Contracts. These percentages may vary by Fund and/or Portfolio, and reflect administrative and other services we provide.

Voting Rights

We are the legal owner of the shares of the mutual funds associated with the variable investment options. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal or state regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Funds in its own right, it may elect to do so.

Pruco Life may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that Pruco Life reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

Substitution of Funds

We may substitute one or more of the mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We do this only if events such as investment policy changes or tax law changes make the mutual fund unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate Option

Because of exemptive and exclusionary provisions, interests in the fixed rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed rate option are not subject to the provisions of these Acts, and Pruco Life has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed rate option. Any inaccurate or misleading disclosure regarding the fixed rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

You may choose to invest, initially or by transfer, all or part of your Contract Fund to a fixed rate option. This amount becomes part of Pruco Life's general account. The general account consists of all assets owned by Pruco Life other than those in the Account and in other separate accounts that have been or may be established by Pruco Life. Subject to applicable law, Pruco Life has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life guarantees that the part of the Contract Fund allocated to the fixed rate option will accrue interest daily at an effective annual rate that Pruco Life declares periodically, but not less than an effective annual rate of 3%. Pruco Life is not obligated to credit interest at a rate higher than an effective annual rate of 3%, although we may do so.

Transfers out of the fixed rate option are subject to strict limits. See Transfers, page 24. The payment of any cash surrender value attributable to the fixed rate option may be delayed up to six months. See When Proceeds are Paid, page 26.

CHARGES AND EXPENSES

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed rate option, plus any interest credited on amounts allocated to the fixed rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Loans, page 32. Most charges, although not all, are made by reducing the Contract Fund.

Charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges. In deciding whether to change any of these charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Premium based administrative charges will be set at one rate for all contracts like this one. Changes in other charges will be by class. We will not recoup prior losses or distribute prior gains by means of these changes.

This section provides a more detailed description of each charge that is described briefly in the charts beginning on page 1.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Sales Load Charges

We reserve the right to charge up to 12% of premiums paid for sales expenses in all Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Currently, the charge is equal to 9.75% of premiums paid up to the amount of the Sales Load Target Premium and 4% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 3% thereafter. The Sales Load Target Premium may vary from the Limited No-Lapse Guarantee Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. See PREMIUMS, page 23.

Paying more than the Sales Load Target Premium could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884.00 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $607.75. If the Contract owner paid $884.00 in each of the first 10 Contract years, the total sales load would be $861.90. For additional information, see Increases in Basic Insurance Amount, page 29.

Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Limited No-Lapse Guarantee if the accumulated premium payments do not reach the Limited No-Lapse Guarantee Values shown on your Contract Data pages. See Limited No-Lapse Guarantee, page 28. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 34.

Premium Based Administrative Charge

We reserve the right to charge up to 7.5% for a premium based administrative charge, which shall include any federal, state or local income, premium, excise, business or any other type of charge (or component thereof) measured by or based upon the amount of premium received by Pruco Life.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life's estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5%. The rate applies uniformly to all Contract owners without regard to state of residence. Pruco Life may collect more for this charge than it actually pays for state and local premium taxes.

The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in Pruco Life's federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

Under current law, Pruco Life may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, the imposition of any such taxes upon Pruco Life that are attributable to the Account may result in a corresponding charge against the Account.

Cost of Insurance

We deduct, monthly, a cost of insurance ("COI") charge proportionately (or as you directed, See Allocated Charges, page 18) from the dollar amounts held in each of the chosen investment options. The purpose of this charge is to provide insurance coverage. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the amount by which the Contract's death benefit exceeds the Contract Fund ("net amount at risk") under a Contract by maximum COI rates.

The net amount at risk is affected by factors such as: investment performance, premium payments, and charges. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Mortality Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life's current COI rates are lower than the maximum rates. Current COI charges range from $.002 to $83.34 per $1,000 of net amount at risk. For additional information, see Increases in Basic Insurance Amount, page 29.

Monthly Deductions from the Contract Fund

ruco Life deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract's monthly charges. See Allocated Charges, page 18.

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $8 per Contract thereafter. However, Pruco Life reserves the right to charge up to $20 for all years. Currently the second part of this charge is equal to an amount up to $2.20 per $1,000 of the basic insurance amount for the first eight Contract years and zero thereafter. However, Pruco Life reserves the right to charge up to $2.20 for all years. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any.

(b) If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus we currently charge an amount up to $2.20 per $1,000 of the coverage segment for an increase in basic insurance amount for the first eight years from the effective date of the increase and zero thereafter. However, Pruco Life reserves the right to charge up to $2.20 for all years. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase.

In either of the instances described above, the highest charge per thousand is $2.20 and applies to male age 75. The lowest charge per thousand is $0.08 and applies to female age 18, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading "Adjustments to the Contract Fund."

The following table provides sample per thousand charges:

                         -------------- ---------------- --------------- ---------------- ---------------
                                             Male             Male           Female           Female
                           Issue Age      Non-Smoker         Smoker        Non-Smoker         Smoker
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              35             $0.26           $0.30            $0.21           $0.23
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              45             $0.44           $0.53            $0.36           $0.40
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              55             $0.78           $0.95            $0.62           $0.68
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              65             $1.43           $1.76            $1.11           $1.22
                         -------------- ---------------- --------------- ---------------- ---------------
(c)	You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See RIDERS, page 20.

(d)	If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

The earnings of the Account are taxed as part of the operations of Pruco Life. Currently, no charge is being made to the Account for Pruco Life’s federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Premium Based Administrative Charge, page 15. Pruco Life periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed rate option.

Surrender Charges

We will assess a surrender charge if, during the first eight Contract years (or during the first eight years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of one year’s Sales Load Target Premium, less premiums for riders and extras, as determined at the time the Contract is issued. A separate surrender charge is based on one year’s Sales Load Target Premium for each new coverage segment determined at the time each new coverage segment is issued. The percentage varies by issue age. The maximum first year percentage is 15% of the Surrender Target Premium, and is reduced annually to zero by the end of the eighth year. These surrender charges are similar to what is often referred to as “deferred sales load” charges and compensate Pruco Life for administrative costs associated with the sale of the Contracts. The duration of the surrender charge also varies by age.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, the rate at which the percentages is reduced annually, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

     -----------------------------------------------------------------------------------------------------------------------
                                            Maximum Percentage for Surrender Charges
     -----------------------------------------------------------------------------------------------------------------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     Issue Age     Percentage     Percentage     Percentage  at  Percentage     Percentage     Percentage     Percentage
                   at  start  of  at  start  of  start  of year  at  start  of  at  start  of  at  start  of  at  start  of
                   years 1 - 3    year 4         5               year 6         year 7         year 8         year 9
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     18-65         15%            13%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     66-70         14%            13%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     71-71         13%            12%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------
     75 and above  12%            12%            10%             8%             5%             2%             0%
     ------------- -------------- -------------- --------------- -------------- -------------- -------------- --------------

We will show a surrender charge threshold for each coverage segment in the Contract Data pages. This threshold amount is the segment’s lowest coverage amount since its effective date. If during the first eight Contract years (or during the first eight years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the basic insurance amount at issue. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. For information regarding COI charges where there are two or more coverage segments in effect, see Increases in Basic Insurance Amount, page 29 and Decreases in Basic Insurance Amount, page 30.

If we are processing a full surrender of your contract, and it includes the Enhanced Cash Value rider, and is not in default, Pruco Life will determine an Additional Amount by multiplying the total surrender charge by a factor and add that Additional Amount to the cash surrender value.

This Additional Amount to the cash surrender value is not payable when your Contract is surrendered in connection with a 1035 Exchange. The Additional Amount is available in states where it is approved.

Transaction Charges

(a)      We currently  charge an  administrative  processing  fee equal to the lesser of $25 or 2% of the  withdrawal  amount in connection with each withdrawal.
(b)      We currently charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c)      We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(d)      We may charge an  administrative  processing fee of up to $25 for any change in the Target Term Rider  coverage  amount for Contracts with this rider.

(e)      We may charge an administrative processing fee of up to $150 for Living Needs Benefit payments.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 16.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed rate option.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured's death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. If you have any amounts allocated to the variable investment options, mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest.

Portfolio Charges

Charges are deducted from, and expenses are paid out of, the assets of the Funds as described in the Fund prospectuses.

Rider Charges

o        Accidental  Death Benefit Rider -- We deduct a charge monthly for this rider which provides an additional  death benefit if the  insured's  death is  accidental.  This  benefit  will end on the  earliest of: the end of the last day of the grace period if the  Contract is in default;  the date the  Contract is  surrendered  for its net cash value;  the end of the day before the first Contract  anniversary  on or after the insured's  100th  birthday;  and the date the Contract ends for any other  reason.  The current  charge ranges from $0.05 to $0.28 per $1,000 of coverage  based on age, sex, and  underwriting class, and is charged to the first Contract anniversary on or after the insured's 100th birthday.

o        Children  Level Term Rider -- We deduct a charge  monthly  for this rider  which  provides  term life  insurance  on all dependent  children  that are covered  under this rider.  The current  charge is $0.42 per $1,000 of coverage and will stop on the earlier of the date of the insured's  death,  and the first  contract  anniversary  on or after the  insured's  75th birthday.

o        Enhanced  Cash Value Rider -- We deduct a one time charge from the first  monthly  deduction  on the  Contract  for this rider,  which  provides an Additional  Amount upon full  surrender of the Contract for its surrender  value.  The charge is
     $0.01 per $1,000 of coverage.

o        Enhanced  Disability  Benefit Rider -- We deduct a charge monthly for this rider which provides  invested  premium  amounts while the insured is totally  disabled.  If we approve a claim for this  benefit,  the greater of the  stipulated  amount and the monthly  charge  will be waived  while the  insured is totally  disabled.  The  current  charge is based on age,  sex,  and underwriting  class. It ranges from 6.9% to 10% of the greater of: 9% of the policy Limited No-Lapse  Guarantee  Premium or the total of  monthly  deductions,  and is  payable  to the first  Contract  anniversary  on or after  the  insured's  60th birthday.

o        Target Term Rider -- We may deduct a charge monthly for this rider,  which  provides a flexible term  insurance  benefit to  attained  age 100 on the life of the  insured.  Currently,  we do not deduct an  administrative  charge for this rider.
     However,  we  currently  deduct a Cost of  Insurance  ("COI")  charge  for this  rider,  which is lower than the COI charge deducted for the basic amount of insurance, and is based on age, sex, and underwriting class of the insured.

o        Living Needs Benefit Rider -- We deduct a $150 fee for this rider only if benefits are paid.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

Unless a different owner is named in the application, the Contract owner is the insured. If a different Contract owner is named, we will show that Contract owner in an endorsement to the Contract. This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request in a form that meets our needs. We may ask you to send us the Contract to be endorsed. If we receive your request in a form that meets our needs, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date you signed the request.

While the insured is living, the Contract owner alone is entitled to any Contract benefit and value, and to the exercise of any right and privilege granted by the Contract or by us. For example, the Contract owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured. You may designate or change a beneficiary by sending us a request in a form that meets our needs. We may ask you to send us the contract to be endorsed. If we receive your request, and the contract if we ask for it, we will file and record the change and it will take effect as of the date you signed the request. But if we make any payment(s) before we receive the request, we will not have to make the payment(s) again. Any beneficiary’s interest is subject to the rights of any assignee we know of. When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life’s consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, except for non-payment of enough premium to pay the required charges and when any change is made in the Contract that requires Pruco Life’s approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex

If the insured’s stated age or sex or both are incorrect in the Contract, Pruco Life will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured’s correct age and sex.

Settlement Options

The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Pruco Life and Prudential have entered into an agreement under which Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account. Pruco Life transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes an individual account within its Alliance Account in the name of the beneficiary and makes all payments necessary to satisfy such obligations. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Target Term Rider

The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract’s basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life. The rider coverage amount after the increase cannot exceed four times the base Contract’s basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The rider death benefit fluctuates as the base Contract’s death benefit changes. When the Contract Fund has not grown to the point where the base Contract’s death benefit is increased to satisfy the Internal Revenue Code’s definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract’s death benefit begins to vary as required by the Internal Revenue Code’s definition of life insurance, the rider’s death benefit will decrease (or increase) dollar for dollar as the base Contract’s death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract’s death benefit to grow to the point where the rider death benefit is reduced to zero. If you have a Type A death benefit and you take a withdrawal the Rider coverage amount may require a reduction. We will not reduce the Rider coverage amount below $5,000.

You should consider the following factors when purchasing a Contract with a Target Term Rider:

o        A Contract  with a Target Term Rider will offer a higher cash value and death  benefit than an all base policy with the same death benefit if Pruco Life does not change its current  charges.  This is because:  (1) the Sales Load Target Premium will be lower for a Contract  with a Target  Term Rider than for an all base  policy  with the same death  benefit and this may  result in lower  current  sales  expense  charges,  (2) the  monthly  administrative  charge  will also be lower for a
     Contract  with a Target Term Rider than for an all base  policy  with the same death  benefit,  and (3) we  currently  take lower current Cost of Insurance charges under the Target Term Rider.

o        However,  a Contract  with a Target Term Rider offers the  potential  for lower cash values and death  benefits than an all base policy with the same death  benefit if Pruco Life raises its  current  charges to the maximum  contractual  level.
     This is because  guaranteed  maximum  charges  under the  Contract  and Target  Term Rider are the same  except for the per
     $1,000 of  insurance  portion of the monthly  administrative  charge which is higher for Target Term Rider.  The  surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

o        The Enhanced  Disability  Benefit,  as described  below, is unavailable on Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

o        The  Accidental  Death  Benefit,  described  under RIDERS,  page 20, does not apply to any portion of the death benefit that is  attributable  to a Target Term Rider.  If it is important to you to have the maximum  amount of  Accidental  Death
     Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

o        The Living Needs  Benefit  does not apply to the portion of the death  benefit  that is  attributable  to a Target Term
     Rider.  If it is important  to you that the Living  Needs  Benefit  applies to the entire  death  benefit,  you may want to purchase a Contract without a Target Term Rider.  See Living Needs Benefit, page 22.

o        The rider  coverage  amount  terminates  at the  insured's  age 100. If it is important to you that no coverage  amount then in effect  terminates  at the  insured's  attained age 100, you may want to purchase a contract  without a Target Term
     Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract’s cash value and death benefit. It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

Other Riders

Contract owners may be able to obtain extra fixed benefits which may require additional charges. These optional insurance benefits will be described in what is known as a “rider” to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life upon written request.

Accidental Death Benefit — The Accidental Death Benefit provides an additional death benefit that is payable if the insured’s death is accidental, as defined in the benefit provision.

Children Level Term Rider — The Children Level Term Rider provides term life insurance coverage on the life of the insured’s children.

Enhanced Cash Value Rider — The Enhanced Cash Value Rider provides an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange. This rider can only be elected at the time the contract is issued, and can not be removed after the contract is issued.

Enhanced Disability Benefit — The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision. This rider is not available with Death Benefit Type C (return of premium) Contracts. This rider is not available on Contracts with the Target Term Rider benefit.

Living Needs Benefit Rider — The Living Needs BenefitSM is available on your Contract in states where it is approved. The benefit may vary by state. There is no charge for adding the benefit to a Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid. The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract’s death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will not be less than the net cash value. One or both of the following options may be available. A Pruco Life representative should be consulted as to whether additional options may be available.

The Terminal Illness Option is available on the Living Needs Benefit rider if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

The Nursing Home Option is available on the Living Needs Benefit rider after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract’s death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds age 18 through age 90 for death benefit Types A and B, through age 85 for death benefit Type C. Currently, for issue ages 18 through age 80 the minimum basic insurance amount for Contracts without a Target Term Rider is $100,000 for death benefit Type A and B, and $250,000 for death benefit Type C. For issue age 81 through age 90 the minimum basic insurance amount is $250,000. See Types of Death Benefit, page 26.

For Contracts with a Target Term Rider, the minimum total Target Coverage Amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum basic insurance amount of the base Contract is $100,000, while the minimum rider coverage amount is $5,000. See RIDERS, page 20. Pruco Life may change the minimum basic insurance amounts of the Contracts it will issue.

Pruco Life requires evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred Best non-smokers are offered more favorable cost of insurance rates than smokers. Pruco Life charges a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

PREMIUMS

Minimum Initial Premium

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. The minimum initial premium is equal to 9% of the annual Short-Term No-Lapse Guarantee Premium, including all extras, riders, and waiver of premium. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options. Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest. If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

Available Types of Premium

Once the minimum initial premium payment is made, there are no required premiums. However, there are multiple types of premiums which are described below. Understanding them may help you understand how the Contract works.

o        Limited  No-Lapse  Guarantee  Premiums are premiums that, if paid at the beginning of each Contract year, will keep the
     Contract  in-force until the insured's age 80, or if later,  during the first 10 Contract  years,  regardless of investment performance and assuming no loans or withdrawals.  The length of the Limited  No-Lapse  Guarantee  available to you depends on your  Contract's  death benefit type.  The Limited  No-Lapse  Guarantee is not  applicable to Contracts  with the Type C
     Death Benefit.  See Limited No-Lapse Guarantee,  page 28. When you purchase a Contract,  your Pruco Life representative can tell you the  amount[s] of the Limited  No-Lapse  Guarantee  Premium.  For a Contract with no riders or extra risk charges, these premiums will be level.

o        Short-Term  No-Lapse Guarantee  Premiums are premiums that, in some instances,  make it possible to pay a premium lower than the Limited No-Lapse Guarantee Premium.  These Short-Term  No-Lapse  Guarantee  Premiums,  if paid at the beginning of each  Contract  year,  will keep the  Contract  in-force  during the first 10  Contract  years,  regardless  of  investment performance  and assuming no loans or  withdrawals.  To continue the Limited  No-Lapse  Guarantee  beyond this period,  you will have to begin paying premiums  higher than the Short-Term  No-Lapse  Guarantee  Premiums.  However,  not all Contracts
     offer the Limited No-Lapse  Guarantee beyond 10 Contract years. The length of the Limited No-Lapse  Guarantee  available to you  depends on your  Contract's  death  benefit  type.  See  Limited  No-Lapse  Guarantee,  page 28.  When you  purchase a
     Contract,  your Pruco Life  representative can tell you the amount[s] of the Short-Term  No-Lapse Guarantee Premium.  As is
     the case with the Limited No-Lapse Guarantee Premium,  for a Contract with no riders or extra risk charges,  these premiums will be level.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Limited No-Lapse Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium and the first monthly deductions are made. The remainder of the initial premium and any other net premium received in Good Order at a Service Office during the 10 day period following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract date and the end of the valuation period in which it is received. After the tenth day, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your current premium allocation. The transfer from the Money Market investment option on the tenth day following receipt of the Contract will not be counted as one of your 12 free transfers described under Transfers, below. If the first premium is received before the Contract date, there will be a period during which the Contract owner’s initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received in Good Order at a Service Office, in accordance with the allocation you previously designated. The “valuation period” means the period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the variable investment options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Transfers

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option without charge. Additional transfers may be made during each Contract year, but only with our consent. All or a portion of the amount credited to a variable investment option may be transferred. Transfers out of the fixed rate option are subject to strict limits as described later in this section. There is no administrative charge for the first 12 transfers per Contract year among investment options. Transfers at the end of the Money Market Period and transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract year. There is an administrative charge of up to $25 for each transfer after the first 12 transfers per Contract year. Transfers will not be made until 10 days after you receive the Contract.

Transfers among variable investment options will take effect as of the end of the valuation period in which a transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Service Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 20.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000. Pruco Life may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a “market timing” strategy may be disruptive to the investment option or to the disadvantage of other Contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing, and amount of transfers. We also reserve the right to price a transfer on the business day after the business day on which the transfer request was received, and to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner. If we exercise this right at the time of a transfer request, we will immediately notify you.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging (“DCA”). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed rate option. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly date on or after 10 days following the receipt of the Contract.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the Monthly date on or after 10 days following receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

DEATH BENEFITS

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid. If the minimum initial premium is received before the Contract is issued, the premium will be applied as of the Contract date. If a medical examination is required, the Contract date will ordinarily be the date the examination is completed. If the minimum initial premium is received on or after the Contract date, it will be applied as of the date of receipt in Good Order at a Service Office. Under certain circumstances, we may allow the Contract to be backdated up to six months for the purpose of lowering the insured’s issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt in Good Order at a Service Office and will deduct any charges due on or before that date.

When Proceeds Are Paid

Pruco Life will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office. However, Pruco Life may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account’s assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed rate option, Pruco Life expects to pay the cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). Pruco Life will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

Types of Death Benefit

You may select from three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except where the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where Pruco Life increases the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value and decrease the net amount at risk and result in lower charges. See How a Contract’s Cash Surrender Value Will Vary, page 31.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Pruco Life may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater due to a greater net amount at risk. See How a Contract’s Cash Surrender Value Will Vary, page 31. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. However, as long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract less withdrawals, accumulated at an interest rate (between 0% and 8%; in 1/2% increments chosen by the Contract owner) to the date of death. Pruco Life may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Within limits, this death benefit allows the beneficiary, in effect, to recover the cost of the Contract, plus a predetermined rate of return, upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract’s death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract’s cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract due to a greater net amount at risk and higher cost of insurance charges. See How a Contract’s Cash Surrender Value Will Vary, page 31. The death benefit on a Type C Contract is limited to the basic insurance amount plus an amount equal to the: Type C Limiting Amount multiplied by the Type C Death Benefit Factor plus the Contract Fund. See the Contract Limitations section of your Contract. You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount, a reduction in Target Term Rider death benefit, and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 33.

The way in which the cash surrender value and death benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life’s approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 23. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See CHARGES AND EXPENSES, page 15. Furthermore, if you choose a Type A or Type B death benefit, you will NOT be able to change to a Type C death benefit.

If you are changing your Contract’s type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the Contract Fund and (2) the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums is 0%.

--------------------------------------------------------------------
                      Basic Insurance Amount
====================================================================
---------------------- ---------------------------------------------
        FROM                                TO
---------------------- ---------------------------------------------
---------------------- ---------------------- ----------------------
       Type A                 Type B                 Type C
      $300,000               $250,000                  N/A
---------------------- ---------------------- ----------------------
---------------------- ---------------------- ----------------------
       Type B                 Type A                 Type C
      $250,000               $300,000                  N/A
---------------------- ---------------------- ----------------------
---------------------- ---------------------- ----------------------
       Type C                 Type A                 Type B
      $260,000               $300,000               $250,000
---------------------- ---------------------- ----------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or a Service Office. If the change is approved, we will recompute the Contract’s charges and appropriate tables and send you new Contract Data pages. We may require you to send us your Contract before making the change.

Limited No-Lapse Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the Limited No-Lapse Guarantee. Likewise, a Contract loan may adversely affect any Limited No-Lapse Guarantee. See Withdrawals, page 33, and Loans, page 32. You should consider how important the Limited No-Lapse Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Limited No-Lapse Guarantee period shown on your Contract Data pages, we calculate your Contract’s “Accumulated Net Payments” as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Limited No-Lapse Guarantee Values. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract Data pages contain a table of Limited No-Lapse Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Limited No-Lapse Guarantee period shown on your Contract Data pages, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and the Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term No-Lapse Guarantee, and Limited No-Lapse Guarantee Premiums are payments which correspond to the Limited No-Lapse Guarantee Values shown on your Contract Data pages. For example, payment of the Short-Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first 10 Contract years, assuming no loans or withdrawals. However, payment of the Short-Term No-Lapse Guarantee Premium after year 10 will not assure that your Contract’s Accumulated Net Payments will continue to meet the Limited No-Lapse Guarantee Values. See PREMIUMS, page 23.

If you want a Limited No-Lapse Guarantee to last longer than 10 years, you should expect to pay at least the Limited No-Lapse Guarantee Premium at the start of each Contract year. Paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured’s age 80 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Limited No-Lapse Guarantee Premium after this Limited No-Lapse Guarantee period, will not assure that your Contract’s Accumulated Net Payments will continue to prevent the Contract from lapsing.

The following table provides sample Short-Term No-Lapse Guarantee Premiums and Limited No-Lapse Guarantee Premiums (to the nearest dollar) for basic insurance amounts and increases. The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract.

 ----------------------------------------------------------------------------------------

                              Illustrative Annual Premiums
 ----------------------------------------------------------------------------------------

    Age of
  insured at                Type of                 Short-Term             Limited
   issue or          Death Benefit Chosen       No-Lapse Guarantee   No-Lapse Guarantee
   increase                                           Premium              Premium
---------------- ------------------------------ -------------------- --------------------

       40              Type A (Fixed)               $1,482.50            $3,460.00
 ----------------------------------------------------------------------------------------

       40             Type B (Variable)             $1,670.00            $4,897.50
 ----------------------------------------------------------------------------------------

       40        Type C (Return of Premium)         $1,690.00               N/A
 ----------------------------------------------------------------------------------------

       60              Type A (Fixed)               $4,397.50            $8,352.50
 ----------------------------------------------------------------------------------------

       60             Type B (Variable)             $5,040.00           $10,258.00
 ----------------------------------------------------------------------------------------

       60        Type C (Return of Premium)         $8,222.50               N/A
 ----------------------------------------------------------------------------------------

       80              Type A (Fixed)              $20,822.50           $20,822.50
 ----------------------------------------------------------------------------------------

       80             Type B (Variable)            $22,870.00           $22,870.00
 ----------------------------------------------------------------------------------------

       80        Type C (Return of Premium)        $100,820.00              N/A
 ----------------------------------------------------------------------------------------

Paying the Short-Term No-Lapse Guarantee Premiums or Limited No-Lapse Guarantee Premiums at the start of each Contract year is one way of reaching the Limited No-Lapse Guarantee Values; it is certainly not the only way. The Limited No-Lapse Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Limited No-Lapse Guarantee. If you desire the Limited No-Lapse Guarantee until the later of the insured’s age 80 or 10 years after issue, you may prefer to pay at least the Limited No-Lapse Guarantee Premium in all years, rather than paying the lower Short-Term No-Lapse Guarantee Premium in the first 10 years. If you pay only the Short-Term No-Lapse Guarantee Premium in the first 10 years, you will need to pay more than the Limited No-Lapse Guarantee Premium at the beginning of the 11th year in order to continue the Limited No-Lapse Guarantee.

Not all Contracts will have the Limited No-Lapse Guarantee available until the later of the insured’s age 80 or 10 years after issue. Type C Contracts will have a Limited No-Lapse Guarantee for only 10 Contract years. Your Contract Data pages will show Limited No-Lapse Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 26 and Tax Treatment of Contract Benefits, page 34.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

(1)      you must ask for the change in a form that meets Pruco Life's needs;
(2)      the amount of the  increase  must be at least  equal to the  minimum  increase in basic  insurance  amount  shown under
         Contract Limitations in your Contract Data pages;
(3)      you must prove to us that the insured is insurable for any increase;
(4)      the Contract must not be in default;
(5)      we must not be paying premiums into the Contract as a result of the insured's total disability; and
(6)      if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. Contracts with the Enhanced Cash Value rider will not be charged again for this feature when there is an increase in basic insurance amount.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 9.75% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 4% of allocated premiums paid in excess of this amount for the first 10 Contract years; 3% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 39.

Each coverage segment will have its own surrender charge period beginning on that segment’s effective date and its own surrender charge threshold. The surrender charge threshold is the segment’s lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, page 30, and Surrender Charges, page 17.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Mortality Tables, the age at the effective date of the increase and the number of years since then, total basic insurance amount, sex (except where unisex rates apply), underwriting class, smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole Contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the insured’s attained age for the initial coverage segment.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a “free-look” right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. Generally, the “free-look” right would have to be exercised no later than 10 days after receipt of the Contract as increased.

Payment of a significant premium in conjunction with an increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

Decreases in Basic Insurance Amount

You have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract Data pages.

In addition, the amount of the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract Data pages, and the Contract Fund must be at least equal to any applicable surrender charge. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment’s lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the basic insurance amount at issue, and deduct the result from the Contract Fund. See Surrender Charges, page 17.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. See Tax Treatment of Contract Benefits, page 34. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 34. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

CONTRACT VALUES

How a Contract’s Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract’s cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt plus any Additional Amount upon surrender. See Loans, page 32. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment option[s]; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 15. Upon request, Pruco Life will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T4 in this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts (see PREMIUMS, page 23), and assuming hypothetical uniform investment results in the Fund portfolios. All three of the tables assume maximum charges will be used throughout the lifetime of the insured. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 36.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a signed written request in a form that meets Pruco Life’s needs, to a Service Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its cash surrender value. The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount Factor. Currently this factor is 1.0. However, Pruco Life may reduce the factor to zero.

To be eligible for the Additional Amount, the following conditions must be met:

1)       the Contract must not be in default;
2)       you must ask for the surrender in a signed written request;
3)       the surrender  must not be the subject of an exchange  pursuant to Section 1035 of the United States  Internal  Revenue
         Code.
4)       you must have purchased The Rider for Payment of An Additional Amount Upon Surrender.

The Additional Amount will not be available for Contracts that are in default at the end of the grace period and the premium required to bring the Contract out of default has not been paid.

Loans

You may borrow from Pruco Life an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is generally $500. In some states the minimum loan amount will be lower.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 4%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 3.1%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed rate option, as applicable. Unless you ask us to take the loan amount from specific variable investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 3%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract in-force. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. See LAPSE AND REINSTATEMENT, page 33 and Tax Treatment of Contract Benefits ? Pre-Death Distributions, page 35.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract's crediting rate. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to attempt to avoid this result, including modifying the Contract's loan provisions, but cannot guarantee that such efforts would be successful.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 34.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment option you designate or the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 34.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount and a reduction in the Target Term Rider coverage amount. If a decrease in basic insurance amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 23. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative. See Tax Treatment of Contract Benefits, page 34.

Currently, when you request a transaction which causes a decrease in basic insurance amount resulting in a Contract that is classified as a Modified Endowment Contract, we will provide an authorization form. The authorization form will confirm that you are aware that the Contract will become a Modified Endowment Contract if the transaction is completed. When we receive that properly completed form in a Service Office, we will complete the transaction and send a confirmation notice.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash surrender value withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of any portion of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Limited No-Lapse Guarantee, since withdrawals decrease your Accumulated Net Payments. See Limited No-Lapse Guarantee, page 28.

Generally, Pruco Life will pay any withdrawn portion of cash surrender value or withdrawal amount within seven days after all the documents required for such a payment are received at a Service Office. With respect to the amount of any withdrawn portion of the cash surrender value allocated to the fixed rate option, Pruco Life expects to pay the withdrawn portion of cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such withdrawn amounts for up to six months (or a shorter period if required by applicable law). Pruco Life will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

A Contract returned during the "free-look" period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

LAPSE AND REINSTATEMENT

Pruco Life will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Limited No-Lapse Guarantee, assuming there are no outstanding loans. See Limited No-Lapse Guarantee, page 28. Separately, if the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 34. A Contract that ended in default may be reinstated within five years after the date of default, if the following conditions are met:

(1)      renewed evidence of insurability is provided on the insured;
(2)      submission of certain  payments  sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and
(3)      any Contract  debt with  interest to date is restored or paid back.  If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement.

The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract’s investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract’s death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract Data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation Test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation Test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

o        you will  not be taxed on the  growth  of the  funds in the  Contract,  unless  you  receive  a  distribution  from the
              Contract, or if the Contract lapses or is surrendered, and

o        the Contract's  death benefit will generally be income tax free to your  beneficiary.  However,  your death benefit may be subject to estate taxes.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

       Contracts Not Classified as Modified Endowment Contracts.

o        If you  surrender  the  Contract  or allow it to lapse,  you will be taxed on the amount  you  receive in excess of the premiums you paid less the untaxed  portion of any prior  withdrawals.  For this purpose,  you will be treated as receiving any portion of the cash surrender  value used to repay  Contract  debt. In other words,  you will immediately  have taxable  income to the extent of gain in the Contract.  Reinstatement  of the Contract after lapse  will not  eliminate  the  taxable  income  which we are  required  to  report to the  Internal  Revenue
                  Service.  The tax  consequences  of a surrender  may differ if you take the proceeds  under an income  payment settlement option.

o        Generally,  you will be taxed on a  withdrawal  to the extent the amount you receive  exceeds the premiums you paid for the Contract less the untaxed portion of any prior  withdrawals.  However,  under some limited  circumstances, in the first 15 Contract  years,  all or a portion of a withdrawal  may be taxed if the Contract  Fund exceeds the total premiums paid less the untaxed portions of any prior  withdrawals,  even if total withdrawals do not exceed total premiums paid.

o        Extra  premiums  for  optional  benefits and riders  generally  do not count in  computing  the  premiums  paid for the
                  Contract for the purposes of determining whether a withdrawal is taxable.

o        Loans you take against the Contract are  ordinarily  treated as debt and are not  considered  distributions  subject to tax.  However,  you should know that the Internal  Revenue  Service may take the position  that the  preferred loan should be treated as a distribution for tax purposes  because of the relatively low differential  between the loan  interest  rate and  Contract's  crediting  rate.  Were the  Internal  Revenue  Service  to take this position,  Pruco Life would take  reasonable  steps to avoid this result,  including  modifying the Contract's loan provisions.

         Modified Endowment Contracts.

o        The rules change if the Contract is classified as a Modified  Endowment  Contract.  The Contract could be classified as a Modified  Endowment  Contract if premiums in amounts  that are too large are paid or a decrease in the face amount  of  insurance  is made (or a rider  removed).  The  addition  of a rider or an  increase  in the face amount of  insurance  may also cause the  Contract to be  classified  as a Modified  Endowment  Contract if a significant  premium is paid in  conjunction  with an increase or the  addition of a rider.  You should first consult a tax adviser and your Pruco Life representative if you are contemplating any of these steps.

o        If the Contract is  classified as a Modified  Endowment  Contract,  then amounts you receive under the Contract  before the  insured's  death,  including  loans and  withdrawals,  are  included  in income to the  extent  that the
                   Contract Fund before  surrender  charges  exceeds the premiums paid for the Contract  increased by the amount of any loans  previously  included in income and reduced by any untaxed  amounts  previously  received  other than the amount of any loans  excludible  from income.  An  assignment  of a Modified  Endowment  Contract is taxable  in  the  same  way.  These  rules  also  apply  to  pre-death  distributions,  including  loans  and assignments,  made during the two-year period before the time that the Contract  became a Modified  Endowment
                   Contract.

o        Any  taxable  income on  pre-death  distributions  (including  full  surrenders)  is subject to a penalty of 10 percent unless  the  amount is  received  on or after age 59 1/2,  on account  of your  becoming  disabled  or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

o        All Modified  Endowment  Contracts  issued by us to you during the same calendar year are treated as a single  Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular variable investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Withholding.     You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class action lawsuits. Pending legal and regulatory actions include proceedings that are specific to us and proceedings generally applicable to the businesses in which we operate. We are also subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

We have been subject to substantial regulatory actions and civil litigation, including class actions, involving individual life insurance sales practices from 1982 through 1995. As of January 31, 2003, Pruco Life has resolved those regulatory actions, its sales practices class action litigation and all of the individual sales practices actions filed by policyholders who “opted out” of the sales practices class action. Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

Pruco Life’s litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life’s financial position.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following tables (pages T1 through T4) show how a Contract’s death benefit and cash surrender values change with the investment experience of the Account. They are “hypothetical” because they are based, in part, upon several assumptions, which are described below. All three tables assume the following:

o        a Contract bought by a 55 year old male, Preferred non-smoker, with no extra risks or substandard ratings.

o        a given premium amount is paid on each Contract anniversary and no loans are taken.

o        maximum contractual charges,  before any fee waivers,  reimbursement of expenses,  or expense reductions,  if any, have been made since issue.

o        the Contract Fund has been invested in equal  amounts in each of the  29 portfolios  of the Funds and no portion of the
     Contract Fund has been allocated to the fixed-rate option.

The first table (page T1) assumes: (1) a Type A (fixed) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The second table (page T2) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing.

The third table (page T3) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The fourth table (page T4) assumes: (1) a Type C (return of premium) Contract has been purchased with premiums accumulating at 6%, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6%, and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next three columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last three columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 29 portfolios of 1.24%, and the daily deduction from the Contract Fund of 0.45% per year. Assuming maximum charges, gross returns of 0%, 6%, and 12% are the equivalent of net returns of -1.69%, 4.31% and 10.31%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 1.24% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

The Contract allows you to invest your net premium dollars in a variety of professionally managed funds. Fluctuating investment returns in these funds, together with the actual pattern of your premium payments, our Contract charges, and any loans and withdrawals you may make will generate different Contract values than those illustrated, even if the averages of the investment rates of return over the years were to match those illustrated. Because of this, we strongly recommend periodic Contract reviews with your Pruco Life representative. Reviews are an excellent way to monitor the performance of the Contract against your expectations and to identify adjustments that may be necessary.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 55 year old man using maximum charges, may be useful for a 55 year old man, but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration using current charges for your own age, sex, and rating class.

                                                             ILLUSTRATIONS
                                                             -------------

                                                             MPREMIER VUL
                                                     CASH VALUE ACCUMULATION TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,000,000        $1,000,000      $1,000,000       $ 38,811          $ 41,949        $   45,097
      2           $  161,942      $1,000,000        $1,000,000      $1,000,000       $ 80,874          $ 89,905        $   99,338
      3           $  247,803      $1,000,000        $1,000,000      $1,000,000       $121,839          $139,608        $  158,930
      4           $  337,098      $1,000,000        $1,000,000      $1,000,000       $162,291          $191,745        $  225,098
      5           $  429,965      $1,000,000        $1,000,000      $1,000,000       $201,929          $246,137        $  298,287
      6           $  526,547      $1,000,000        $1,000,000      $1,000,000       $240,163          $302,338        $  378,780
      7           $  626,992      $1,000,000        $1,000,000      $1,000,000       $277,577          $361,104        $  468,186
      8           $  652,072      $1,000,000        $1,000,000      $1,000,000       $252,445          $357,171        $  498,509
      9           $  678,154      $1,000,000        $1,000,000      $1,000,000       $225,680          $351,463        $  531,179
     10           $  705,281      $1,000,000        $1,000,000      $1,000,000       $196,732          $343,437        $  566,256
     15           $  858,082      $1,000,000        $1,000,000      $1,219,391       $ 17,216          $266,285        $  791,812
     20           $1,043,988      $1,000,000        $1,000,000      $1,547,133       $      0          $ 69,276        $1,113,045
     25           $1,270,171      $1,000,000        $1,000,000      $1,993,441       $      0          $      0        $1,557,375
     30           $1,545,357      $        0(2)     $        0(2)   $2,604,860       $      0(2)       $      0(2)     $2,170,717
     35           $1,880,163      $        0        $        0      $3,438,193       $      0          $      0        $3,015,959
     40           $2,287,505      $        0        $        0      $4,605,020       $      0          $      0        $4,224,789
     45           $2,783,100      $        0        $        0      $6,235,460       $      0          $      0        $6,113,196

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 26, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 26, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T1

                                                             MPREMIER VUL
                                                        GUIDELINE PREMIUM TEST
                                                    TYPE B (VARIABLE) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,042,771        $1,045,882      $1,049,002       $ 38,387          $ 41,497        $ 44,618
      2           $  161,942      $1,083,991        $1,092,886      $1,102,175       $ 79,607          $ 88,501        $ 97,790
      3           $  247,803      $1,123,636        $1,141,008      $1,159,894       $119,251          $136,624        $155,510
      4           $  337,098      $1,161,633        $1,190,196      $1,222,525       $157,833          $186,396        $218,725
      5           $  429,965      $1,197,893        $1,240,373      $1,290,447       $194,970          $237,450        $287,524
      6           $  526,547      $1,232,316        $1,291,450      $1,364,071       $229,978          $289,111        $361,732
      7           $  626,992      $1,264,796        $1,343,322      $1,443,837       $263,335          $341,860        $442,375
      8           $  652,072      $1,234,748        $1,331,714      $1,462,375       $234,163          $331,129        $461,791
      9           $  678,154      $1,203,428        $1,317,770      $1,480,933       $203,428          $317,770        $480,933
     10           $  705,281      $1,170,660        $1,301,184      $1,499,304       $170,660          $301,184        $499,304
     15           $  858,082      $1,000,000        $1,167,400      $1,579,869       $      0          $167,400        $579,869
     20           $1,043,988      $        0(2)     $        0(2)   $1,597,047       $      0(2)       $      0(2)     $597,047
     25           $1,270,171      $        0        $        0      $1,435,526       $      0          $      0        $435,526
     30           $1,545,357      $        0        $        0      $        0(2)    $      0          $      0        $      0(2)
     35           $1,880,163      $        0        $        0      $        0       $      0          $      0        $      0
     40           $2,287,505      $        0        $        0      $        0       $      0          $      0        $      0
     45           $2,783,100      $        0        $        0      $        0       $      0          $      0        $      0

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 12%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T2

                                                             MPREMIER VUL
                                                     CASH VALUE ACCUMULATION TEST
                                                    TYPE B (VARIABLE) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,042,771        $1,045,882      $1,049,002       $ 38,387          $ 41,497        $ 44,618
      2           $  161,942      $1,083,991        $1,092,886      $1,102,175       $ 79,607          $ 88,501        $ 97,790
      3           $  247,803      $1,123,636        $1,141,008      $1,159,894       $119,251          $136,624        $155,510
      4           $  337,098      $1,161,633        $1,190,196      $1,222,525       $157,833          $186,396        $218,725
      5           $  429,965      $1,197,893        $1,240,373      $1,290,447       $194,970          $237,450        $287,524
      6           $  526,547      $1,232,316        $1,291,450      $1,364,071       $229,978          $289,111        $361,732
      7           $  626,992      $1,264,796        $1,343,322      $1,443,837       $263,335          $341,860        $442,375
      8           $  652,072      $1,234,748        $1,331,714      $1,462,375       $234,163          $331,129        $461,791
      9           $  678,154      $1,203,428        $1,317,770      $1,480,933       $203,428          $317,770        $480,933
     10           $  705,281      $1,170,660        $1,301,184      $1,499,304       $170,660          $301,184        $499,304
     15           $  858,082      $1,000,000        $1,167,400      $1,579,869       $      0          $167,400        $579,869
     20           $1,043,988      $        0(2)     $        0(2)   $1,597,047       $      0(2)       $      0(2)     $597,047
     25           $1,270,171      $        0        $        0      $1,435,526       $      0          $      0        $435,526
     30           $1,545,357      $        0        $        0      $        0(2)    $      0          $      0        $      0(2)
     35           $1,880,163      $        0        $        0      $        0       $      0          $      0        $      0
     40           $2,287,505      $        0        $        0      $        0       $      0          $      0        $      0
     45           $2,783,100      $        0        $        0      $        0       $      0          $      0        $      0

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 19, unless an additional premium payment was made.
      Based on a gross return of 12%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T3

                                                             MPREMIER VUL
                                                     CASH VALUE ACCUMULATION TEST
                                            TYPE C (RETURN OF PREMIUM AT 6%) DEATH BENEFIT
                                                MALE PREFERRED NON-SMOKER ISSUE AGE 55
                                                   $1,000,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $76,330 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                         USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------  ------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------  ------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross         0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.69% Net)      (4.31% Net)     (10.31% Net)     (-1.69% Net)      (4.31% Net)     (10.31% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $   79,383      $1,080,909        $1,080,909      $1,080,909       $ 38,172          $ 41,289        $ 44,416
      2           $  161,942      $1,166,674        $1,166,674      $1,166,674       $ 78,787          $ 87,711        $ 97,035
      3           $  247,803      $1,257,584        $1,257,584      $1,257,584       $117,301          $134,750        $153,739
      4           $  337,098      $1,353,949        $1,353,949      $1,353,949       $154,053          $182,773        $215,342
      5           $  429,965      $1,456,096        $1,456,096      $1,456,096       $188,439          $231,200        $281,761
      6           $  526,547      $1,564,371        $1,564,371      $1,564,371       $219,495          $279,087        $352,613
      7           $  626,992      $1,679,143        $1,679,143      $1,679,143       $247,352          $326,574        $428,670
      8           $  652,072      $1,719,892        $1,719,892      $1,719,892       $210,949          $308,901        $442,183
      9           $  678,154      $1,763,085        $1,763,085      $1,763,085       $170,832          $286,453        $453,748
     10           $  705,281      $1,808,871        $1,808,871      $1,808,871       $126,036          $258,059        $462,418
     15           $  858,082      $        0(2)     $        0(2)   $2,082,451       $      0(2)       $      0(2)     $437,117
     20           $1,043,988      $        0        $        0      $2,448,564       $      0          $      0        $ 92,058
     25           $1,270,171      $        0        $        0      $        0(2)    $      0          $      0        $      0(2)
     30           $1,545,357      $        0        $        0      $        0       $      0          $      0        $      0
     35           $1,880,163      $        0        $        0      $        0       $      0          $      0        $      0
     40           $2,287,505      $        0        $        0      $        0       $      0          $      0        $      0
     45           $2,783,100      $        0        $        0      $        0       $      0          $      0        $      0

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 13, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 15, unless an additional premium payment was made.
      Based on a gross return of 12%, the Contract would go into default in policy year 21, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                  T4

ADDITIONAL INFORMATION

Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household (“householding”), in lieu of sending a copy to each contract owner that resides in the household. You should be aware that you can revoke or “opt out” of householding at any time by calling 1-877-778-5008.

Further information may also be obtained from Pruco Life. Its address and telephone number are set forth on the inside front cover of this prospectus.

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

Additional Amount — An amount equal to the Contract’s surrender charge multiplied by an Additional Amount Factor, which may be payable if you surrender the Contract while it is in-force and the conditions described in Surrender of a Contract, page 31, are met.

Accumulated Net Payments — The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained age — The insured’s age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured’s attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount — The amount of life insurance as shown in the Contract, not including riders. Also referred to as “face amount.”

cash surrender value — An amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge plus any Additional Amount upon surrender.

Contract — The variable universal life insurance policy described in this prospectus.

Contract anniversary — The same date as the Contract date in each later year.

Contract date — The date the Contract is effective, as specified in the Contract.

Contract debt — The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund — The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options and the fixed rate option, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner — You. Unless a different owner is named in the application, the owner of the Contract is the insured.

coverage segment — The basic insurance amount at issue is the first coverage segment. For each increase in basic insurance amount, a new coverage segment is created for the amount of the increase. See Increases in Basic Insurance Amount, page 29.

Contract year -- A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, “Contract year” is a year that starts on the effective date of the increase (referred to as “Target year” in the Contract). See Increases in Basic Insurance Amount, page 29.

death benefit — If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed rate option — An investment option under which interest is accrued daily at a rate that Pruco Life declares periodically, but not less than an effective annual rate of 3%.

Funds — Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

Good Order — An instruction received at our Service Office utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.

Limited No-Lapse Guarantee — Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Limited No-Lapse Guarantee, page 28.

Limited No-Lapse Guarantee Premiums — Premiums that, if paid at the beginning of each Contract year, will keep a Type A or Type B Contract in-force until the insured’s age 80, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals.

Monthly date — The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company — Us, we, our, Pruco Life. The company offering the Contract.

Sales Load Target Premium — A premium that is used to determine sales load based on issue age and rating class of the insured, and any extra risk charges or riders, if applicable.

separate account — Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life Variable Universal Account (the “Account”). The separate account is set apart from all of the general assets of Pruco Life Insurance Company.

Short-Term No-Lapse Guarantee Premiums — Premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the first 10 Contract years regardless of investment performance and assuming no loans or withdrawals.

Target Term Rider — A Rider that provides a flexible term insurance benefit to attained age 100 on the life of the insured.

valuation period — The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

variable investment options — The portfolios of the mutual funds available under this Contract, whose shares are held in the separate account.

you — The owner of the Contract.

To Learn More About MPremierSM VUL

To learn more about the MPremierSMVUL variable universal life policy, you can request a copy of the Statement of Additional Information (“SAI”), or view it online at www.prudential.com. See the Table of Contents of the SAI below.

                                                    TABLE OF CONTENTS OF THE
                                              STATEMENT OF ADDITIONAL INFORMATION

The SAI is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333-109284. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at (202) 942-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the MPremierSM VUL SAI, material incorporated by reference, and other information about Pruco Life. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Section, 450 5th Street N.W., Washington, D.C. 20549-0102.

You can call us at 1-800-782-5356 to ask us questions, request information about the Contract, and obtain copies of the Statement of Additional Information, personalized illustrations, or other documents. You can also view the Statement of Additional Information at www.prudential.com, or write to us at:

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102-2992

Investment Company Act of 1940: Registration No. 811-5826.

PART B:

INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

Pruco Life Variable Universal AccountPruco
Life Insurance Company

MPremierSM VUL

VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Contracts described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-782-5356. You can also view the Statement of Additional Information located with the Prospectus at www.prudential.com, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the Prospectus.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

The Date of this Statement of Additional Information and of the related Prospectus is December 12, 2003.

                                                       TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company

Pruco Life Insurance Company (“Pruco Life”) is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. Pruco Life’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services. The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract or policy.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our Home Office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential. Pruco Life reimburses Prudential for its costs in providing such services. Under this Agreement, Pruco Life has reimbursed Prudential $398,845,630 in 2002, $346,992,444 in 2001, and $267,048,098 in 2000.

Pruco Life and Prudential have entered into an agreement under which Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account, Prudential’s retained asset settlement option. Pruco Life transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes a retained asset settlement option for the beneficiary within its General Account and makes all payments necessary to satisfy such obligations. As soon as the Pruco Life death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks. Pruco Life pays no fees or other compensation to Prudential under this agreement.

Pruco Life and Prudential entered into a Reinsurance Agreement under which Pruco Life may offer and Prudential may accept reinsurance of life insurance benefits in excess of stated limits of retention.

Pruco Life and Prudential entered into an administrative agreement with First Tennessee Bank National Association (“First Express”), in which First Express provides remittance processing expertise and research and development capabilities providing Pruco Life and Prudential with the benefits of remittance processing, improved quality, increased productivity, decreased costs, and improved service levels. Fees for such services vary monthly, depending on the number of remittances and processing methods used for varying types of remittance. Under this Agreement, First Express received $4,400,848 in 2002, $4,500,284 in 2001, and $5,992,000 in 2000 from Pruco Life and Prudential for services rendered. First Tennessee Bank National Association’s principal business address is 165 Madison Avenue, Memphis, Tennessee 38103. A chart showing fees that Pruco Life and Prudential pay for remittance processing is shown below.

-------------------------------------------------------------------------------------------------------------
                                         Remittance Processing Fees
-------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Total # of remittances per month                         Less than        4,500,001 to       Greater than
                                                         4,500,000          5,600,000          5,600,000
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Power Encode and single item payments                      $.0906            $.0869             $.0817
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Multiple item payments                                     $.1614            $.1408             $.1323
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Unprocessable payments                                     $.0900            $.0900             $.0900
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Express mail payments                                       $.40              $.40               $.40
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Cash payments                                              $1.25              $1.25              $1.25
----------------------------------------------------- ----------------- ------------------ ------------------

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium.

Upon receipt of a request for life insurance from a prospective owner, Pruco Life will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date as of which the insurance age of the proposed insured is determined. It represents the first day of the Contract year and the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is received on or before the Contract is issued, the premium will be applied as of the Contract date. If an unusual delay is encountered in the underwriting procedure (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the initial premium paid is less than the minimum initial premium, the Contract Date will be determined as described above. Upon receipt of the balance of the minimum initial premium, the total premiums received will be applied as of the date that the minimum initial premium was satisfied.

If the minimum initial premium is received after the Contract Date, it will be applied as of the date of receipt.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the initial premium.

ADDITIONAL INFORMATION ABOUT
OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract’s Death Benefit Will Vary

There are three types of death benefit available under the Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code’s definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

(1)	the basic insurance amount; and

(2)	the Contract Fund before the cost of insurance charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                                  Type A (Fixed) Death Benefit
------------------------------------------- -----------------------------------------------------------------------------------
                    IF                                                             THEN
------------------------------------------- -----------------------------------------------------------------------------------
                        and the Contract      the attained age    the Contract Fund multiplied by the   and the Death Benefit
 the insured is age          Fund is            factor is**              attained age factor is                   is
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         40                 $ 25,000                3.57                         89,250                        $250,000
         40                 $ 75,000                3.57                        267,750                        $267,750*
         40                 $100,000                3.57                        357,000                        $357,000*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         60                 $ 75,000                1.92                        144,000                        $250,000
         60                 $125,000                1.92                        240,000                        $250,000
         60                 $150,000                1.92                        288,000                        $288,000*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         80                 $150,000                1.26                        189,000                        $250,000
         80                 $200,000                1.26                        252,000                        $252,000*
         80                 $225,000                1.26                        283,500                        $283,500*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

How a Type B (Variable) Contract’s Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

(1)	the basic insurance amount plus the Contract Fund before the cost of insurance charges due on that date; and

(2)	the Contract Fund before the cost of insurance charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                              Type B (Variable) Death Benefit
-------------------------------------------- ---------------------------------------------------------------------------------
                    IF                                                             THEN
-------------------------------------------- ---------------------------------------------------------------------------------
                         and the Contract      the attained age      the Contract Fund multiplied by        and the Death
 the insured is age          Fund is             factor is**           the attained age factor is            Benefit is
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         40                  $25,000                 3.57                         89,250                      $275,000
         40                  $75,000                 3.57                        267,750                      $325,000
         40                  $100,000                3.57                        357,000                      $357,000*
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         60                  $ 75,000                1.92                        144,000                      $325,000
         60                  $125,000                1.92                        240,000                      $375,000
         60                  $150,000                1.92                        288,000                      $400,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         80                  $150,000                1.26                        189,000                      $400,000
         80                  $200,000                1.26                        252,000                      $450,000
         80                  $225,000                1.26                        283,500                      $475,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

How a Type C (Return of Premium) Contract’s Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals, both accumulated with interest at the rate(s) chosen by the Contract owner and shown in the Contract Data pages. The interest rate will range from 0% to 8%; in 1/2% increments. The death benefit on a Type C Contract is limited to the basic insurance amount plus an amount equal to: the Contract Fund plus the Type C Limiting Amount (the sum of the initial Basic Insurance Amount plus any initial Target Term Rider coverage amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid.

The death benefit under a Type C (return of premium) Contract will always be the lesser of:

(1)	the basic insurance amount plus the total premiums paid into the Contract less any withdrawals, both accumulated with interest at the rate(s) displayed in the Contract Data pages; and

(2)	the basic insurance amount plus the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract Data pages.

However, if the product of the Contract Fund before any monthly charges multiplied by the attained age factor is greater than either (1) or (2), described above, then it will become the Death Benefit.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract with a interest rate of 0% was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                          Type C (Return of Premium) Death Benefit
  ----------------------------------------------------------------------------------------------------------------------------------------
                                 IF                                                                 THEN
  ----------------------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------------------------------
                                        and the premiums paid less                         the Contract Fund
         the         and the Contract       any withdrawals is       the attained age      multiplied by the
       insured           Fund is                                       factor is**       attained age factor is  and the Death Benefit is
       is age
  ----------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        40               $25,000                 $15,000                  3.57                   89,250                 $265,000
        40               $75,000                 $60,000                  3.57                  267,750                 $310,000
        40               $100,000                $80,000                  3.57                  357,000                 $357,000*
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        60               $75,000                $ 60,000                  1.92                  144,000                 $310,000
        60               $125,000               $100,000                  1.92                  240,000                 $350,000
        60               $150,000               $125,000                  1.92                  288,000                 $375,000
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        80               $150,000               $125,000                  1.26                  189,000                 $375,000
        80               $200,000               $150,000                  1.26                  252,000                 $400,000
        80               $225,000               $175,000                  1.26                  283,500                 $425,000
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------
----------------------------------------------------------------------------------------------------------------------------------------

* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
----------------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

Reports to Contract Owners

Once each year, Pruco Life will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports to the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Pruco Securities, a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

Once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk. We will issue the insurance policy when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Each time you increase your Basic Insurance Amount, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values, and limitations. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each coverage segment is equal to 9.75% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 4% of allocated premiums paid in excess of this amount for the first 10 Contract years; 3% thereafter.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you. Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the basic insurance amount of the Contract.

DISTRIBUTION AND COMMISSIONS

Service Fees

Pruco Life and its affiliates may receive compensation from certain investment advisers, administrators, and/or distributors (and/or affiliates thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. There were no amounts paid as commissions to Prusec during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life. We may also receive a portion of the 12b-1 fees, if any, and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 2002 and for each of the three years in the period ended December 31, 2002 and the financial statements of the MPremierSM VUL Subaccounts of the Account as of December 31, 2002 and for each of the three years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this Statement of Additional Information have been examined by Pamela A. Schiz, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.

Money Market Subaccount Yield

The “total return” figures for the Money Market Subaccount are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund, Inc. as if MPremierSM VUL had been investing in that subaccount during a specified period. Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with MPremierSM VUL are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

Financial statements for certain subaccounts of the Pruco Life Variable Universal Account offered in connection with MPremierSM VUL are not available because those subaccounts have not commenced operations prior to the effective date of this prospectus. Those subaccounts are: Brandes International Equity Fund, Business Opportunity Value Fund, Frontier Capital Appreciation Fund, and Turner Core Growth Fund.

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2002

                                                                                    SUBACCOUNTS
                                                 ----------------------------------------------------------------------------------
                                                   PRUDENTIAL       PRUDENTIAL                        PRUDENTIAL       PRUDENTIAL
                                                      MONEY         DIVERSIFIED      PRUDENTIAL        FLEXIBLE       CONSERVATIVE
                                                     MARKET            BOND            EQUITY           MANAGED         BALANCED
                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                 --------------   --------------   --------------   --------------   --------------

ASSETS
   Investment in the portfolios, at value ....   $  106,052,683   $   88,618,405   $   40,044,399   $    3,300,378   $   40,114,628
                                                 --------------   --------------   --------------   --------------   --------------
   Net Assets ................................   $  106,052,683   $   88,618,405   $   40,044,399   $    3,300,378   $   40,114,628
                                                 ==============   ==============   ==============   ==============   ==============

NET ASSETS, representing:
   Accumulation units ........................   $  106,052,683   $   88,618,405   $   40,044,399   $    3,300,378   $   40,114,628
                                                 --------------   --------------   --------------   --------------   --------------
                                                 $  106,052,683   $   88,618,405   $   40,044,399   $    3,300,378   $   40,114,628
                                                 ==============   ==============   ==============   ==============   ==============

   Units outstanding .........................       80,788,158       44,141,647       28,392,440        2,992,911       20,528,563
                                                 ==============   ==============   ==============   ==============   ==============

   Portfolio shares held .....................       10,605,268        8,190,241        2,542,501          262,978        3,227,243
   Portfolio net asset value per share .......   $        10.00   $        10.82   $        15.75   $        12.55   $        12.43
   Investment in portfolio shares, at cost ...   $  106,052,683   $   91,437,702   $   57,493,217   $    4,114,539   $   47,794,001

STATEMENTS OF OPERATIONS
For the year ended December 31, 2002

                                                                                    SUBACCOUNTS
                                                 ----------------------------------------------------------------------------------
                                                   PRUDENTIAL       PRUDENTIAL                        PRUDENTIAL       PRUDENTIAL
                                                      MONEY         DIVERSIFIED      PRUDENTIAL        FLEXIBLE       CONSERVATIVE
                                                     MARKET            BOND            EQUITY           MANAGED         BALANCED
                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                 --------------   --------------   --------------   --------------   --------------
INVESTMENT INCOME

   Dividend income ...........................   $    1,408,343   $    9,923,804   $      392,707   $      100,131   $            0
                                                 --------------   --------------   --------------   --------------   --------------

EXPENSES
   Charges to contract owners for assuming
      mortality risk and expense risk ........          433,335          458,180          216,320           27,554          246,135
   Reimbursement for excess expenses .........                0                0                0                0                0
                                                 --------------   --------------   --------------   --------------   --------------

NET EXPENSES .................................          433,335          458,180          216,320           27,554          246,135
                                                 --------------   --------------   --------------   --------------   --------------

NET INVESTMENT INCOME (LOSS) .................          975,008        9,465,624          176,387           72,577         (246,135)
                                                 --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS
   Capital gains distributions received ......                0                0                0                0          114,239
   Realized gain (loss) on shares redeemed ...                0         (625,755)      (3,740,747)        (609,826)        (826,269)
   Net change in unrealized gain (loss)
      on invest ..............................                0       (3,315,352)      (7,859,744)          34,647       (3,352,664)
                                                 --------------   --------------   --------------   --------------   --------------

NET GAIN (LOSS) ON INVESTMENTS ...............                0       (3,941,107)     (11,600,491)        (575,179)      (4,064,694)
                                                 --------------   --------------   --------------   --------------   --------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS ................   $      975,008   $    5,524,517   $  (11,424,104)  $     (502,602)  $   (4,310,829)
                                                 ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A1

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
 PRUDENTIAL      PRUDENTIAL                        PRUDENTIAL                        PRUDENTIAL       PRUDENTIAL
 HIGH YIELD         STOCK         PRUDENTIAL         NATURAL        PRUDENTIAL       GOVERNMENT       ZERO COUPON      PRUDENTIAL
    BOND            INDEX            VALUE          RESOURCES         GLOBAL           INCOME          BOND 2005        JENNISON
  PORTFOLIO       PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$  4,521,824   $  115,171,368   $    8,281,727   $    1,733,050   $    7,074,024   $   64,100,419   $   26,440,112   $   16,808,339
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$  4,521,824   $  115,171,368   $    8,281,727   $    1,733,050   $    7,074,024   $   64,100,419   $   26,440,112   $   16,808,339
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

$  4,521,824   $  115,171,368   $    8,281,727   $    1,733,050   $    7,074,024   $   64,100,419   $   26,440,112   $   16,808,339
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$  4,521,824   $  115,171,368   $    8,281,727   $    1,733,050   $    7,074,024   $   64,100,419   $   26,440,112   $   16,808,339
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

   4,453,334       83,776,829        6,710,637          507,425        9,646,483       24,711,509        8,306,821       28,668,104
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

     985,147        4,780,879          602,307           77,541          623,262        5,128,034        1,925,718        1,314,178
$       4.59   $        24.09   $        13.75   $        22.35   $        11.35   $        12.50   $        13.73   $        12.79
$  5,591,418   $  148,156,141   $   11,288,733   $    1,381,953   $   10,500,926   $   62,939,835   $   24,918,916   $   22,493,518

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
 PRUDENTIAL      PRUDENTIAL                        PRUDENTIAL                        PRUDENTIAL       PRUDENTIAL
 HIGH YIELD         STOCK         PRUDENTIAL         NATURAL        PRUDENTIAL       GOVERNMENT       ZERO COUPON      PRUDENTIAL
    BOND            INDEX            VALUE          RESOURCES         GLOBAL           INCOME          BOND 2005        JENNISON
  PORTFOLIO       PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$    822,008   $    1,655,016   $      134,590   $        9,147   $       74,413   $    4,543,355   $    2,238,404   $       41,904
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

      18,255          683,438           41,621            9,800           38,186          309,541          148,869           54,871
           0                0                0                0                0                0          (55,981)               0
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

      18,255          683,438           41,621            9,800           38,186          309,541           92,888           54,871
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

     803,753          971,578           92,969             (653)          36,227        4,233,814        2,145,516          (12,967)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

           0        1,123,598                0           18,682                0          299,841          227,976                0
    (864,207)      (3,584,145)        (624,833)          40,785       (2,647,414)          14,859           31,091       (1,227,422)

     138,290      (35,701,187)      (1,978,207)         211,744          185,381          926,334          (24,153)      (3,939,949)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

    (725,917)     (38,161,734)      (2,603,040)         271,211       (2,462,033)       1,241,034          234,914       (5,167,371)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$     77,836   $  (37,190,156)  $   (2,510,071)  $      270,558   $   (2,425,806)  $    5,474,848   $    2,380,430   $   (5,180,338)
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A2

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2002

                                                                                     SUBACCOUNTS
                                                 ----------------------------------------------------------------------------------
                                                   PRUDENTIAL     T. ROWE PRICE       AIM V.I.          JANUS              MFS
                                                 SMALL CAPITAL-   INTERNATIONAL        PREMIER          ASPEN           EMERGING
                                                 IZATION STOCK        STOCK            EQUITY          GROWTH            GROWTH
                                                    PORTFOLIO       PORTFOLIO           FUND          PORTFOLIO          SERIES
                                                 --------------   --------------   --------------   --------------   --------------

ASSETS
   Investment in the portfolios, at value ....   $   14,153,614   $    3,501,607   $    1,364,771   $    3,662,079   $    3,224,999
                                                 --------------   --------------   --------------   --------------   --------------
   Net Assets ................................   $   14,153,614   $    3,501,607   $    1,364,771   $    3,662,079   $    3,224,999
                                                 ==============   ==============   ==============   ==============   ==============

NET ASSETS, representing:
   Accumulation units ........................   $   14,153,614   $    3,501,607   $    1,364,771   $    3,662,079   $    3,224,999
                                                 --------------   --------------   --------------   --------------   --------------
                                                 $   14,153,614   $    3,501,607   $    1,364,771   $    3,662,079   $    3,224,999
                                                 ==============   ==============   ==============   ==============   ==============

   Units outstanding .........................        7,273,033        5,788,909        2,613,292        7,008,417        7,264,158
                                                 ==============   ==============   ==============   ==============   ==============

   Portfolio shares held .....................        1,096,330          378,143           84,141          250,656          270,781
   Portfolio net asset value per share .......   $        12.91   $         9.26   $        16.22   $        14.61   $        11.91
   Investment in portfolio shares, at cost ...   $   16,254,650   $    4,349,748   $    1,983,175   $    5,229,503   $    5,729,504

STATEMENTS OF OPERATIONS
For the year ended December 31, 2002

                                                                                     SUBACCOUNTS
                                                 ----------------------------------------------------------------------------------
                                                   PRUDENTIAL     T. ROWE PRICE       AIM V.I.          JANUS              MFS
                                                 SMALL CAPITAL-   INTERNATIONAL        PREMIER          ASPEN           EMERGING
                                                 IZATION STOCK        STOCK            EQUITY          GROWTH            GROWTH
                                                    PORTFOLIO       PORTFOLIO           FUND          PORTFOLIO          SERIES
                                                 --------------   --------------   --------------   --------------   --------------

INVESTMENT INCOME
   Dividend income ...........................   $      143,864   $       37,396   $        5,699   $            0   $            0
                                                 --------------   --------------   --------------   --------------   --------------

EXPENSES
   Charges to contract owners for assuming
      mortality risk and expense risk ........           94,999           13,566           11,911           26,773           16,161
   Reimbursement for excess expenses .........                0                0                0                0                0
                                                 --------------   --------------   --------------   --------------   --------------

NET EXPENSES .................................           94,999           13,566           11,911           26,773           16,161
                                                 --------------   --------------   --------------   --------------   --------------

NET INVESTMENT INCOME (LOSS) .................           48,865           23,830           (6,212)         (26,773)         (16,161)
                                                 --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS
   Capital gains distributions received ......          208,089            3,740                0                0                0
   Realized gain (loss) on shares redeemed ...          (12,241)        (236,307)        (132,432)        (446,708)        (236,218)
   Net change in unrealized gain (loss)
      on investments .........................       (2,925,119)        (351,490)        (467,493)        (937,090)      (1,311,754)
                                                 --------------   --------------   --------------   --------------   --------------

NET GAIN (LOSS) ON INVESTMENTS ...............       (2,729,271)        (584,057)        (599,925)      (1,383,798)      (1,547,972)
                                                 --------------   --------------   --------------   --------------   --------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS ................   $   (2,680,406)  $     (560,227)  $     (606,137)  $   (1,410,571)  $   (1,564,133)
                                                 ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A3

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
  AMERICAN        FRANKLIN         AMERICAN        PRUDENTIAL       PRUDENTIAL        DREYFUS                          PRUDENTIAL
   CENTURY        TEMPLETON       CENTURY VP       SP ALLIANCE       SP DAVIS         MIDCAP           DREYFUS        SP SMALL/MID
  VP VALUE        SMALL CAP    INCOME & GROWTH  LARGE CAP GROWTH       VALUE           STOCK          SMALL CAP         CAP VALUE
    FUND            FUND             FUND          PORTFOLIO         PORTFOLIO       PORTFOLIO        PORTFOLIO         PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$  4,863,360   $    4,158,628   $    2,071,419   $    4,037,596   $   10,164,631   $      632,539   $    1,431,165   $    7,768,615
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$  4,863,360   $    4,158,628   $    2,071,419   $    4,037,596   $   10,164,631   $      632,539   $    1,431,165   $    7,768,615
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

$  4,863,360   $    4,158,628   $    2,071,419   $    4,037,596   $   10,164,631   $      632,539   $    1,431,165   $    7,768,615
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$  4,863,360   $    4,158,628   $    2,071,419   $    4,037,596   $   10,164,631   $      632,539   $    1,431,165   $    7,768,615
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

   4,491,803        8,290,872        2,933,398        6,955,084       12,835,429          766,296        3,468,230        8,621,504
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

     795,967          327,451          401,438          802,703        1,333,941           52,536           50,393          802,543
$       6.11   $        12.70   $         5.16   $         5.03   $         7.62   $        12.04   $        28.40   $         9.68
$  5,248,784   $    5,390,061   $    2,485,017   $    5,609,623   $   11,129,686   $      684,236   $    1,692,593   $    8,826,217

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
  AMERICAN        FRANKLIN         AMERICAN        PRUDENTIAL       PRUDENTIAL        DREYFUS                          PRUDENTIAL
   CENTURY        TEMPLETON       CENTURY VP       SP ALLIANCE       SP DAVIS         MIDCAP           DREYFUS        SP SMALL/MID
  VP VALUE        SMALL CAP    INCOME & GROWTH  LARGE CAP GROWTH       VALUE           STOCK          SMALL CAP         CAP VALUE
    FUND            FUND             FUND          PORTFOLIO         PORTFOLIO       PORTFOLIO        PORTFOLIO         PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$     30,429   $        8,596   $       18,411   $            0   $          672   $        1,901   $          673   $       36,309
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

      26,495           14,585            3,776            8,663           17,531            1,526            3,056           14,363
           0                0                0                0                0                0                0                0
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

      26,495           14,585            3,776            8,663           17,531            1,526            3,056           14,363
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

       3,934           (5,989)          14,635           (8,663)         (16,859)             375           (2,383)          21,946
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

     196,885                0                0                0                0                0                0                0
     (21,227)        (181,195)         (36,640)        (175,466)         (70,973)         (11,295)         (56,681)         (40,567)

    (607,790)      (1,008,298)        (401,779)      (1,255,993)      (1,064,661)        (117,902)        (338,984)      (1,153,566)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

    (432,132)      (1,189,493)        (438,419)      (1,431,459)      (1,135,634)        (129,197)        (395,665)      (1,194,133)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$   (428,198)  $   (1,195,482)  $     (423,784)  $   (1,440,122)  $   (1,152,493)  $     (128,822)  $     (398,048)  $   (1,172,187)
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A4

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2002

                                                                                    SUBACCOUNTS
                                                ----------------------------------------------------------------------------------
                                                                                                     PRUDENTIAL      JANUS ASPEN
                                                 GOLDMAN SACHS       INVESCO          INVESCO        SP INVESCO       AGGRESSIVE
                                                     CORE             VIF -            VIF -       SMALL COMPANY        GROWTH
                                               SMALL CAP EQUITY     UTILITIES       TECHNOLOGY         GROWTH         PORTFOLIO -
                                                     FUND             FUND             FUND           PORTFOLIO     SERVICE SHARES
                                                --------------   --------------   --------------   --------------   --------------

ASSETS
   Investment in the portfolios, at value ....  $      949,758   $        2,917   $      261,322   $    1,512,963   $    1,270,322
                                                --------------   --------------   --------------   --------------   --------------
   Net Assets ................................  $      949,758   $        2,917   $      261,322   $    1,512,963   $    1,270,322
                                                ==============   ==============   ==============   ==============   ==============

NET ASSETS, representing:
   Accumulation units ........................  $      949,758   $        2,917   $      261,322   $    1,512,963   $    1,270,322
                                                --------------   --------------   --------------   --------------   --------------
                                                $      949,758   $        2,917   $      261,322   $    1,512,963   $    1,270,322
                                                ==============   ==============   ==============   ==============   ==============

   Units outstanding .........................       1,096,921            5,637        1,432,922        2,261,312        3,847,013
                                                ==============   ==============   ==============   ==============   ==============

   Portfolio shares held .....................         103,347              261           31,986          312,596           81,327
   Portfolio net asset value per share .......  $         9.19   $        11.16   $         8.17   $         4.84   $        15.62
   Investment in portfolio shares, at cost ...  $    1,093,707   $        2,937   $      385,405   $    1,812,383   $    1,547,336

STATEMENTS OF OPERATIONS
For the year ended December 31, 2002

                                                                                    SUBACCOUNTS
                                                ----------------------------------------------------------------------------------
                                                                                                     PRUDENTIAL      JANUS ASPEN
                                                 GOLDMAN SACHS       INVESCO          INVESCO        SP INVESCO       AGGRESSIVE
                                                     CORE             VIF -            VIF -       SMALL COMPANY        GROWTH
                                               SMALL CAP EQUITY     UTILITIES       TECHNOLOGY         GROWTH         PORTFOLIO -
                                                     FUND             FUND             FUND           PORTFOLIO     SERVICE SHARES
                                                --------------   --------------   --------------   --------------   --------------

INVESTMENT INCOME
   Dividend income ...........................  $        2,815   $           15   $            0   $            0   $            0
                                                --------------   --------------   --------------   --------------   --------------

EXPENSES
   Charges to contract owners for assuming
      mortality risk and expense risk ........           1,665                8              583            2,762            3,107
   Reimbursement for excess expenses .........               0                0                0                0                0
                                                --------------   --------------   --------------   --------------   --------------

NET EXPENSES .................................           1,665                8              583            2,762            3,107
                                                --------------   --------------   --------------   --------------   --------------

NET INVESTMENT INCOME (LOSS) .................           1,150                7             (583)          (2,762)          (3,107)
                                                --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS
   Capital gains distributions received ......               0                0                0                0                0
   Realized gain (loss) on shares redeemed ...          (2,890)          (2,297)          (6,154)         (20,356)        (969,620)
   Net change in unrealized gain (loss)
     on investments ..........................        (143,483)              20         (187,751)        (336,596)         416,848
                                                --------------   --------------   --------------   --------------   --------------

NET GAIN (LOSS) ON INVESTMENTS ...............        (146,373)          (2,277)        (193,905)        (356,952)        (552,772)
                                                --------------   --------------   --------------   --------------   --------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS ................  $     (145,223)  $       (2,270)  $     (194,488)  $     (359,714)  $     (555,879)
                                                ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A5

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN
  BALANCED      OPPENHEIMER      PRUDENTIAL        PRUDENTIAL      JANUS ASPEN       PRUDENTIAL       PRUDENTIAL       PRUDENTIAL
PORTFOLIO -    VA AGGRESSIVE       SP PIMCO         SP PIMCO          GROWTH          SP LARGE          SP AIM       SP MFS CAPITAL
  SERVICE         GROWTH         TOTAL RETURN      HIGH YIELD      PORTFOLIO -        CAP VALUE       CORE EQUITY     OPPORTUNITIES
   SHARES          FUND           PORTFOLIO         PORTFOLIO     SERVICE SHARES      PORTFOLIO        PORTFOLIO        PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$  8,262,831   $       51,742   $   24,524,156   $    3,767,579   $      366,932   $    2,362,532   $      610,836   $      895,756
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$  8,262,831   $       51,742   $   24,524,156   $    3,767,579   $      366,932   $    2,362,532   $      610,836   $      895,756
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

$  8,262,831   $       51,742   $   24,524,156   $    3,767,579   $      366,932   $    2,362,532   $      610,836   $      895,756
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$  8,262,831   $       51,742   $   24,524,156   $    3,767,579   $      366,932   $    2,362,532   $      610,836   $      895,756
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

   9,466,821          132,295       20,532,038        3,684,613          564,832        2,978,424          785,281        1,544,276
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

     387,562            1,776        2,149,356          410,859           25,341          302,501          110,659          179,151
$      21.32   $        29.13   $        11.41   $         9.17   $        14.48   $         7.81   $         5.52   $         5.00
$  8,629,720   $       65,240   $   23,740,662   $    3,838,171   $      417,736   $    2,688,678   $      660,849   $    1,096,513

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN
  BALANCED      OPPENHEIMER      PRUDENTIAL        PRUDENTIAL      JANUS ASPEN       PRUDENTIAL       PRUDENTIAL       PRUDENTIAL
PORTFOLIO -    VA AGGRESSIVE       SP PIMCO         SP PIMCO          GROWTH          SP LARGE          SP AIM       SP MFS CAPITAL
  SERVICE         GROWTH         TOTAL RETURN      HIGH YIELD      PORTFOLIO -        CAP VALUE       CORE EQUITY     OPPORTUNITIES
   SHARES          FUND           PORTFOLIO         PORTFOLIO     SERVICE SHARES      PORTFOLIO        PORTFOLIO        PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$    123,701   $          253   $      398,800   $      136,507   $            0   $       24,759   $            0   $            0
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

       8,988               94           28,569            3,288              484            3,985              936            2,104
           0                0                0                0                0                0                0                0
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

       8,988               94           28,569            3,288              484            3,985              936            2,104
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

     114,713              159          370,231          133,219             (484)          20,774             (936)          (2,104)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

           0                0              321                0                0                0                0                0
     (17,401)          (9,903)          22,540           (8,970)          (5,181)         (19,970)         (10,989)         (47,047)

    (426,309)          (6,553)         883,183          (65,291)         (52,174)        (331,518)         (52,319)        (207,477)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

    (443,710)         (16,456)         906,044          (74,261)         (57,355)        (351,488)         (63,308)        (254,524)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$   (328,997)  $      (16,297)  $    1,276,275   $       58,958   $      (57,839)  $     (330,714)  $      (64,244)  $     (256,628)
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A6

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2002

                                                                                            SUBACCOUNTS
                                                                  -----------------------------------------------------------------
                                                                                                                       PRUDENTIAL
                                                                    PRUDENTIAL       PRUDENTIAL     SP PRUDENTIAL        SP AIM
                                                                   SP STRATEGIC        SP MID       U.S. EMERGING      AGGRESSIVE
                                                                 PARTNERS FOCUSED    CAP GROWTH        GROWTH            GROWTH
                                                                 GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO         PORTFOLIO
                                                                  --------------   --------------   --------------   --------------

ASSETS
   Investment in the portfolios, at value .....................   $      301,952   $    1,986,121   $    2,224,118   $    1,238,343
                                                                  --------------   --------------   --------------   --------------
   Net Assets .................................................   $      301,952   $    1,986,121   $    2,224,118   $    1,238,343
                                                                  ==============   ==============   ==============   ==============

NET ASSETS, representing:
   Accumulation units .........................................   $      301,952   $    1,986,121   $    2,224,118   $    1,238,343
                                                                  --------------   --------------   --------------   --------------
                                                                  $      301,952   $    1,986,121   $    2,224,118   $    1,238,343
                                                                  ==============   ==============   ==============   ==============

   Units outstanding ..........................................          436,369        4,231,321        3,672,247        1,791,192
                                                                  ==============   ==============   ==============   ==============

   Portfolio shares held ......................................           60,030          485,604          475,239          241,392
   Portfolio net asset value per share ........................   $         5.03   $         4.09   $         4.68   $         5.13
   Investment in portfolio shares, at cost ....................   $      331,757   $    2,801,477   $    2,728,977   $    1,421,393

STATEMENTS OF OPERATIONS
For the year ended December 31, 2002

                                                                                            SUBACCOUNTS
                                                                  -----------------------------------------------------------------
                                                                                                                       PRUDENTIAL
                                                                    PRUDENTIAL       PRUDENTIAL     SP PRUDENTIAL        SP AIM
                                                                   SP STRATEGIC        SP MID       U.S. EMERGING      AGGRESSIVE
                                                                 PARTNERS FOCUSED    CAP GROWTH        GROWTH            GROWTH
                                                                 GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO         PORTFOLIO
                                                                  --------------   --------------   --------------   --------------

INVESTMENT INCOME
   Dividend income ............................................   $            0   $            0   $            0   $            0
                                                                  --------------   --------------   --------------   --------------

EXPENSES
   Charges to contract owners for assuming
      mortality risk and expense risk .........................              452            3,919            4,265            2,287
   Reimbursement for excess expenses ..........................                0                0                0                0
                                                                  --------------   --------------   --------------   --------------

NET EXPENSES ..................................................              452            3,919            4,265            2,287
                                                                  --------------   --------------   --------------   --------------

NET INVESTMENT INCOME (LOSS) ..................................             (452)          (3,919)          (4,265)          (2,287)
                                                                  --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
    ON INVESTMENTS
   Capital gains distributions received .......................                0                0                0                0
   Realized gain (loss) on shares redeemed ....................           (9,295)         (71,974)         (29,308)         (19,098)
   Net change in unrealized gain (loss)
      on investments ..........................................          (31,462)        (845,373)        (526,198)        (181,032)
                                                                  --------------   --------------   --------------   --------------

NET GAIN (LOSS) ON INVESTMENTS ................................          (40,757)        (917,347)        (555,506)        (200,130)
                                                                  --------------   --------------   --------------   --------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS .................................   $      (41,209)  $     (921,266)  $     (559,771)  $     (202,417)
                                                                  ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A7

                                                    SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
                 PRUDENTIAL       PRUDENTIAL       PRUDENTIAL       PRUDENTIAL       JANUS ASPEN      PRUDENTIAL       PRUDENTIAL
 PRUDENTIAL   SP CONSERVATIVE    SP BALANCED       SP GROWTH      SP AGGRESSIVE     INTERNATIONAL    SP JENNISON       SP DEUTSCHE
SP ALLIANCE         ASSET           ASSET            ASSET         GROWTH ASSET        GROWTH       INTERNATIONAL    INTERNATIONAL
 TECHNOLOGY      ALLOCATION       ALLOCATION       ALLOCATION       ALLOCATION       PORTFOLIO -         GROWTH          EQUITY
  PORTFOLIO       PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO     SERVICE SHARES      PORTFOLIO        PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$    574,572   $    1,400,877   $    3,726,215   $    3,933,159   $      815,280   $    2,562,748   $      618,375   $    3,583,789
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$    574,572   $    1,400,877   $    3,726,215   $    3,933,159   $      815,280   $    2,562,748   $      618,375   $    3,583,789
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

$    574,572   $    1,400,877   $    3,726,215   $    3,933,159   $      815,280   $    2,562,748   $      618,375   $    3,583,789
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------
$    574,572   $    1,400,877   $    3,726,215   $    3,933,159   $      815,280   $    2,562,748   $      618,375   $    3,583,789
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

   1,135,146        1,492,034        4,292,162        4,939,431        1,112,798        5,056,226          890,095        5,176,632
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

     171,514          152,934          468,118          575,023          138,183          149,170          146,534          589,439
$       3.35   $         9.16   $         7.96   $         6.84   $         5.90   $        17.18   $         4.22   $         6.08
$    786,916   $    1,408,285   $    3,863,677   $    4,201,920   $      895,974   $    3,276,980   $      699,060   $    4,142,526

                                                    SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
                 PRUDENTIAL       PRUDENTIAL       PRUDENTIAL       PRUDENTIAL       JANUS ASPEN      PRUDENTIAL       PRUDENTIAL
 PRUDENTIAL   SP CONSERVATIVE    SP BALANCED       SP GROWTH      SP AGGRESSIVE     INTERNATIONAL    SP JENNISON       SP DEUTSCHE
SP ALLIANCE         ASSET           ASSET            ASSET         GROWTH ASSET        GROWTH       INTERNATIONAL    INTERNATIONAL
 TECHNOLOGY      ALLOCATION       ALLOCATION       ALLOCATION       ALLOCATION       PORTFOLIO -         GROWTH          EQUITY
  PORTFOLIO       PORTFOLIO        PORTFOLIO        PORTFOLIO        PORTFOLIO     SERVICE SHARES      PORTFOLIO        PORTFOLIO
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$          0   $        1,204   $            0   $            0   $            0   $       16,359   $            0   $            0
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

       1,173            2,573            5,794            5,298              995            4,248              887            7,576
           0                0                0                0                0                0                0                0
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

       1,173            2,573            5,794            5,298              995            4,248              887            7,576
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

      (1,173)          (1,369)          (5,794)          (5,298)            (995)          12,111             (887)          (7,576)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

           0              283              882              293                0                0                0                0
     (29,594)          (2,746)         (26,630)         (11,868)          (9,365)        (134,093)          (9,601)         (73,366)

    (219,212)          (7,460)        (139,954)        (273,549)         (83,511)        (477,544)         (82,942)        (534,067)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

    (248,806)          (9,923)        (165,702)        (285,124)         (92,876)        (611,637)         (92,543)        (607,433)
------------   --------------   --------------   --------------   --------------   --------------   --------------   --------------

$   (249,979)  $      (11,292)  $     (171,496)  $     (290,422)  $      (93,871)  $     (599,526)  $      (93,430)  $     (615,009)
============   ==============   ==============   ==============   ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A8

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                  SUBACCOUNTS
                                                 ----------------------------------------------------------------------------------
                                                     PRUDENTIAL                    PRUDENTIAL                    PRUDENTIAL
                                                    MONEY MARKET                DIVERSIFIED BOND                   EQUITY
                                                      PORTFOLIO                     PORTFOLIO                     PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
   Net investment income (loss) ........... $    975,008   $  2,901,161   $  9,465,624   $  4,162,159   $    176,387   $    141,578
   Capital gains distributions received ...            0              0              0              0              0      2,383,294
   Realized gain (loss) on shares
      redeemed ............................            0              0       (625,755)       263,383     (3,740,747)    (2,998,844)
   Net change in unrealized gain (loss)
      on investments ......................            0              0     (3,315,352)      (546,043)    (7,859,744)    (5,464,228)
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................      975,008      2,901,161      5,524,517      3,879,499    (11,424,104)    (5,938,200)
                                            ------------   ------------   ------------   ------------   ------------   ------------
CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............   88,478,451    123,993,373      6,363,163      3,370,030      7,872,558      7,154,068
   Policy loans ...........................   (2,554,203)    (3,829,282)       (30,538)       (69,456)       (30,150)       (68,465)
   Policy loan repayments and interest ....      619,459         63,727         74,259          2,652         72,556          2,633
   Surrenders, withdrawals and
      death benefits ......................     (255,285)     6,287,444       (589,812)    (1,583,378)      (932,836)    (2,656,298)
   Net transfers between other
      subaccounts or fixed rate option ....  (93,359,194)   (35,557,395)    (5,733,848)    27,405,118      1,866,970        (65,766)
   Withdrawal and other charges ...........  (10,439,397)    (5,682,290)    (3,628,850)    (1,286,442)    (3,044,773)    (1,065,448)
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING FROM
  CONTRACT OWNER TRANSACTIONS .............  (17,510,169)    72,700,689     (3,545,626)    27,838,524      5,804,325      3,300,724
                                            ------------   ------------   ------------   ------------   ------------   ------------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..............................  (16,535,161)    75,601,850      1,978,891     31,718,023     (5,619,779)    (2,637,476)

NET ASSETS
   Beginning of year ......................  122,587,844     46,985,994     86,639,514     54,921,491     45,664,178     48,301,654
                                            ------------   ------------   ------------   ------------   ------------   ------------
   End of year ............................ $106,052,683   $122,587,844   $ 88,618,405   $ 86,639,514   $ 40,044,399   $ 45,664,178
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................   83,554,112     31,857,369     44,267,729     26,164,245     20,840,666     13,455,817
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................  104,224,237    201,019,120     12,666,796     28,992,451     17,923,672     18,857,577
  Units redeemed .......................... (106,990,191)  (149,322,377)   (12,792,878)   (10,888,967)   (10,371,898)   (11,472,728)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................   80,788,158     83,554,112     44,141,647     44,267,729     28,392,440     20,840,666
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A9

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL                      PRUDENTIAL                      PRUDENTIAL                      PRUDENTIAL
       FLEXIBLE MANAGED             CONSERVATIVE BALANCED               HIGH YIELD BOND                  STOCK INDEX
           PORTFOLIO                       PORTFOLIO                       PORTFOLIO                       PORTFOLIO
-----------------------------   -----------------------------   -----------------------------   -----------------------------
    2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$      72,577   $     190,015   $    (246,135)  $   1,248,449   $     803,753   $     579,432   $     971,578   $     594,988
            0          88,324         114,239         474,656               0               0       1,123,598       8,666,848

     (609,826)       (551,921)       (826,269)       (644,620)       (864,207)        (91,177)     (3,584,145)      3,698,870

       34,647        (303,625)     (3,352,664)     (2,328,875)        138,290        (614,989)    (35,701,187)    (41,202,806)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

     (502,602)       (577,207)     (4,310,829)     (1,250,390)         77,836        (126,734)    (37,190,156)    (28,242,100)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      689,574       1,268,252       2,234,747       3,320,839       1,463,288         935,827      18,781,323      13,924,175
      (61,582)           (757)       (164,961)       (478,833)         (2,804)         (9,575)       (241,934)       (508,123)
        2,015             571          63,101          12,537           1,189             626         128,479          15,539

     (763,323)     (3,301,388)       (340,524)     (3,692,776)       (823,961)       (163,587)     (3,893,387)     (5,553,767)

   (1,856,180)       (148,083)       (621,296)     (1,981,750)     (1,584,498)      3,034,824      (6,450,119)    (32,720,764)
     (124,573)       (122,551)       (863,573)       (726,452)       (720,259)       (241,682)     (5,608,739)     (2,391,386)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

   (2,114,069)     (2,303,956)        307,494      (3,546,435)     (1,667,045)      3,556,433       2,715,623     (27,234,326)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

   (2,616,671)     (2,881,163)     (4,003,335)     (4,796,825)     (1,589,209)      3,429,699     (34,474,533)    (55,476,426)

    5,917,049       8,798,212      44,117,963      48,914,788       6,111,033       2,681,334     149,645,901     205,122,327
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$   3,300,378   $   5,917,049   $  40,114,628   $  44,117,963   $   4,521,824   $   6,111,033   $ 115,171,368   $ 149,645,901
=============   =============   =============   =============   =============   =============   =============   =============

    3,278,223       3,436,390      19,845,628      20,115,920       5,236,654       1,506,221      71,447,421      56,866,969
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    1,243,304       4,412,923       3,786,397       6,594,114       2,194,097       4,646,055      39,006,390      56,662,964
   (1,528,616)     (4,571,090)     (3,103,462)     (6,864,406)     (2,977,417)       (915,622)    (26,676,982)    (42,082,512)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    2,992,911       3,278,223      20,528,563      19,845,628       4,453,334       5,236,654      83,776,829      71,447,421
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A10

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------

                                                     PRUDENTIAL                    PRUDENTIAL                    PRUDENTIAL
                                                        VALUE                   NATURAL RESOURCES                  GLOBAL
                                                      PORTFOLIO                     PORTFOLIO                     PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
 Net investment income (loss) ............. $     92,969   $    127,418   $       (653)  $     30,956   $     36,227   $    (20,920)
   Capital gains distributions received ...            0      1,015,160         18,682        110,669              0      2,702,689
   Realized gain (loss) on shares
     redeemed .............................     (624,833)      (107,721)        40,785         53,611     (2,647,414)       709,635
   Net change in unrealized gain (loss)
     on investments .......................   (1,978,207)    (1,365,378)       211,744       (390,911)       185,381     (5,795,307)
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................   (2,510,071)      (330,521)       270,558       (195,675)    (2,425,806)    (2,403,903)
                                            ------------   ------------   ------------   ------------   ------------   ------------
CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............    1,627,483        697,647         34,634         15,396      2,327,325      1,458,597
   Policy loans ...........................       (5,867)        (2,878)        (1,281)       (35,168)       (75,471)      (203,302)
   Policy loan repayments and interest ....       16,793            593         39,854            820         18,092          5,920
   Surrenders, withdrawals and
     death benefits .......................     (139,619)      (303,113)            13       (177,890)      (693,711)    (1,480,985)
   Net transfers between other
     subaccounts or fixed rate option .....   (1,665,952)       771,732        (21,072)       (71,257)    (4,017,625)    (4,760,357)
     Withdrawal and other charges .........     (248,371)      (132,730)       (37,154)       (30,040)      (464,285)      (176,338)
                                            ------------   ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING FROM
   CONTRACT OWNER TRANSACTIONS ............     (415,533)     1,031,251         14,994       (298,139)    (2,905,675)    (5,156,465)
                                            ------------   ------------   ------------   ------------   ------------   ------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS .............................   (2,925,604)       700,730        285,552       (493,814)    (5,331,481)    (7,560,368)

NET ASSETS
    Beginning of year .....................   11,207,331     10,506,601      1,447,498      1,941,312     12,405,505     19,965,873
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $  8,281,727   $ 11,207,331   $  1,733,050   $  1,447,498   $  7,074,024   $ 12,405,505
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................    7,051,808      5,553,870        500,975        600,553     10,693,686     11,191,422
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................    2,472,724      2,659,634        195,150         20,609      5,360,181     10,194,360
    Units redeemed ........................   (2,813,895)    (1,161,696)      (188,700)      (120,187)    (6,407,384)   (10,692,096)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................    6,710,637      7,051,808        507,425        500,975      9,646,483     10,693,686
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A11

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL                      PRUDENTIAL                                                      PRUDENTIAL
          GOVERNMENT                      ZERO COUPON                     PRUDENTIAL                 SMALL CAPITALIZATION
            INCOME                         BOND 2005                       JENNISON                          STOCK
           PORTFOLIO                       PORTFOLIO                       PORTFOLIO                       PORTFOLIO
-----------------------------   -----------------------------   -----------------------------   -----------------------------
     2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$   4,233,814   $     244,375   $   2,145,516   $     849,497   $     (12,967)  $     (27,611)  $      48,865   $     (15,448)
      299,841               0         227,976          57,787               0          80,132         208,089       2,086,168

       14,859          14,628          31,091         106,636      (1,227,422)     (1,624,218)        (12,241)        266,666

      926,334          53,843         (24,153)        461,739      (3,939,949)       (560,158)     (2,925,119)     (1,579,002)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

    5,474,848         312,846       2,380,430       1,475,659      (5,180,338)     (2,131,855)     (2,680,406)        758,384
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      433,632          24,698          36,504           6,358      10,635,521       5,196,253         295,556         452,600
       (1,218)        (29,227)              0               0        (182,984)       (379,657)              0               0
       37,923             761               0               0          38,171          12,519               0               0

   (2,886,246)       (129,691)     (1,122,276)      1,120,304      (1,469,533)     (3,585,279)       (535,188)     (2,222,043)

   56,048,126       1,182,220       3,641,594      (1,579,740)      3,008,182       6,573,878         725,329          45,399
     (321,213)        (71,151)       (120,464)        (91,827)     (3,285,006)       (890,967)       (183,041)       (163,501)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

   53,311,004         977,610       2,435,358        (544,905)      8,744,351       6,926,747         302,656      (1,887,545)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

   58,785,852       1,290,456       4,815,788         930,754       3,564,013       4,794,892      (2,377,750)     (1,129,161)

    5,314,567       4,024,111      21,624,324      20,693,570      13,244,326       8,449,434      16,531,364      17,660,525
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$  64,100,419   $   5,314,567   $  26,440,112   $  21,624,324   $  16,808,339   $  13,244,326   $  14,153,614   $  16,531,364
=============   =============   =============   =============   =============   =============   =============   =============

    2,281,910       1,855,917       7,472,433       7,703,201      15,056,484       4,708,865       7,184,207       8,052,878
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
   24,646,343         609,200       1,154,401         471,365      24,769,017      24,922,813         836,061         363,377
   (2,216,744)       (183,207)       (320,013)       (702,133)    (11,157,397)    (14,575,194)       (747,235)     (1,232,048)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
   24,711,509       2,281,910       8,306,821       7,472,433      28,668,104      15,056,484       7,273,033       7,184,207
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A12

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                  SUBACCOUNTS
                                            ----------------------------------------------------------------------------------------

                                                    T. ROWE PRICE                   AIM V.I.                        JANUS
                                                 INTERNATIONAL STOCK             PREMIER EQUITY                 ASPEN GROWTH
                                                      PORTFOLIO                       FUND                       PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
 Net investment income (loss) ............. $     23,830   $     58,075   $     (6,212)  $     (8,353)  $    (26,773)  $    (17,189)
   Capital gains distributions received ...        3,740              0              0         32,947              0          5,019
   Realized gain (loss) on shares
     redeemed .............................     (236,307)      (111,665)      (132,432)      (195,467)      (446,708)      (470,438)
   Net change in unrealized gain (loss)
     on investments .......................     (351,490)      (430,872)      (467,493)       (27,959)      (937,090)      (375,682)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................     (560,227)      (484,462)      (606,137)      (198,832)    (1,410,571)      (858,290)
                                            ------------   ------------   ------------   ------------   ------------   ------------

CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............    1,083,313        410,608        512,632        779,266        911,465      1,286,718
   Policy loans ...........................      (76,486)      (219,254)        (7,751)        (1,199)      (129,472)      (369,031)
   Policy loan repayments and interest ....       16,557          6,165             83             15         31,781         11,796
   Surrenders, withdrawals and
     death benefits .......................     (866,631)       (12,138)       (89,190)       (34,165)       (79,686)       (72,600)
   Net transfers between other
     subaccounts or fixed rate option .....      798,610      2,185,090         (5,258)         6,358       (373,533)     3,141,623
   Withdrawal and other charges ...........     (128,917)       (79,198)       (98,150)       (94,626)      (253,169)      (159,883)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  CONTRACT OWNER TRANSACTIONS .............      826,446      2,291,273        312,366        655,649        107,386      3,838,623
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..............................      266,219      1,806,811       (293,771)       456,817     (1,303,185)     2,980,333

NET ASSETS
    Beginning of year .....................    3,235,388      1,428,577      1,658,542      1,201,725      4,965,264      1,984,931
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $  3,501,607   $  3,235,388   $  1,364,771   $  1,658,542   $  3,662,079   $  4,965,264
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................    4,297,194      1,449,865      2,211,717      1,294,777      6,839,788      2,141,911
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................    3,351,354      3,855,273      1,084,707      2,320,867      4,405,866      8,676,158
  Units redeemed ..........................   (1,859,639)    (1,007,944)      (683,132)    (1,403,927)    (4,237,237)    (3,978,281)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................    5,788,909      4,297,194      2,613,292      2,211,717      7,008,417      6,839,788
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A13

                                                  SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      AMERICAN CENTURY
             MFS                      AMERICAN CENTURY                FRANKLIN TEMPLETON                 VP INCOME &
       EMERGING GROWTH                    VP VALUE                         SMALL CAP                       GROWTH
           SERIES                           FUND                             FUND                           FUND
-----------------------------   -----------------------------   -----------------------------   -----------------------------
     2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$     (16,161)  $     (14,898)  $       3,934   $      (1,355)  $      (5,989)  $       1,425   $      14,635   $         717
            0         232,245         196,885               0               0               0               0               0

     (236,218)       (466,418)        (21,227)          5,682        (181,195)       (803,286)        (36,640)           (945)

   (1,311,754)       (976,695)       (607,790)        188,905      (1,008,298)         60,783        (401,779)        (11,819)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

   (1,564,133)     (1,225,766)       (428,198)        193,232      (1,195,482)       (741,078)       (423,784)        (12,047)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      811,807       1,167,963         790,487         409,630       2,469,452         952,246         684,473          78,315
         (305)         (7,519)         (5,883)              0          (1,167)        (12,092)              0               0
          337             133               0               0             515             200               0               0

     (162,046)        (51,819)       (127,407)         (6,593)       (105,375)           (742)        (26,733)              0

       80,258       2,995,201       2,513,598       1,037,905        (163,784)        971,188       1,641,337         174,465
     (161,000)       (106,587)       (103,404)        (52,268)       (121,132)        (84,695)        (43,544)         (1,063)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      569,051       3,997,372       3,067,391       1,388,674       2,078,509       1,826,105       2,255,533         251,717
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

     (995,082)      2,771,606       2,639,193       1,581,906         883,027       1,085,027       1,831,749         239,670

    4,220,081       1,448,475       2,224,167         642,261       3,275,601       2,190,574         239,670               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$   3,224,999   $   4,220,081   $   4,863,360   $   2,224,167   $   4,158,628   $   3,275,601   $   2,071,419   $     239,670
=============   =============   =============   =============   =============   =============   =============   =============

    6,252,221       1,469,942       1,676,753         538,643       4,633,047       2,624,054         273,184               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    1,893,652       6,774,162       2,459,620       1,322,050       6,770,499       6,564,576       2,997,067         307,237
     (881,715)     (1,991,883)        355,430        (183,940)     (3,112,674)     (4,555,583)       (336,853)        (34,053)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    7,264,158       6,252,221       4,491,803       1,676,753       8,290,872       4,633,047       2,933,398         273,184
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A14

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                   SUBACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                     PRUDENTIAL
                                                     SP ALLIANCE                  PRUDENTIAL SP                   DREYFUS
                                                  LARGE CAP GROWTH                 DAVIS VALUE                 MIDCAP STOCK
                                                      PORTFOLIO                     PORTFOLIO                    PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
 Net investment income (loss) ............. $     (8,663)  $     (3,783)  $    (16,859)  $      4,938   $        375   $        725
    Capital gains distributions received ..            0              0              0              0              0              0
    Realized gain (loss) on shares
      redeemed ............................     (175,466)        (5,975)       (70,973)        (1,130)       (11,295)        (1,258)
    Net change in unrealized gain (loss)
      on investments ......................   (1,255,993)      (316,034)    (1,064,661)        99,606       (117,902)        66,205
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................   (1,440,122)      (325,792)    (1,152,493)       103,414       (128,822)        65,672
                                            ------------   ------------   ------------   ------------   ------------   ------------

CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............    2,369,325      1,365,491      6,084,442      1,217,996        137,702         11,866
   Policy loans ...........................       (8,418)          (100)       (65,103)          (294)             0              0
   Policy loan repayments and interest ....          982              1          5,599            510              0              0
   Surrenders, withdrawals and
     death benefits .......................      (61,020)          (605)       (93,193)        (1,777)        (9,604)             0
   Net transfers between other
     subaccounts or fixed rate option .....      656,911      2,494,465      3,820,375      2,994,139        (16,776)       585,015
   Withdrawal and other charges ...........     (831,094)      (182,428)    (2,300,833)      (448,151)       (11,898)          (616)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  CONTRACT OWNER TRANSACTIONS .............    2,126,686      3,676,824      7,451,287      3,762,423         99,424        596,265
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..............................      686,564      3,351,032      6,298,794      3,865,837        (29,398)       661,937

NET ASSETS
    Beginning of year .....................    3,351,032              0      3,865,837              0        661,937              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $  4,037,596   $  3,351,032   $ 10,164,631   $  3,865,837   $    632,539   $    661,937
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................    4,117,695              0      4,111,577              0        700,329              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................    4,782,445      4,289,762     12,838,710      4,464,528        461,197        730,837
  Units redeemed ..........................   (1,945,056)      (172,067)    (4,114,858)      (352,951)      (395,230)       (30,508)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................    6,955,084      4,117,695     12,835,429      4,111,577        766,296        700,329
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A15

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                          PRUDENTIAL                    GOLDMAN SACHS                      INVESCO
           DREYFUS                       SP SMALL/MID                       CORE                            VIF -
          SMALL CAP                        CAP VALUE                  SMALL CAP EQUITY                    UTILITIES
          PORTFOLIO                        PORTFOLIO                        FUND                            FUND
-----------------------------   -----------------------------   -----------------------------   -----------------------------
     2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$      (2,383)  $       2,031   $      21,946   $       6,471   $       1,150   $         274   $           7   $         (72)
            0          67,657               0               0               0               0               0             811

      (56,681)         25,174         (40,567)           (242)         (2,890)             (8)         (2,297)         (4,328)

     (338,984)         77,556      (1,153,566)         95,964        (143,483)           (466)             20             (40)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

     (398,048)        172,418      (1,172,187)        102,193        (145,223)           (200)         (2,270)         (3,629)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      467,879           6,622       4,649,524         757,113         199,222           3,735           2,079           3,678
            0               0         (33,732)           (111)         (4,566)              0               0               0
            0               0           4,309             177               0               0               0               0

      (16,164)              0         (73,286)         (5,656)              0               0              25               0

      336,198         885,829       3,989,768       1,765,472          92,958         813,405             (51)          3,335
      (22,454)         (1,115)     (1,906,307)       (308,662)         (9,552)            (21)           (119)           (131)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      765,459         891,336       6,630,276       2,208,333         278,062         817,119           1,934           6,882
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      367,411       1,063,754       5,458,089       2,310,526         132,839         816,919            (336)          3,253

    1,063,754               0       2,310,526               0         816,919               0           3,253               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$   1,431,165   $   1,063,754   $   7,768,615   $   2,310,526   $     949,758   $     816,919   $       2,917   $       3,253
=============   =============   =============   =============   =============   =============   =============   =============

    2,080,530               0       2,200,948               0         800,744               0           4,998               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    2,401,051       2,598,807       9,305,009       2,442,430         328,289         800,765          54,231         298,634
   (1,013,351)       (518,277)     (2,884,453)       (241,482)        (32,112)            (21)        (53,592)       (293,636)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    3,468,230       2,080,530       8,621,504       2,200,948       1,096,921         800,744           5,637           4,998
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A16

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                  SUBACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                      INVESCO                      PRUDENTIAL                    JANUS ASPEN
                                                       VIF -                    SP INVESCO SMALL              AGGRESSIVE GROWTH
                                                    TECHNOLOGY                   COMPANY GROWTH                  PORTFOLIO -
                                                       FUND                         PORTFOLIO                  SERVICE SHARES
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
 Net investment income (loss) ............. $       (583)  $       (187)  $     (2,762)  $       (477)  $     (3,107)  $     (3,453)
    Capital gains distributions received ..            0              0              0              0              0              0
    Realized gain (loss) on shares
      redeemed ............................       (6,154)         7,484        (20,356)        (1,443)      (969,620)        (6,276)
    Net change in unrealized gain (loss)
      on investments ......................     (187,751)        63,668       (336,596)        37,176        416,848       (693,862)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................     (194,488)        70,965       (359,714)        35,256       (555,879)      (703,591)
                                            ------------   ------------   ------------   ------------   ------------   ------------

CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............       32,960         32,562      1,070,865        277,128        298,648        957,932
   Policy loans ...........................            0              0         (3,052)        (1,400)             0              0
   Policy loan repayments
     and interest .........................            0              0            698             12              0              0
   Surrenders, withdrawals and
     death benefits .......................       (3,837)             0        (15,833)          (286)       (26,133)             0
   Net transfers between other
     subaccounts or fixed rate option .....       92,446        236,793        613,850        507,010       (359,467)     1,723,509
   Withdrawal and other charges ...........       (4,986)        (1,093)      (496,612)      (114,959)       (54,122)       (10,575)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  CONTRACT OWNER TRANSACTIONS .............      116,583        268,262      1,169,916        667,505       (141,074)     2,670,866
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..............................      (77,905)       339,227        810,202        702,761       (696,953)     1,967,275

NET ASSETS
    Beginning of year .....................      339,227              0        702,761              0      1,967,275              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $    261,322   $    339,227   $  1,512,963   $    702,761   $  1,270,322   $  1,967,275
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................      987,216              0        737,702              0      4,274,455              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................    1,294,452      1,127,754      2,388,544        865,369      5,622,697      4,305,032
  Units redeemed ..........................     (848,746)      (140,538)      (864,934)      (127,667)    (6,050,139)       (30,577)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................    1,432,922        987,216      2,261,312        737,702      3,847,013      4,274,455
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A17

                                                    SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
         JANUS ASPEN                     OPPENHEIMER                       PRUDENTIAL                     PRUDENTIAL
          BALANCED                      VA AGGRESSIVE                       SP PIMCO                       SP PIMCO
         PORTFOLIO -                       GROWTH                         TOTAL RETURN                    HIGH YIELD
       SERVICE SHARES                       FUND                            PORTFOLIO                      PORTFOLIO
-----------------------------   -----------------------------   -----------------------------   -----------------------------
     2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$     114,713   $       9,981   $         159   $         172   $     370,231   $      98,179   $     133,219   $       6,384
            0               0               0           3,415             321         132,400               0               0

      (17,401)         (6,902)         (9,903)         (2,203)         22,540          (5,789)         (8,970)            (17)

     (426,309)         59,420          (6,553)         (6,945)        883,183         (99,689)        (65,291)         (5,301)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

     (328,997)         62,499         (16,297)         (5,561)      1,276,275         125,101          58,958           1,066
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      143,459          13,900          28,469          13,020       8,945,541          86,469         466,428          20,142
            0               0               0               0        (199,005)              0             (12)              0

            0               0               0               0           2,346               0           2,143               0

      (71,708)              0               0               0        (106,845)              0         (10,094)              0

    7,391,707       1,113,766           5,015          28,739       8,917,215       6,580,204       3,032,007         404,767
      (58,796)         (2,999)         (1,322)           (321)     (1,079,781)        (23,364)       (202,043)         (5,783)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

    7,404,662       1,124,667          32,162          41,438      16,479,471       6,643,309       3,288,429         419,126
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

    7,075,665       1,187,166          15,865          35,877      17,755,746       6,768,410       3,347,387         420,192

    1,187,166               0          35,877               0       6,768,410               0         420,192               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$   8,262,831   $   1,187,166   $      51,742   $      35,877   $  24,524,156   $   6,768,410   $   3,767,579   $     420,192
=============   =============   =============   =============   =============   =============   =============   =============

    1,266,919               0          65,868               0       6,058,921               0         412,924               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    8,916,181       1,499,574          92,721          79,143      17,742,785       6,518,260       3,629,063         417,107
     (716,279)       (232,655)        (26,294)        (13,275)     (3,269,668)       (459,339)       (357,374)         (4,183)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    9,466,821       1,266,919         132,295          65,868      20,532,038       6,058,921       3,684,613         412,924
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A18

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                   SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------
                                                     JANUS ASPEN                   PRUDENTIAL                    PRUDENTIAL
                                                        GROWTH                      SP LARGE                       SP AIM
                                                      PORTFOLIO -                   CAP VALUE                    CORE EQUITY
                                                    SERVICE SHARES                    FUND                        PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
 Net investment income (loss) ............. $       (484)  $        (12)  $     20,774   $        204   $       (936)  $        (21)
    Capital gains distributions received ..            0              0              0              0              0              0
    Realized gain (loss) on shares
      redeemed ............................       (5,181)            11        (19,970)           133        (10,989)           272
    Net change in unrealized gain (loss)
      on investments ......................      (52,174)         1,370       (331,518)         5,372        (52,319)         2,306
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................      (57,839)         1,369       (330,714)         5,709        (64,244)         2,557
                                            ------------   ------------   ------------   ------------   ------------   ------------

CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............      298,105         13,844        933,846         36,347        370,760         20,172
   Policy loans ...........................          (12)             0         (3,450)             0         (2,138)             0
   Policy loan repayments
     and interest .........................           52              0            639              0            564              0
   Surrenders, withdrawals and
     death benefits .......................       (1,427)             0        (18,406)             0         (2,100)             0
   Net transfers between other
     subaccounts or fixed rate option .....      238,353         26,301      1,949,905        300,123        393,869         52,225
   Withdrawal and other charges ...........     (147,706)        (4,108)      (495,804)       (15,663)      (156,476)        (4,353)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  CONTRACT OWNER TRANSACTIONS .............      387,365         36,037      2,366,730        320,807        604,479         68,044
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..............................      329,526         37,406      2,036,016        326,516        540,235         70,601

NET ASSETS
    Beginning of year .....................       37,406              0        326,516              0         70,601              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $    366,932   $     37,406   $  2,362,532   $    326,516   $    610,836   $     70,601
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................       42,089              0        343,063              0         76,752              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................      782,041         42,920      3,472,930        353,639      1,051,339         82,931
  Units redeemed ..........................     (259,298)          (831)      (837,569)       (10,576)      (342,810)        (6,179)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................      564,832         42,089      2,978,424        343,063        785,281         76,752
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A19

                                                     SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL                      PRUDENTIAL SP                   PRUDENTIAL                    SP PRUDENTIAL
        SP MFS CAPITAL                 STRATEGIC PARTNERS                 SP MID CAP                    U.S. EMERGING
         OPPORTUNITIES                   FOCUSED GROWTH                     GROWTH                         GROWTH
           PORTFOLIO                        PORTFOLIO                      PORTFOLIO                      PORTFOLIO
-----------------------------   -----------------------------   -----------------------------   -----------------------------
     2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$      (2,104)  $          94   $        (452)  $         (15)  $      (3,919)  $        (703)  $      (4,265)  $        (711)
            0               0               0               0               0               1               0               0

      (47,047)         (1,913)         (9,295)            286         (71,974)         (1,729)        (29,308)         (1,580)

     (207,477)          6,720         (31,462)          1,657        (845,373)         30,017        (526,198)         21,339
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

     (256,628)          4,901         (41,209)          1,928        (921,266)         27,586        (559,771)         19,048
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      653,425         194,129         168,141          13,070       1,417,063         358,483       1,766,506         419,115
       (7,000)           (997)         (2,120)              0         (21,738)              0         (10,407)           (797)

          792               9             564               0             732               0           4,827             347

      (12,754)            (64)           (331)              0         (24,980)         (1,808)        (22,240)           (579)

      254,434         463,043         216,284          22,675       1,135,443         791,521         905,641         716,466
     (321,236)        (76,298)        (74,302)         (2,748)       (635,389)       (139,526)       (838,248)       (175,790)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      567,661         579,822         308,236          32,997       1,871,131       1,008,670       1,806,079         958,762
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

      311,033         584,723         267,027          34,925         949,865       1,036,256       1,246,308         977,810

      584,723               0          34,925               0       1,036,256               0         977,810               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$     895,756   $     584,723   $     301,952   $      34,925   $   1,986,121   $   1,036,256   $   2,224,118   $     977,810
=============   =============   =============   =============   =============   =============   =============   =============

      718,746               0          37,617               0       1,182,743               0       1,094,224               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    1,746,560         817,869         648,444          44,362       4,549,843       1,299,144       4,070,164       1,255,091
     (921,030)        (99,123)       (249,692)         (6,745)     (1,501,265)       (116,401)     (1,492,141)       (160,867)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    1,544,276         718,746         436,369          37,617       4,231,321       1,182,743       3,672,247       1,094,224
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A20

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                   SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------
                                                     PRUDENTIAL                    PRUDENTIAL                    PRUDENTIAL
                                                  SP AIM AGGRESSIVE                SP ALLIANCE                SP CONSERVATIVE
                                                       GROWTH                      TECHNOLOGY                 ASSET ALLOCATION
                                                      PORTFOLIO                     PORTFOLIO                     PORTFOLIO
                                            ---------------------------   ---------------------------   ---------------------------
                                                2002           2001           2002           2001           2002           2001
                                            ------------   ------------   ------------   ------------   ------------   ------------

OPERATIONS
 Net investment income (loss) ............. $     (2,287)  $       (443)  $     (1,173)  $       (224)  $     (1,369)  $      1,392
    Capital gains distributions received ..            0              0              0              0            283             99
    Realized gain (loss) on shares
      redeemed ............................      (19,098)        (1,397)       (29,594)          (157)        (2,746)            80
    Net change in unrealized gain (loss)
      on investments ......................     (181,032)        (2,018)      (219,212)         6,868         (7,460)            52
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................     (202,417)        (3,858)      (249,979)         6,487        (11,292)         1,623
                                            ------------   ------------   ------------   ------------   ------------   ------------

CONTRACT OWNER TRANSACTIONS
   Contract owner net payments ............      949,448        249,841        539,082        136,367        506,731         45,119
   Policy loans ...........................       (6,118)          (907)        (1,614)             0         (2,085)             0
   Policy loan repayments
     and interest .........................          744              8          1,107              0             50              0
   Surrenders, withdrawals and
     death benefits .......................      (25,110)          (399)        (9,776)          (113)       (10,432)             0
   Net transfers between other
     subaccounts or fixed rate option .....      463,952        413,546        265,279        217,177        958,249        153,992
   Withdrawal and other charges ...........     (488,904)      (111,483)      (267,692)       (61,753)      (235,182)        (5,896)
                                            ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  CONTRACT OWNER TRANSACTIONS .............      894,012        550,606        526,386        291,678      1,217,331        193,215
                                            ------------   ------------   ------------   ------------   ------------   ------------

TOTAL INCREASE (DECREASE) IN
  NET ASSETS ..............................      691,595        546,748        276,407        298,165      1,206,039        194,838

NET ASSETS
    Beginning of year .....................      546,748              0        298,165              0        194,838              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
    End of year ........................... $  1,238,343   $    546,748   $    574,572   $    298,165   $  1,400,877   $    194,838
                                            ============   ============   ============   ============   ============   ============

  Beginning units .........................      623,400              0        344,835              0        194,345              0
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Units issued ............................    1,928,667        726,665      1,307,338        421,285      1,585,002        201,343
  Units redeemed ..........................     (760,875)      (103,265)      (517,027)       (76,450)      (287,313)        (6,998)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Ending units ............................    1,791,192        623,400      1,135,146        344,835      1,492,034        194,345
                                            ============   ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A21

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL                      PRUDENTIAL                     PRUDENTIAL                      JANUS ASPEN
       SP BALANCED ASSET                SP GROWTH ASSET             SP AGGRESSIVE GROWTH            INTERNATIONAL GROWTH
          ALLOCATION                      ALLOCATION                  ASSET ALLOCATION                   PORTFOLIO -
           PORTFOLIO                       PORTFOLIO                      PORTFOLIO                    SERVICE SHARES
-----------------------------   -----------------------------   -----------------------------   -----------------------------
     2002            2001            2002            2001            2002            2001            2002            2001
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

$      (5,794)  $       3,257   $      (5,298)  $         770   $        (995)  $          14   $      12,111   $       7,318
          882             577             293               0               0               0               0               0

      (26,630)            596         (11,868)            988          (9,365)             47        (134,093)        (47,458)

     (139,954)          2,482        (273,549)          4,788         (83,511)          2,817        (477,544)       (236,688)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

     (171,496)          6,912        (290,422)          6,546         (93,871)          2,878        (599,526)       (276,828)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

    1,315,869          51,969       2,887,615          96,191         664,105          15,386         940,259         573,739
       (4,979)              0         (27,522)              0         (24,232)              0               0               0

           64               0          18,475               0             696               0               0               0

       (9,858)              0         (40,478)              0          (2,955)              0         (33,817)              0

    2,792,871         354,707       2,190,933         134,500         501,827          68,244         887,646       1,146,720
     (599,479)        (10,365)     (1,020,714)        (21,965)       (310,143)         (6,655)        (68,659)         (6,786)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

    3,494,488         396,311       4,008,309         208,726         829,298          76,975       1,725,429       1,713,673
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------

    3,322,992         403,223       3,717,887         215,272         735,427          79,853       1,125,903       1,436,845

      403,223               0         215,272               0          79,853               0       1,436,845               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
$   3,726,215   $     403,223   $   3,933,159   $     215,272   $     815,280   $      79,853   $   2,562,748   $   1,436,845
=============   =============   =============   =============   =============   =============   =============   =============

      409,727               0         223,022               0          84,680               0       2,100,466               0
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    5,213,113         438,488       6,065,571         247,327       1,494,606          90,313       4,039,997       2,660,708
   (1,330,678)        (28,761)     (1,349,162)        (24,305)       (466,488)         (5,633)     (1,084,237)       (560,242)
-------------   -------------   -------------   -------------   -------------   -------------   -------------   -------------
    4,292,162         409,727       4,939,431         223,022       1,112,798          84,680       5,056,226       2,100,466
=============   =============   =============   =============   =============   =============   =============   =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A22

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2002 and 2001

                                                                                             SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                             PRUDENTIAL                        PRUDENTIAL
                                                                             SP JENNISON                       SP DEUTSCHE
                                                                        INTERNATIONAL GROWTH              INTERNATIONAL EQUITY
                                                                              PORTFOLIO                         PORTFOLIO
                                                                   ------------------------------    ------------------------------
                                                                        2002             2001             2002             2001
                                                                   -------------    -------------    -------------    -------------

OPERATIONS
    Net investment income (loss) ................................  $        (887)   $         (27)   $      (7,576)   $         654
    Capital gains distributions received ........................              0                0                0                0
    Realized gain (loss) on shares redeemed .....................         (9,601)             152          (73,366)          (3,339)
    Net change in unrealized gain (loss) on investments .........        (82,942)           2,257         (534,067)         (24,670)
                                                                   -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS ...................................        (93,430)           2,382         (615,009)         (27,355)
                                                                   -------------    -------------    -------------    -------------

CONTRACT OWNER TRANSACTIONS
    Contract owner net payments .................................        434,977           21,143        2,261,238          622,701
    Policy loans ................................................         (4,194)               0          (54,099)              (6)
    Policy loan repayments and interest .........................          1,026                0            4,760              844
    Surrenders, withdrawals and death benefits ..................         (3,126)               0          (43,948)            (676)
    Net transfers between other subaccounts
      or fixed rate option ......................................        406,230           58,360        1,570,280        1,314,856
    Withdrawal and other charges ................................       (200,123)          (4,870)      (1,173,859)        (275,938)
                                                                   -------------    -------------    -------------    -------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM CONTRACT
    OWNER TRANSACTIONS ..........................................        634,790           74,633        2,564,372        1,661,781
                                                                   -------------    -------------    -------------    -------------

TOTAL INCREASE (DECREASE) IN NET ASSETS .........................        541,360           77,015        1,949,363        1,634,426

NET ASSETS
    Beginning of year ...........................................         77,015                0        1,634,426                0
                                                                   -------------    -------------    -------------    -------------
    End of year .................................................  $     618,375    $      77,015    $   3,583,789    $   1,634,426
                                                                   =============    =============    =============    =============

  Beginning units ...............................................         85,588                0        1,952,070                0
                                                                   -------------    -------------    -------------    -------------
  Units issued ..................................................      1,150,103           90,984        5,737,223        2,275,234
  Units redeemed ................................................       (345,596)          (5,396)      (2,512,661)        (323,164)
                                                                   -------------    -------------    -------------    -------------
  Ending units ..................................................        890,095           85,588        5,176,632        1,952,070
                                                                   =============    =============    =============    =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

A23

NOTES TO FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
December 31, 2002

NOTE 1: GENERAL

Pruco Life Variable Universal Account (the “Account”) was established on April 17, 1989 under Arizona law as a separate investment account of Pruco Life Insurance Company (“Pruco Life”), which is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”). The assets of the Account are segregated from Pruco Life’s other assets. Proceeds from purchases of Pruselect I, Pruselect II, Pruselect III, Survivorship Variable Universal Life (“SVUL”) and PruLife Custom Premier (“VUL”) contracts are invested in the Account.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable life insurance contracts. There are fifty-one subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Inc. (the “Series Fund”) or one of the non-Prudential administered funds. Investment options vary by contract. Options available which invest in a corresponding portfolio of the Series Fund are: Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential Equity Portfolio, Prudential Flexible Managed Portfolio, Prudential Conservative Balanced Portfolio, Prudential High Yield Bond Portfolio, Prudential Stock Index Portfolio, Prudential Value Portfolio, Prudential Natural Resources Portfolio, Prudential Global Portfolio, Prudential Government Income Portfolio, Prudential Zero Coupon Bond 2005 Portfolio, Prudential Jennison Portfolio, Prudential Small Capitalization Stock Portfolio, Prudential SP Alliance Large Cap Growth Portfolio, Prudential SP Davis Value Portfolio, Prudential SP Small/Mid Cap Value Portfolio, Prudential SP INVESCO Small Company Growth Portfolio, Prudential SP PIMCO Total Return Portfolio, Prudential SP PIMCO High Yield Portfolio, Prudential SP Large Cap Value Portfolio, Prudential SP AIM Core Equity Portfolio, Prudential SP MFS Capital Opportunities Portfolio, Prudential SP Strategic Partners Focused Growth Portfolio, Prudential SP Mid Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, Prudential SP AIM Aggressive Growth Portfolio, Prudential SP Alliance Technology Portfolio, Prudential SP Conservative Asset Allocation Portfolio, Prudential SP Balanced Asset Allocation Portfolio, Prudential SP Growth Asset Allocation Portfolio, Prudential SP Aggressive Growth Asset Allocation Portfolio, Prudential SP Jennison International Growth Portfolio and Prudential SP Deutsche International Equity Portfolio. Options available which invest in a corresponding portfolio of the non-Prudential administered funds are: T. Rowe Price International Stock Portfolio, AIM V.I. Premier Equity Fund, Janus Aspen Growth Portfolio, MFS Emerging Growth Series, American Century VP Value Fund, Franklin Templeton Small Cap Fund, American Century VP Income & Growth Fund, Dreyfus MidCap Stock Portfolio, Dreyfus Small Cap Portfolio, Goldman Sachs CORE Small Cap Equity Fund, INVESCO VIF — Utilities Fund, INVESCO VIF — Technology Fund, Janus Aspen Aggressive Growth Portfolio — Service Shares, Janus Aspen Balanced Portfolio — Service Shares, Oppenheimer VA Aggressive Growth Fund, Janus Aspen Growth Portfolio — Service Shares and Janus Aspen International Growth Portfolio — Service Shares.

The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

INVESTMENTS — The investments in shares of the Series Fund or the non-Prudential administered funds are stated at the net asset values of the respective portfolios, which value their investment securities at fair value.

SECURITY TRANSACTIONS — Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

DISTRIBUTIONS RECEIVED — Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund or the non-Prudential administered funds and are recorded on the distribution date.

A24

NOTE 3: CHARGES AND EXPENSES

A. Mortality Risk and Expense Risk Charges

The mortality risk and expense risk charges, at an effective annual rate of up to 0.90% for Pruselect I, Pruselect II and SVUL contracts, 0.50% for Pruselect III contracts, and 0.45% for VUL contracts are applied daily against the net assets held in each subaccount. Mortality risk is that contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life. Pruco Life intends to charge only 0.60% on Pruselect I and Pruselect II contracts, but reserves the right to make the full 0.90% charge. Pruco Life intends to charge only 0.20% on Pruselect III contracts, but reserves the right to make the full 0.50% charge. For VUL contracts Pruco Life intends to charge only 0.25%, but reserves the right to charge 0.45%.

B. Partial Withdrawal Charge

A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a Pruselect I or Pruselect II and Pruselect III, SVUL or VUL contract, respectively.

C. Expense Reimbursement

The Account is reimbursed by Pruco Life for expenses in excess of 0.40% of the Pruselect I and Pruselect II products’ average daily net assets incurred by the Zero Coupon Bond 2005 Portfolio of the Series Fund.

D. Deferred Sales Charge

A deferred sales charge is imposed upon surrenders of certain SVUL and VUL contracts to compensate Pruco Life for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued. No sales charge will be imposed after the tenth year of the contract. No sales charge will be imposed on death benefits.

E. Cost of Insurance and Other Related Charges

Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; and (3) sales charges which are deducted in order to compensate Pruco Life for the cost of selling the contract. Contracts are also subject to monthly charges for the costs of administering the contract.

NOTE 4: TAXES

Pruco Life is taxed as a “life insurance company” as defined by the Internal Revenue Code. The results of operations of the Account form a part of Prudential’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 5: PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the Series Fund and the non-Prudential administered funds for the year ended December 31, 2002 were as follows:

                                                                                PURCHASES          SALES
                                                                             --------------   --------------

            Prudential Money Market Portfolio ............................   $   74,130,605   $  (92,074,110)
            Prudential Diversified Bond Portfolio ........................   $   14,537,768   $  (18,541,575)
            Prudential Equity Portfolio ..................................   $   17,094,421   $  (11,506,418)
            Prudential Flexible Managed Portfolio ........................   $    1,500,047   $   (3,641,669)
            Prudential Conservative Balanced Portfolio ...................   $    6,169,680   $   (6,108,322)
            Prudential High Yield Bond Portfolio .........................   $    1,455,643   $   (3,140,942)

A25

                                                                                PURCHASES          SALES
                                                                             --------------   --------------

            Prudential Stock Index Portfolio .............................   $   39,044,863   $  (37,012,679)
            Prudential Value Portfolio ...................................   $    2,183,512   $   (2,640,666)
            Prudential Natural Resources Portfolio .......................   $      557,182   $     (551,987)
            Prudential Global Portfolio ..................................   $    3,530,926   $   (6,474,787)
            Prudential Government Income Portfolio .......................   $   57,548,984   $   (4,547,520)
            Prudential Zero Coupon Bond 2005 Portfolio ...................   $    2,841,385   $     (498,916)
            Prudential Jennison Portfolio ................................   $   14,262,579   $   (5,573,098)
            Prudential Small Capitalization Stock Portfolio ..............   $    1,867,513   $   (1,659,857)
            T. Rowe Price International Stock Portfolio ..................   $    2,190,837   $   (1,377,957)
            AIM V.I. Premier Equity Fund .................................   $      661,970   $     (361,514)
            Janus Aspen Growth Portfolio .................................   $    2,676,605   $   (2,595,993)
            MFS Emerging Growth Series ...................................   $      964,001   $     (411,112)
            American Century VP Value Fund ...............................   $    5,625,470   $   (2,584,575)
            Franklin Templeton Small Cap Fund ............................   $    2,756,888   $     (692,963)
            American Century VP Income & Growth Fund .................   $    2,549,807   $     (298,051)
            Prudential SP Alliance Large Cap Growth Portfolio ............   $    2,644,882   $     (526,859)
            Prudential SP Davis Value Portfolio ..........................   $    8,376,162   $     (942,407)
            Dreyfus MidCap Stock Portfolio ...............................   $      437,246   $     (339,348)
            Dreyfus Small Cap Portfolio ..................................   $    1,179,055   $     (416,652)
            Prudential SP Small/Mid Cap Value Portfolio ..................   $    7,253,455   $     (637,543)
            Goldman Sachs CORE Small Cap Equity Fund .....................   $      299,259   $      (22,862)
            INVESCO VIF--Utilities Fund ..................................   $       27,945   $      (26,019)
            INVESCO VIF--Technology Fund .................................   $      343,890   $     (227,890)
            Prudential SP INVESCO Small Company Growth Portfolio .........   $    1,323,847   $     (156,693)
            Janus Aspen Aggressive Growth Portfolio--Service Shares ......   $    1,885,901   $   (2,030,082)
            Janus Aspen Balanced Portfolio--Service Shares ...............   $    8,027,410   $     (631,737)
            Oppenheimer VA Aggressive Growth Fund ........................   $      105,333   $      (73,265)
            Prudential SP PIMCO Total Return Portfolio ...................   $   19,110,606   $   (2,659,703)
            Prudential SP PIMCO High Yield Portfolio .....................   $    3,457,701   $     (172,560)
            Janus Aspen Growth Portfolio--Service Shares .................   $      437,514   $      (50,632)
            Prudential SP Large Cap Value Portfolio ......................   $    2,563,985   $     (201,241)
            Prudential SP AIM Core Equity Portfolio ......................   $      738,670   $     (135,127)
            Prudential SP MFS Capital Opportunities Portfolio ............   $      823,107   $     (257,551)
            Prudential SP Strategic Partners Focused Growth Portfolio ....   $      432,047   $     (124,263)
            Prudential SP Mid Cap Growth Portfolio .......................   $    2,015,666   $     (148,455)
            SP Prudential U.S. Emerging Growth Portfolio .................   $    1,938,382   $     (136,567)
            Prudential SP AIM Aggressive Growth Portfolio ................   $    1,014,333   $     (122,608)
            Prudential SP Alliance Technology Portfolio ..................   $      604,126   $      (78,914)
            Prudential SP Conservative Asset Allocation Portfolio ........   $    1,293,496   $      (78,737)
            Prudential SP Balanced Asset Allocation Portfolio ............   $    3,924,875   $     (436,182)
            Prudential SP Growth Asset Allocation Portfolio ..............   $    4,163,682   $     (160,671)
            Prudential SP Aggressive Growth Asset Allocation Portfolio ...   $      932,845   $     (104,543)
            Janus Aspen International Growth Portfolio--Service Shares ...   $    2,111,612   $     (390,430)
            Prudential SP Jennison International Growth Portfolio ........   $      706,268   $      (72,365)
            Prudential SP Deutsche International Equity Portfolio ........   $    3,174,716   $     (617,920)

NOTE 6: RELATED PARTY TRANSACTIONS

Prudential and its affiliates perform various services on behalf of the mutual fund company that administers the Series Fund and the non-Prudential administered funds in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

A26

The Series Fund has a management agreement with Prudential Investment LLC (“PI”), an indirect, wholly-owned subsidiary of Prudential. Pursuant to this agreement, PI has responsibility for all investment advisory services and supervises the subadvisors’ performance of such services. PI has entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of Prudential

The Series Fund has a distribution agreement with Prudential Investment Management Services LLC (“PIMS”), an indirect, wholly-owned subsidiary of Prudential, which acts as the distributor of the Class I and Class II shares of the Series Fund.

PI has agreed to reimburse certain portfolios of the Series Fund the portion of the management fee for that portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio’s average daily net assets.

Prudential Mutual Fund Services LLC, an affiliate of PI and an indirect, wholly-owned subsidiary of Prudential, serves as the Series Fund’s transfer agent.

NOTE 7: FINANCIAL HIGHLIGHTS

Pruco Life sells a number of variable life insurance products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structure result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by Pruco Life and funded by the Account have the lowest and highest total return. Only product designs within each subaccount that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life as contract owners may not have selected all available and applicable contract options.

                                                       AT DECEMBER 31, 2002                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                             -----------------------------------------  --------------------------------------------
                                                                                        INVEST-     EXPENSE
                                                                                         MENT       RATIO**        TOTAL RETURN***
                                              UNITS        UNIT VALUE       NET ASSETS  INCOME     LOWEST TO          LOWEST TO
                                             (000S)     LOWEST TO HIGHEST     (000s)    RATIO*      HIGHEST            HIGHEST
                                             ------   --------------------  ----------  ------   --------------   ------------------

Prudential Money Market Portfolio ........   80,788   $1.04174 To $1.76576   $106,053    1.51%   0.20% To 0.90%     0.63% To 1.31%
Prudential Diversified Bond Portfolio ....   44,142   $1.10563 To $2.51353   $ 88,618   11.45%   0.20% To 0.90%     6.11% To 6.82%
Prudential Equity Portfolio ..............   28,392   $0.71954 To $2.71798   $ 40,044    0.90%   0.20% To 0.90%   -23.04% To -22.50%
Prudential Flexible Managed Portfolio ....    2,993   $0.80187 To $2.33302   $  3,300    2.43%   0.20% To 0.90%   -13.52% To -12.91%
Prudential Conservative Balanced
  Portfolio ..............................   20,529   $0.87358 To $2.24617   $ 40,115    0.00%   0.20% To 0.90%    -9.79% To -9.17%
Prudential High Yield Bond Portfolio .....    4,453   $0.92426 To $2.06489   $  4,522   16.56%   0.20% To 0.90%     0.60% To 1.28%
Prudential Stock Index Portfolio .........   83,777   $0.62117 To $2.97814   $115,171    1.24%   0.20% To 0.90%   -22.90% To -22.35%
Prudential Value Portfolio ...............    6,711   $0.89376 To $3.00974   $  8,282    1.41%   0.20% To 0.90%   -22.66% To -22.12%
Prudential Natural Resources Portfolio ...      507   $3.41538 To $3.41538   $  1,733    0.56%   0.60% To 0.60%    18.21% To 18.21%
Prudential Global Portfolio ..............    9,646   $0.50434 To $1.29103   $  7,074    0.91%   0.20% To 0.90%   -25.80% To -25.29%
Prudential Government Income Portfolio ...   24,712   $2.59395 To $2.59395   $ 64,100    8.72%   0.60% To 0.60%    11.38% To 11.38%
Prudential Zero Coupon Bond 2005
  Portfolio ..............................   8,307   $3.18294 To $3.18294   $ 26,440    8.99%   0.37% To 0.37%     9.99% To 9.99%
Prudential Jennison Portfolio ............   28,668   $0.44328 To $1.64713   $ 16,808    0.30%   0.20% To 0.90%   -31.57% To -31.07%
Prudential Small Capitalization Stock
  Portfolio ..............................    7,273   $1.94604 To $1.94604   $ 14,154    0.91%   0.60% To 0.60%   -15.43% To -15.43%
T. Rowe Price International Stock
  Portfolio ..............................    5,789   $0.54330 To $0.66964   $  3,502    1.23%   0.20% To 0.90%   -19.01% To -18.45%
AIM V.I. Premier Equity Fund .............    2,613   $0.50008 To $0.60172   $  1,365    0.36%   0.20% To 0.90%   -30.89% To -30.40%
Janus Aspen Growth Portfolio .............    7,008   $0.45488 To $0.59725   $  3,662    0.00%   0.20% To 0.90%   -27.17% To -26.66%
MFS Emerging Growth Series ...............    7,264   $0.35823 To $0.57245   $  3,225    0.00%   0.20% To 0.90%   -34.35% To -33.89%
American Century VP Value Fund ...........    4,492   $1.00958 To $1.16337   $  4,863    0.78%   0.20% To 0.90%   -13.40% To -12.80%
Franklin Templeton Small Cap Fund ........    8,291   $0.50033 To $0.50555   $  4,159    0.24%   0.20% To 0.90%   -29.32% To -28.82%
American Century VP Income & Growth
  Fund ...................................    2,933   $0.70615 To $0.70615   $  2,071    0.97%   0.20% To 0.20%   -19.51% To -19.51%
Prudential SP Alliance Large Cap Growth
  Portfolio ..............................    6,955   $0.53338 To $0.65960   $  4,038    0.00%   0.20% To 0.90%   -31.81% To -31.33%
Prudential SP Davis Value Portfolio ......   12,835   $0.78949 To $0.81040   $ 10,165    0.01%   0.20% To 0.90%   -16.44% To -15.87%
Dreyfus MidCap Stock Portfolio ...........      766   $0.82545 To $0.82545   $    633    0.25%   0.20% To 0.20%   -12.67% To -12.67%
Dreyfus Small Cap Portfolio ..............    3,468   $0.41265 To $0.41265   $  1,431    0.04%   0.20% To 0.20%   -19.29% To -19.29%
Prudential SP Small/Mid Cap Value
  Portfolio ..............................    8,622   $0.82323 To $0.99523   $  7,769    0.66%   0.20% To 0.90%   -15.14% To -14.55%
Goldman Sachs CORE Small Cap
  Equity Fund ............................    1,097   $0.86584 To $0.86584   $    950    0.34%   0.20% To 0.20%   -15.13% To -15.13%
INVESCO VIF--Utilities Fund ..............        6   $0.51751 To $0.51751   $      3    0.40%   0.20% To 0.20%   -20.49% To -20.49%
INVESCO VIF--Technology Fund .............    1,433   $0.18237 To $0.18237   $    261    0.00%   0.20% To 0.20%   -46.93% To -46.93%

A27

NOTE 7: FINANCIAL HIGHLIGHTS (CONTINUED)

                                                        AT DECEMBER 31, 2002                FOR THE YEAR ENDED DECEMBER 31, 2002
                                             -----------------------------------------  --------------------------------------------
                                                                                        INVEST-     EXPENSE
                                                                                         MENT       RATIO**        TOTAL RETURN***
                                              UNITS        UNIT VALUE       NET ASSETS  INCOME     LOWEST TO          LOWEST TO
                                             (000S)     LOWEST TO HIGHEST     (000s)    RATIO*      HIGHEST            HIGHEST
                                             ------   --------------------  ----------  ------   --------------   ------------------

Prudential SP INVESCO Small Company
  Growth Portfolio .......................    2,261   $0.49239 To $0.67960   $  1,513    0.00%   0.20% To 0.90%   -30.89% To -6.11%
Janus Aspen Aggressive Growth
  Portfolio--Service Shares ..............    3,847   $0.33021 To $0.33021   $  1,270    0.00%   0.20% To 0.20%   -28.25% To -11.89%
Janus Aspen Balanced Portfolio--Service
  Shares .................................    9,467   $0.87282 To $0.87282   $  8,263    2.71%   0.20% To 0.20%   -6.85% To -17.47%
Oppenheimer VA Aggressive Growth Fund ....      132   $0.39111 To $0.39111   $     52    0.54%   0.20% To 0.20%   -28.19% To -22.36%
Prudential SP PIMCO Total Return
  Portfolio ..............................   20,532   $1.11264 To $1.22547   $ 24,524    3.13%   0.20% To 0.90%     8.40% To 9.15%
Prudential SP PIMCO High Yield Portfolio .    3,685   $1.00616 To $1.05893   $  3,768   10.92%   0.20% To 0.90%    -0.74% To -0.09%
Janus Aspen Growth Portfolio--Service
  Shares .................................      565   $0.64963 To $0.64963   $    367    0.00%   0.25% To 0.25%   -26.90% To -26.90%
Prudential SP Large Cap Value Portfolio ..    2,978   $0.78673 To $0.84151   $  2,363    1.71%   0.25% To 0.90%   -17.12% To -16.58%
Prudential SP AIM Core Equity Portfolio ..      785   $0.77097 To $0.77800   $    611    0.00%   0.25% To 0.90%   -15.97% To -15.42%
Prudential SP MFS Capital Opportunities
  Portfolio ..............................    1,544   $0.57748 To $0.77297   $    896    0.00%   0.25% To 0.90%   -29.32% To -28.86%
Prudential SP Strategic Partners Focused
  Growth Portfolio .......................      436   $0.68600 To $0.69228   $    302    0.00%   0.25% To 0.90%   -25.93% To -25.44%
Prudential SP Mid Cap Growth Portfolio ...    4,231   $0.46893 To $0.68758   $  1,986    0.00%   0.25% To 0.90%   -46.80% To -46.46%
SP Prudential U.S. Emerging Growth
  Portfolio ..............................    3,672   $0.60504 To $0.62375   $  2,224    0.00%   0.25% To 0.90%   -32.68% To -32.24%
Prudential SP AIM Aggressive Growth
  Portfolio ..............................    1,791   $0.69102 To $0.70946   $  1,238    0.00%   0.25% To 0.90%   -21.66% To -21.15%
Prudential SP Alliance Technology
  Portfolio ..............................    1,135   $0.50609 To $0.53438   $    575    0.00%   0.25% To 0.90%   -41.85% To -41.47%
Prudential SP Conservative Asset
  Allocation Portfolio ...................    1,492   $0.93287 To $0.94792   $  1,401    0.17%   0.20% To 0.90%    -6.71% To -6.11%
Prudential SP Balanced Asset Allocation
  Portfolio ..............................    4,292   $0.85996 To $0.89823   $  3,726    0.00%   0.20% To 0.90%   -12.46% To -11.89%
Prudential SP Growth Asset Allocation
  Portfolio ..............................    4,939   $0.78950 To $0.85069   $  3,933    0.00%   0.20% To 0.90%   -18.00% To -17.47%
Prudential SP Aggressive Growth Asset
  Allocation Portfolio ...................    1,113   $0.72551 To $0.80276   $    815    0.00%   0.25% To 0.90%   -22.86% To -22.36%
Janus Aspen International Growth
  Portfolio--Service Shares ..............    5,056   $0.50685 To $0.50685   $  2,563    0.77%   0.20% To 0.20%   -25.91% To -25.91%
Prudential SP Jennison International
  Growth Portfolio .......................      890   $0.68881 To $0.69495   $    618    0.00%   0.25% To 0.90%   -23.26% To -22.77%
Prudential SP Deutsche International
  Equity Portfolio .......................    5,177   $0.69143 To $0.82608   $  3,584    0.00%   0.25% To 0.90%   -17.91% To -17.38%

                                                      AT DECEMBER 31, 2001                  FOR THE YEAR ENDED DECEMBER 31, 2001
                                             -----------------------------------------  --------------------------------------------
                                                                                        INVEST-     EXPENSE
                                                                                         MENT       RATIO**        TOTAL RETURN***
                                              UNITS        UNIT VALUE       NET ASSETS  INCOME     LOWEST TO          LOWEST TO
                                             (000S)     LOWEST TO HIGHEST     (000s)    RATIO*      HIGHEST            HIGHEST
                                             ------   --------------------  ----------  ------   --------------   ------------------

Prudential Money Market Portfolio ........   83,554   $1.02864 To $1.74968   $122,588    3.67%   0.20% To 0.90%     3.17% To 3.48%
Prudential Diversified Bond Portfolio ....   44,268   $1.03535 To $2.36167   $ 86,640    6.33%   0.20% To 0.90%     6.02% To 6.34%
Prudential Equity Portfolio ..............   20,841   $0.93072 To $3.52084   $ 45,664    0.85%   0.20% To 0.90%   -11.97% To -11.71%
Prudential Flexible Managed Portfolio ....    3,278   $0.92720 To $2.68967   $  5,917    3.47%   0.20% To 0.90%    -6.52% To -6.24%
Prudential Conservative Balanced
  Portfolio ..............................   19,846   $0.96841 To $2.48254   $ 44,118    3.38%   0.20% To 0.90%    -2.88% To -2.60%
Prudential High Yield Bond Portfolio .....    5,237   $0.92692 To $2.04629   $  6,111   12.82%   0.20% To 0.90%    -1.30% To -1.03%
Prudential Stock Index Portfolio .........   71,447   $0.80562 To $3.85057   $149,646    0.93%   0.20% To 0.90%   -12.83% To -12.57%
Prudential Value Portfolio ...............    7,052   $1.15558 To $3.88018   $ 11,207    1.60%   0.20% To 0.90%    -2.95% To -2.65%
Prudential Natural Resources Portfolio ...      501   $2.88936 To $2.88936   $  1,447    2.44%   0.60% To 0.60%   -10.62% To -10.62%
Prudential Global Portfolio ..............   10,694   $0.67974 To $1.73500   $ 12,406    0.33%   0.20% To 0.90%   -18.34% To -18.10%
Prudential Government Income Portfolio ...    2,282   $2.32900 To $2.32900   $  5,315    6.13%   0.60% To 0.60%     7.41% To 7.41%
Prudential Zero Coupon Bond 2005
  Portfolio ..............................    7,472   $2.89388 To $2.89389   $ 21,624    4.60%   0.36% To 0.36%     7.72% To 7.73%
Prudential Jennison Portfolio ............   15,056   $0.64774 To $2.39981   $ 13,244    0.17%   0.20% To 0.90%   -18.97% To -18.74%
Prudential Small Capitalization Stock
  Portfolio ..............................    7,184   $2.30107 To $2.30107   $ 16,531    0.50%   0.60% To 0.60%     4.92% To 4.92%
T. Rowe Price International Stock
  Portfolio ..............................    4,297   $0.67086 To $0.82445   $  3,235    3.07%   0.20% To 0.90%   -22.91% To -22.67%
AIM V.I. Premier Equity Fund .............    2,212   $0.72355 To $0.86806   $  1,659    0.15%   0.20% To 0.90%   -13.33% To -13.07%
Janus Aspen Growth Portfolio .............    6,840   $0.62457 To $0.81764   $  4,965    0.07%   0.20% To 0.90%   -25.41% To -25.18%
MFS Emerging Growth Series ...............    6,252   $0.54567 To $0.86936   $  4,220    0.00%   0.20% To 0.90%   -34.07% To -33.88%
American Century VP Value Fund ...........    1,677   $1.16236 To $1.34339   $  2,224    0.65%   0.20% To 0.90%    11.83% To 12.16%
Franklin Templeton Small Cap Fund ........    4,633   $0.70289 To $0.71530   $  3,276    0.43%   0.20% To 0.90%   -16.00% To -16.00%
American Century VP Income & Growth
  Fund ...................................      273   $0.87732 To $0.87732   $    240    0.57%   0.20% To 0.20%    -4.81% To -4.81%
Prudential SP Alliance Large Cap
  Growth Portfolio .......................    4,118   $0.77671 To $0.96725   $  3,351    0.04%   0.20% To 0.90%    -8.20% To -8.20%
Prudential SP Davis Value Portfolio ......    4,112   $0.93883 To $0.96984   $  3,866    0.62%   0.20% To 0.90%    -6.12% To -6.12%
Dreyfus MidCap Stock Portfolio ...........      700   $0.94518 To $0.94518   $    662    0.64%   0.20% To 0.20%    -1.79% To -1.79%
Dreyfus Small Cap Portfolio ..............    2,081   $0.51129 To $0.51129   $  1,064    0.82%   0.20% To 0.20%    -1.53% To -1.53%
Prudential SP Small/Mid Cap Value
  Portfolio ..............................    2,201   $0.97015 To $1.16476   $  2,311    1.11%   0.20% To 0.90%     3.84% To 3.84%
Goldman Sachs CORE Small Cap Equity
  Fund ...................................      801   $1.02020 To $1.02020   $    817    0.80%   0.20% To 0.20%    -0.64% To -0.64%
INVESCO VIF--Utilities Fund ..............        5   $0.65084 To $0.65084   $      3    0.00%   0.20% To 0.20%   -19.16% To -19.16%
INVESCO VIF--Technology Fund .............      987   $0.34362 To $0.34362   $    339    0.00%   0.20% To 0.20%   -20.24% To -20.24%
Prudential SP INVESCO Small Company
  Growth Portfolio .......................      738   $0.70738 To $0.97681   $    703    0.00%   0.20% To 0.90%    -1.90% To -1.90%
Janus Aspen Aggressive Growth
  Portfolio--Service Shares ..............    4,274   $0.46024 To $0.46024   $  1,967    0.00%   0.20% To 0.20%   -17.80% To -17.80%
Janus Aspen Balanced Portfolio--Service
  Shares .................................    1,267   $0.93705 To $0.93705   $  1,187    3.22%   0.20% To 0.20%    -1.48% To -1.48%
Oppenheimer VA Aggressive Growth Fund ....       66   $0.54468 To $0.54468   $     36    0.92%   0.20% To 0.20%    -5.98% To -5.98%
Prudential SP PIMCO Total Return
  Portfolio ..............................    6,059   $1.02645 To $1.12277   $  6,768    4.02%   0.20% To 0.90%     5.25% To 5.25%
Prudential SP PIMCO High Yield
  Portfolio ..............................      413   $1.01365 To $1.05986   $    420    5.34%   0.20% To 0.90%     3.35% To 3.35%
Janus Aspen Growth - Service
  Shares***** ............................       42   $0.88873 To $0.88873   $     37    0.00%   0.25% To 0.25%   -10.24% To -10.24%
Prudential SP Large Cap Value
  Portfolio***** .........................      343   $0.94919 To $0.95177   $    327    0.53%   0.25% To 0.90%    -4.31% To -4.05%

A28

NOTE 7: FINANCIAL HIGHLIGHTS (CONTINUED)

                                                      AT DECEMBER 31, 2001                  FOR THE YEAR ENDED DECEMBER 31, 2001
                                             -----------------------------------------  --------------------------------------------
                                                                                        INVEST-     EXPENSE
                                                                                         MENT       RATIO**        TOTAL RETURN***
                                              UNITS        UNIT VALUE       NET ASSETS  INCOME     LOWEST TO          LOWEST TO
                                             (000S)     LOWEST TO HIGHEST     (000s)    RATIO*      HIGHEST            HIGHEST
                                             ------   --------------------  ----------  ------   --------------   ------------------

Prudential SP AIM Core Equity
  Portfolio ***** ........................       77   $0.91746 To $0.91988   $     71    0.00%   0.25% To 0.90%    -7.07% To -6.82%
Prudential SP MFS Capital Opportunities
  Portfolio **** .........................      719   $0.81172 To $0.90556   $    585    0.26%   0.25% To 0.90%   -19.57% To -19.57%
Prudential SP Strategic Partners
  Focused Growth Portfolio ***** .........       38   $0.92620 To $0.92854   $     35    0.00%   0.25% To 0.90%    -6.34% To -6.11%
Prudential SP Mid Cap Growth
  Portfolio **** .........................    1,183   $0.87586 To $0.94666   $  1,036    0.00%   0.25% To 0.90%   -12.01% To -12.01%
SP Prudential U.S. Emerging Growth
  Portfolio **** .........................    1,094   $0.89289 To $0.92649   $    978    0.00%   0.25% To 0.90%   -11.06% To -11.06%
Prudential SP AIM Aggressive Growth
  Portfolio **** .........................      623   $0.87641 To $0.90565   $    547    0.00%   0.25% To 0.90%   -11.64% To -11.64%
Prudential SP Alliance Technology
  Portfolio **** .........................      345   $0.86466 To $0.86466   $    298    0.00%   0.25% To 0.25%   -14.83% To -14.83%
Prudential SP Conservative Asset
  Allocation Portfolio ***** .............      194   $0.99998 To $1.00256   $    195    3.26%   0.25% To 0.90%     0.41% To 0.66%
Prudential SP Balanced Asset Allocation
  Portfolio ***** ........................      410   $0.98238 To $0.98498   $    403    4.12%   0.25% To 0.90%    -1.23% To -0.97%
Prudential SP Growth Asset Allocation
  Portfolio ***** ........................      223   $0.96279 To $0.96529   $    215    1.49%   0.25% To 0.90%    -3.04% To -2.79%
Prudential SP Aggressive Growth Asset
  Allocation Portfolio ***** .............       85   $0.94047 To $0.94300   $     80    0.16%   0.25% To 0.90%    -5.13% To -4.87%
Janus Aspen International Growth
  Portfolio--Service Shares ..............    2,100   $0.68406 To $0.68406   $  1,437    0.79%   0.20% To 0.20%    -9.43% To -9.43%
Prudential SP Jennison International
  Growth Portfolio ***** .................       86   $0.89755 To $0.89989   $     77    0.00%   0.25% To 0.90%    -9.34% To -9.11%
Prudential SP Deutsche International
  Equity Portfolio **** ..................    1,952   $0.83687 To $0.91304   $  1,634    0.32%   0.25% To 0.90%   -16.41% To -16.41%

*These amounts represent the dividends,excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, net of reimbursement of excess expenses, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the years ended December 31, 2002 and 2001 or from the effective date of the subaccount through the end of the reporting periods. Product designs within a subaccount with an effective date later than the beginning of the period were excluded from the range of total returns.

****Became available March 5, 2001

*****Became available August 6, 2001

A29

REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of the
Pruco Life Variable Universal Account
and the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts, as listed in Note 1 to such financial statements, of the Pruco Life Variable Universal Account at December 31, 2002, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Pruco Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2002 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 31, 2003

A30

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Financial Position
December 31, 2002 and 2001 (in thousands)
---------------------------------------------------------------------------------------------------------------------------------------

                                                                                 2002               2001
                                                                            -----------------  -----------------

ASSETS
Fixed maturities available for sale,
      at fair value (amortized cost, 2002: $4,921,691, 2001: $3,935,472)       $ 5,158,106        $ 4,024,893
Equity securities available for sale, at fair value (cost, 2002: $100;                 199                375
2001: $173)
Commercial loans on real estate                                                      6,966              8,190
Policy loans                                                                       879,506            874,065
Short-term investments                                                             214,342            215,610
Other long-term investments                                                         83,856             84,342
                                                                            -----------------  -----------------
     Total investments                                                           6,342,975          5,207,475
Cash and cash equivalents                                                          436,182            374,185
Deferred policy acquisition costs                                                1,152,997          1,159,830
Accrued investment income                                                           86,125             77,433
Reinsurance recoverable                                                            393,171            300,697
Receivables from Parent and affiliates                                              61,099             33,074
Other assets                                                                        41,581             20,134
Separate account assets                                                         12,696,758         14,920,584
                                                                            -----------------  -----------------
TOTAL ASSETS                                                                   $21,210,888        $22,093,412
                                                                            =================  =================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                 $4,855,761         $3,947,690
Future policy benefits and other policyholder liabilities                          934,546            808,230
Cash collateral for loaned securities                                              225,518            190,022
Securities sold under agreements to repurchase                                     400,507             80,715
Income taxes payable                                                               245,252            266,096
Other liabilities                                                                  130,411            228,596
Separate account liabilities                                                    12,696,758         14,920,584
                                                                            -----------------  -----------------
Total liabilities                                                               19,488,753         20,441,933
                                                                            -----------------  -----------------

Contingencies (See Footnote 11)

Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding                                       2,500              2,500
Paid-in-capital                                                                    466,748            466,748
Retained earnings                                                                1,161,136          1,147,665

Accumulated other comprehensive income:
    Net unrealized investment gains                                                 91,754             34,718
    Foreign currency translation adjustments                                            (3)              (152)
                                                                            -----------------  -----------------
Accumulated other comprehensive income                                              91,751             34,566
                                                                            -----------------  -----------------
Total stockholder's equity                                                       1,722,135          1,651,479
                                                                            -----------------  -----------------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                    $  21,210,888     $   22,093,412
                                                                            =================  =================

                                            See Notes to Consolidated Financial Statements
                                                                 B-1

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2002, 2001 and 2000 (in thousands)
---------------------------------------------------------------------------------------------------------------------------------------

                                                               2002                2001               2000
                                                            --------------     ---------------    ---------------

REVENUES

Premiums                                                    $  128,854         $   90,868         $   121,921
Policy charges and fee income                                  529,887            490,185             474,861
Net investment income                                          334,486            343,638             337,919
Realized investment losses, net                                (68,037)           (60,476)            (20,679)
Asset management fees                                           11,397              7,897              71,160
Other income                                                    14,205              4,962               2,503
                                                            --------------     ---------------    ---------------

Total revenues                                                 950,792            877,074             987,685
                                                            --------------     ---------------    ---------------

BENEFITS AND EXPENSES

Policyholders' benefits                                        275,251            256,080             248,063
Interest credited to policyholders' account balances           204,813            195,966             171,010
General, administrative and other expenses                     509,733            382,701             410,684
                                                            --------------     ---------------    ---------------

Total benefits and expenses                                    989,797            834,747             829,757
                                                            --------------     ---------------    ---------------

(Loss) income from operations before income taxes              (39,005)            42,327             157,928
                                                            --------------     ---------------    ---------------

Income Taxes:
    Current                                                    (64,656)           (98,956)              8,661
    Deferred                                                    12,153             73,701              45,771
                                                            --------------     ---------------    ---------------
                                                            --------------     ---------------    ---------------

Total income tax (benefit) expense                             (52,503)           (25,255)             54,432
                                                            --------------     ---------------    ---------------

NET INCOME                                                      13,498             67,582             103,496
                                                            --------------     ---------------    ---------------

Other comprehensive income, net of tax:

     Unrealized gains on securities, net of
     reclassification adjustment                                57,036             29,988              33,094

     Foreign currency translation adjustments                      149              3,168                (993)
                                                            --------------     ---------------    ---------------

Other comprehensive income                                      57,185             33,156              32,101
                                                            --------------     ---------------    ---------------

TOTAL COMPREHENSIVE INCOME                                    $ 70,683         $   100,738        $    135,597
                                                            ==============     ===============    ===============

                                            See Notes to Consolidated Financial Statements
                                                                B-2

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Stockholder's Equity
Years Ended December 31, 2002, 2001 and 2000 (in thousands)
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated
                                    ------------                                      other             Total
                                                     Paid-in-        Retained     comprehensive     stockholder's
                                    Common stock     capital         earnings     income (loss)        equity
                                    ----------------------------- ---------------------------------------------------
Balance, January 1, 2000             $    2,500     $ 439,582     $  1,258,428      $   (30,691)     $   1,669,819

Net income                                    -             -          103,496                -            103,496

Contribution from Parent                      -        27,166                -                -             27,166

Change in foreign currency
translation
adjustments, net of taxes                     -             -                -             (993)              (993)

Change in net unrealized
investment losses, net of
reclassification adjustment and
taxes                                         -             -                -           33,094             33,094
                                    ----------------------------- ---------------------------------------------------
                                    ----------------------------- ---------------------------------------------------

Balance, December 31, 2000
                                           2,500      466,748        1,361,924            1,410           1,832,582

Net income                                    -             -           67,582                -             67,582

Policy credits issued to eligible
policyholders                                 -             -         (128,025)               -           (128,025)

Dividends to Parent                           -             -         (153,816)               -           (153,816)

Change in foreign currency
translation adjustments, net of
taxes                                         -             -                -            3,168              3,168

Change in net unrealized investment
gains, net of reclassification
adjustment and taxes                          -             -                -           29,988             29,988

                                    ----------------------------- ---------------------------------------------------
                                    ----------------------------- ---------------------------------------------------
Balance, December 31, 2001                2,500        466,748       1,147,665           34,566          1,651,479

Net income                                    -             -           13,498                -             13,498

Adjustments to policy credits
issued to eligible policyholders              -             -               (27)              -                (27)

Change in foreign currency
translation adjustments, net of
taxes                                         -             -                -              149                149

Change in net unrealized investment
gains, net of reclassification
adjustment and taxes                          -             -                -           57,036             57,036
                                    ----------------------------- ---------------------------------------------------
                                    ----------------------------- ---------------------------------------------------
Balance, December 31, 2002          $      2,500   $   466,748       $1,161,136      $   91,751      $   1,722,135
                                    ============================= ===================================================

                                            See Notes to Consolidated Financial Statements
                                                                 B-3

Pruco Life Insurance Company and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000 (in thousands)
---------------------------------------------------------------------------------------------------------------------------------------
                                                                2002               2001             2000
                                                            ----------------- ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                   $       13,498   $        67,582   $    103,496
Adjustments to reconcile net income to net cash
     provided by operating activities:
     Policy charges and fee income                                  (74,117)          (54,970)       (72,275)
     Interest credited to policyholders' account balances           204,813           195,966        171,010
     Realized investment losses, net                                 68,037            60,476         20,679
     Amortization and other non-cash items                          (78,452)          (49,594)       (48,141)
     Change in:
         Future policy benefits and other policyholders'            126,316           105,368         73,340
liabilities
         Accrued investment income                                   (8,692)            4,864        (13,380)
         Receivables from Parent and affiliates                     (28,025)           18,512        (24,907)
         Policy loans                                                (5,441)          (40,645)       (63,022)
         Deferred policy acquisition costs                            6,833          (100,281)       (69,868)
         Income taxes payable/receivable                            (20,844)           38,839         90,195
         Other, net                                                 (96,133)          (38,114)        51,011
                                                            ----------------- ----------------------------------
Cash Flows From Operating Activities                                107,793           208,003        218,138
                                                            ----------------- ----------------------------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                 1,834,129         2,653,798      2,273,789
               Held to maturity                                           -                 -         64,245
         Equity securities                                                4               482          1,198
         Commercial loans on real estate                              1,224             1,137          1,182
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                                (2,884,673)       (2,961,861)    (2,782,541)
         Equity securities                                               (9)             (184)       (11,134)
     Cash collateral for loaned securities, net                      35,496             4,174         98,513
     Securities sold under agreement to repurchase, net             319,792           (23,383)        82,947
     Other long-term investments, net                               (11,421)             (130)         8,122
     Short-term investments, net                                      1,256           (12,766)      (118,418)
                                                            ----------------- ----------------------------------
Cash Flows Used In Investing Activities                            (704,202)         (338,733)      (382,097)
                                                            ----------------- ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account deposits                              1,789,307         1,456,668      2,409,399
     Policyholders' account withdrawals                          (1,014,901)       (1,313,300)    (1,991,363)
     Cash dividend to Parent                                              -           (26,048)             -
     Cash provided to affiliate                                           -           (65,476)             -
     Cash payments made to eligible policyholders                  (116,000)                -              -
                                                            ----------------------------------------------------
                                                            ----------------------------------------------------
Cash Flows From Financing Activities                                658,406            51,844        418,036
                                                            ----------------- ----------------------------------

     Net increase in cash and cash equivalents                       61,997           (78,886)       254,077
     Cash and cash equivalents, beginning of year                   374,185           453,071        198,994
                                                            ----------------- ----------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $   436,182   $       374,185   $    453,071
                                                            ================= ==================================

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid (received)                           $          546    $       (46,021)  $    (14,832)
                                                            ----------------- ----------------------------------
NON-CASH TRANSACTIONS DURING THE YEAR
     Dividend paid with fixed maturities                    $            -    $         81,952  $          -
                                                            ----------------- ----------------------------------
     Taiwan branch dividend paid with net assets/liabilities$            -    $         45,816  $          -
                                                            ----------------- ----------------------------------
     Policy credits issued to eligible policyholders        $            -    $        128,025  $          -
                                                            ----------------- ----------------------------------
     Contribution from Parent                               $            -    $              -      $ 27,166
                                                            ----------------- ----------------------------------

                                            See Notes to Consolidated Financial Statements
                                                                B-4

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

1.  BUSINESS

Pruco Life  Insurance  Company  ("the  Company") is a stock life  insurance  company,  organized in 1971 under the laws of the state of
Arizona. The Company is licensed to sell individual life insurance,  variable life insurance,  term life insurance,  variable and fixed annuities,  and a  non-participating  guaranteed  interest  contract  ("GIC")  called  Prudential  Credit  Enhanced GIC ("PACE") in the
District  of  Columbia,  Guam and in all states and  territories  except New York.  The Company  previously  marketed  individual  life insurance  through its branch office in Taiwan.  The branch  office was  transferred  to an affiliated  company on January 31, 2001, as described in Footnote 12.

The Company has one wholly owned  subsidiary,  Pruco Life  Insurance  Company of New Jersey  ("PLNJ").  PLNJ is a stock life  insurance company  organized in 1982 under the laws of the state of New Jersey.  It is licensed to sell individual life insurance,  variable life insurance,  term life  insurance,  fixed and variable  annuities  only in the states of New Jersey and New York.  Another  wholly owned subsidiary,  The  Prudential  Life  Insurance  Company of Arizona  ("PLICA")  was  dissolved  on  September  30,  2000.  All assets and liabilities were transferred to the Company. PLICA had no new business sales in 2000.

The Company is a wholly  owned  subsidiary  of The  Prudential  Insurance  Company of America  ("Prudential  Insurance"),  an insurance company  founded in 1875 under the laws of the state of New Jersey.  On December  18, 2001 ("the date of  demutualization")  Prudential
Insurance  converted  from a mutual life  insurance  company to a stock life  insurance  company and became an  indirect  wholly  owned subsidiary of Prudential  Financial,  Inc.  ("Prudential  Financial").  The demutualization was completed in accordance with Prudential
Insurance's Plan of  Reorganization,  which was approved by the  Commissioner of the New Jersey  Department of Banking and Insurance in
October 2001.

Prudential  Insurance  intends to make additional  capital  contributions  to the Company,  as needed,  to enable it to comply with its reserve  requirements  and fund expenses in connection  with its business.  Generally,  Prudential  Insurance is under no obligation to make such  contributions  and its assets do not back the benefits payable under the Company's  policyholder  contracts.  During 2000, a capital contribution of  $27.2 million resulted from the forgiveness of an intercompany receivable.

The  Company is engaged  in a business  that is highly  competitive  because  of the large  number of stock and mutual  life  insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated  financial  statements  include the accounts of the Company and its wholly owned  subsidiary,  PLNJ. The consolidated financial  statements have been prepared in accordance with accounting  principles  generally accepted in the United States of America
("GAAP").  The Company has extensive  transactions and relationships  with Prudential  Insurance and other  affiliates,  as more fully described in Footnote 12. Due to these  relationships,  it is possible that the terms of these  transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates
The  preparation of financial  statements in conformity with GAAP requires  management to make estimates and  assumptions  that affect the reported amounts of assets and liabilities,  in particular  deferred policy  acquisition costs ("DAC") and future policy benefits, and disclosure of contingent  assets and liabilities at the date of the financial  statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Investments
Fixed  maturities  classified as "available  for sale" are carried at estimated fair value.  The amortized cost of fixed  maturities is written down to estimated  fair value if a decline in value is  considered  to be other than  temporary.  See the  discussion  below on realized  investment  gains and losses for a description of the accounting for impairment  adjustments.  Unrealized gains and losses on fixed maturities  "available for sale",  including the effect on deferred policy acquisition costs and policyholders'  account balances that would  result from the  realization  of  unrealized  gains and losses are  included in  "Accumulated  other  comprehensive  income
(loss)", net of income taxes.

Equity securities,  available for sale,  comprised of common and  non-redeemable  preferred stock, are carried at estimated fair value.
The associated  unrealized gains and losses,  the effects on deferred policy  acquisition costs and on policyholders'  account balances that would result from the  realization  of  unrealized  gains and losses,  are included in  "Accumulated  other  comprehensive  income
(loss)",  net of income  taxes.  The cost of equity  securities  is  written  down to  estimated  fair value when a decline in value is considered to be other than  temporary.  See the  discussion  below on realized  investment  gains and losses for a description  of the accounting for impairment adjustments.

                                                      B-5

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
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2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commercial loans on real estate are stated primarily at unpaid principal  balances,  net of unamortized  discounts and an allowance for losses.  The allowance for losses includes a loan specific reserve for  non-performing  loans and a portfolio  reserve for incurred but not specifically  identified losses.  Non-performing  loans include those loans for which it is probable that all amounts due according to the  contractual  terms of the loan  agreement  will not be  collected.  These loans are  measured at the present  value of expected future cash flows  discounted at the loan's  effective  interest rate, or at the fair value of the collateral if the loan is collateral
dependent.   Interest  received  on  non-performing  loans,   including  loans  that  were  previously  modified  in  a  troubled  debt restructuring,  is either  applied  against  the  principal  or  reported  as revenue,  according  to  management's  judgment as to the collectibility  of  principal.  Management  discontinues  accruing  interest  on  non-performing  loans  after  the  loans  are 90 days delinquent  as to  principal  or  interest,  or earlier  when  management  has  serious  doubts  about  collectibility.  When a loan is recognized as  non-performing,  any accrued but  uncollectible  interest is reversed  against  interest  income of the current  period.
Generally,  a loan is restored to accrual status only after all delinquent  interest and principal are brought current and, in the case of loans  where the  payment of interest  has been  interrupted  for a  substantial  period,  a regular  payment  performance  has been established.  The  portfolio  reserve for incurred but not  specifically  identified  losses  considers  the  Company's  past loan loss experience, the current credit composition of the portfolio,  historical credit migration,  property type diversification,  default and loss severity  statistics and other relevant factors.  There is no valuation  allowance for commercial loans on real estate at December
31, 2002 or 2001.

Policy loans are carried at unpaid principal balances.

Short-term  investments  consist of highly  liquid debt  instruments  with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost, which because of their short term approximates fair value.

Other  long-term  investments  consist of the Company's  investments in joint ventures and  partnerships  in which the Company does not exercise control,  derivatives held for purposes other than trading, and investments in the Company's own separate accounts,  which are carried at estimated  fair value.  Joint  ventures and  partnership  interests are  generally  accounted for using the equity method of accounting,  reduced for other than  temporary  declines in value.  The Company's  net income from  investments  in joint  ventures and partnerships is generally included in "Net investment income."

Realized  investment  losses,  net are  computed  using the  specific  identification  method.  Costs of fixed  maturities  and  equity securities  are adjusted  for  impairments,  which are declines in value that are  considered  to be other than  temporary.  Impairment adjustments are included in "Realized  investment losses,  net." In evaluating whether a decline in value is other than temporary,  the
Company  considers  several  factors  including,  but not limited to the  following:  (1) whether the decline is  substantial;  (2) the duration  (generally  greater than six months);  (3) the reasons for the decline in value  (credit  event,  interest  related or market fluctuation);  (4) the Company's  ability and intent to hold the investments for a period of time to allow for a recovery of value; and
(5) the financial condition of and near-term prospects of the issuer.

Cash and cash equivalents
Cash and cash  equivalents  include  cash on hand,  amounts  due from banks,  money  market  instruments,  and other debt issues with a maturity of three months or less when purchased.

Deferred policy acquisition costs
The costs that vary with and that are related  primarily to the  production of new  insurance and annuity  business are deferred to the extent  such costs are  deemed  recoverable  from  future  profits.  Such  costs  include  commissions,  costs of policy  issuance  and underwriting,  and variable field office expenses.  Deferred policy acquisition costs ("DAC") are subject to recoverability  testing at the end of each  accounting  period.  DAC,  for  applicable  products,  are adjusted  for the impact of  unrealized  gains or losses on investments  as if these gains or losses had been  realized,  with  corresponding  credits or charges  included in  "Accumulated  other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts  (periods  ranging from 25 to 30 years) in proportion to estimated  gross profits arising principally from investment results,  mortality and expense margins,  and surrender charges based on historical and anticipated future  experience,  which is updated  periodically.  The  effect of  changes  to  estimated  gross  profits  on  unamortized  deferred acquisition  costs is  reflected  in "General  administrative  and other  expenses"  in the period  such  estimated  gross  profits are revised.

                                                      B-6

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
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2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DAC related to  non-participating  term  insurance  are  amortized  over the expected  life of the  contracts in  proportion to premium income. For guaranteed investment contracts, acquisition costs are expensed as incurred.

The Company and Prudential  Insurance have offered  programs under which  policyholders,  for a selected  product or group of products, can  exchange an existing  policy or contract  issued by the Company or  Prudential  Insurance  for another form of policy or contract.
These transactions are known as internal  replacements.  If the terms of the new policies are not substantially similar to those of the former policy, the unamortized DAC on the surrendered  policies is immediately  charged to expense. If the new policies have terms that are  substantially  similar to those of the earlier  policies,  the DAC is retained with respect to the new policies and amortized over the life of the new policies.

Securities loaned
Securities  loaned  are  treated  as  collateralized  financing  arrangements  and are  recorded  at the  amount  of cash  received  as collateral.  The  Company  obtains  collateral  in an  amount  equal to 102% and 105% of the fair  value of the  domestic  and  foreign securities,  respectively.  The Company  monitors the market value of  securities  loaned on a daily basis with  additional  collateral obtained as necessary.  Non-cash  collateral  received is not reflected in the  consolidated  statements of financial  position because the debtor  typically has the right to redeem the  collateral on short notice.  Substantially  all of the Company's  securities  loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities  sold under  agreements  to  repurchase  are treated as financing  arrangements  and are carried at the amounts at which the securities will be  subsequently  reacquired,  including  accrued  interest,  as specified in the respective  agreements.  Assets to be repurchased are the same, or  substantially  the same, as the assets  transferred and the  transferor,  through right of  substitution, maintains  the right and ability to redeem the  collateral  on short  notice.  The market  value of  securities  to be  repurchased  is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities  repurchase  agreements are used to generate net investment income.  These instruments are short-term in nature  (usually  30 days or less).  Securities  loaned  are  collateralized  principally  by U.S.  government  and  mortgage-backed securities.  Securities  sold under  repurchase  agreements  are  collateralized  principally  by cash.  The carrying  amounts of these instruments  approximate  fair value because of the  relatively  short period of time between the  origination of the  instruments  and their expected realization.

Separate account assets and liabilities
Separate  account assets and  liabilities  are reported at estimated fair value and represent  segregated  funds which are invested for certain policyholders and other customers. The assets consist of common stocks, fixed maturities,  real estate related securities,  and short-term  investments.  The assets of each account are legally  segregated  and are generally not subject to claims that arise out of any other business of the Company.  Investment  risks  associated  with market value changes are borne by the customers,  except to the extent of minimum  guarantees  made by the Company  with respect to certain  accounts.  The  investment  income and gains or losses for separate  accounts  generally  accrue to the  policyholders  and are not included in the  Consolidated  Statements  of  Operations  and
Comprehensive  Income.  Mortality,  policy administration and surrender charges on the accounts are included in "Policy charges and fee income".  Asset management fees charged to the accounts are included in "Asset management fees".

Separate  accounts  represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the  policyholders,  with the exception of the Pruco Life Modified  Guaranteed  Annuity  Account.  The Pruco Life Modified
Guaranteed  Annuity Account is a non-unitized  separate account,  which funds the Modified  Guaranteed  Annuity Contract and the Market
Value  Adjustment  Annuity  Contract.  Owners of the Pruco Life Modified  Guaranteed  Annuity and the Market Value  Adjustment  Annuity
Contracts do not  participate in the investment  gain or loss from assets  relating to such  accounts.  Such gain or loss is borne,  in total, by the Company.

Other assets and other liabilities
Other assets consist primarily of prepaid  expenses,  certain  restricted  assets,  and receivables  resulting from sales of securities that had not yet settled at the balance sheet date. Other  liabilities  consist primarily of accrued  expenses,  technical  overdrafts, demutualization  consideration  not yet paid to  policyholders,  and payables  resulting from purchases of securities  that had not yet been settled at the balance sheet date.

                                                       B-7

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
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2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies
Amounts  related to  contingencies  are  accrued if it is probable  that a  liability  has been  incurred  and an amount is  reasonably estimable.  Management  evaluates whether there are incremental legal or other costs directly  associated with the ultimate  resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition
Premiums from life insurance policies,  excluding  interest-sensitive  life contracts,  are generally recognized when due. Benefits are recorded as an expense when they are incurred.  For  traditional  life insurance  contracts,  a liability for future policy benefits is recorded using the net level premium  method.  For individual  annuities in payout  status,  a liability for future policy  benefits is recorded for the present value of expected future payments based on historical experience.

Certain  annuity  contracts  provide  the  holder a  guarantee  that the  benefit  received  upon  death will be no less than a minimum prescribed  amount that is based upon a combination  of net deposits to the  contract,  net deposits to the contract  accumulated  at a specified rate or the highest  historical account value on a contract  anniversary.  To the extent the guaranteed minimum death benefit exceeds the current  account value at the time of death,  the Company incurs a cost that is recorded as  "Policyholders'  benefits" for the period in which death occurs.

Amounts  received as payment for  interest-sensitive  life,  deferred  annuities and  guaranteed  investment  contracts are reported as deposits to  "Policyholders'  account  balances".  Revenues from these  contracts  reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders'  account balances for mortality charges,  policy administration charges and  surrender  charges.  Benefits  and expenses  for these  products  include  claims in excess of related  account  balances, expenses of contract administration, interest credited and amortization of DAC.

Premiums,  benefits and expenses are stated net of reinsurance  ceded to other companies.  Estimated  reinsurance  recoverables and the cost of reinsurance  are recognized  over the life of the reinsured  policies using  assumptions  consistent with those used to account for the underlying policies.

Foreign currency translation adjustments
Assets and  liabilities  of the Taiwan branch are  translated to U.S.  dollars at the exchange rate in effect at the end of the period.
Revenues,  benefits and other  expenses  are  translated  at the average  rate  prevailing  during the period.  Cumulative  translation adjustments  arising  from the use of  differing  exchange  rates from  period to period are  charged or  credited  directly  to "Other comprehensive  income  (loss)."  The  cumulative  effect of  changes in foreign  exchange  rates are  included  in  "Accumulated  other comprehensive income (loss)".

Asset management fees
Through  December  31,  2000,  and again  beginning  on  February  1, 2002,  the  Company  received  asset  management  fee income from policyholder  account  balances  invested in The  Prudential  Series Funds  ("PSF"),  which are a portfolio of mutual fund  investments related to the Company's  separate  account  products  (refer to Note 12). In addition,  the Company  receives  fees from  policyholder account  balances  invested in funds managed by companies  other than  Prudential  Insurance.  Asset  management fees are recognized as income as earned.

Derivative Financial Instruments
The Company  adopted SFAS No. 133,  "Accounting  for Derivative  Instruments  and Hedging  Activities" as amended,  on January 1, 2001.
Except as noted below, the adoption of this statement did not have a material impact on the results of operations of the Company.

Upon its  adoption of FAS 133,  the Company  reclassified  "held to  maturity"  securities  with a fair value of  approximately  $320.6 million to "available for sale" as permitted by the new standard.  This reclassification  resulted in unrealized gains of $2.5 million, net of tax, which were recorded in "Accumulated Other Comprehensive income (loss)."

Derivatives are financial  instruments whose values are derived from interest rates, foreign exchange rates,  financial indices, or the value of securities  or  commodities.  Derivative  financial  instruments  used by the Company  include  swaps and futures,  and may be exchange-traded or contracted in the over-the-counter  market.  Derivative positions are carried at estimated fair value,  generally by obtaining  quoted  market prices or through the use of pricing  models.  Values can be affected by changes in interest  rates,  foreign exchange rates,  credit spreads,  market volatility and liquidity.  Values can also be affected by changes in estimates and assumptions used in pricing models.

                                                      B-8

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
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2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivatives  are used to manage the  characteristics  of the Company's  asset/liability  mix, and to manage the interest rate and currency characteristics of invested assets.  Additionally,  derivatives are used to seek to reduce exposure to interest rates and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

The Company  designates  derivatives  as either (1) a hedge of the fair value of a  recognized  asset or liability  or  unrecognized  firm commitment  ("fair  value"  hedge),  (2) a hedge of a  forecasted  transaction  or the  variability  of cash flows to be  received or paid related to a recognized asset or liability  ("cash flow" hedge),  (3) a foreign  currency or cash flow hedge ("foreign  currency"  hedge),
(4) a hedge of a net investment in a foreign  operation,  or (5) a derivative  entered into as an economic hedge that does not qualify for hedge accounting. As of December 31, 2002, none of the Company's derivatives qualify for hedge accounting treatment.

If a  derivative  does not  qualify  for hedge  accounting,  it is  recorded  at fair  value in "Other  long-term  investments"  or "Other liabilities" in the Consolidated  Statements of Financial  Position.  Changes in fair value are included in "Realized  investment  losses, net" without considering changes in fair value of the hedged assets or liabilities.

Income Taxes
The Company and its  subsidiary  are members of the  consolidated  federal  income tax return of  Prudential  Financial  and file separate company state and local tax returns.  Pursuant to the tax  allocation  arrangement  with  Prudential  Financial,  total federal income tax expense is determined on a separate  company  basis.  Members with losses record tax benefits to the extent such losses are  recognized in the  consolidated  federal tax  provision.  Deferred  income  taxes are  generally  recognized,  based on enacted  rates,  when assets and liabilities  have  different  values for financial  statement and tax reporting  purposes.  A valuation  allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

New Accounting Pronouncements
In June 2001, the Financial  Accounting  Standards Board (the "FASB") issued SFAS No. 142,  "Goodwill and Other  Intangible  Assets." SFAS
No. 142 requires that an intangible  asset acquired either  individually or with a group of other assets shall initially be recognized and measured  based on fair value.  An  intangible  asset with a finite life is amortized  over its useful life to the  reporting  entity;  an intangible  asset with an  indefinite  useful life,  including  goodwill,  is not  amortized.  All  intangible  assets shall be tested for impairment in accordance with the statement.  As of December 31, 2002, the Company does not have any goodwill or intangible assets.

In July 2002, the FASB issued SFAS No. 146,  "Accounting  for Costs  Associated with Exit or Disposal  Activities."  SFAS No. 146 requires that a liability for costs  associated  with an exit or disposal  activity be recognized and measured  initially at fair value only when a liability  is  incurred.  Prior  to the  adoption  of SFAS No.  146,  such  amounts  were  recorded  upon the  Company's  commitment  to a restructuring  plan. SFAS No. 146 is effective for exit or disposal  activities  that are initiated after December 31, 2002.  Accordingly, the Company will adopt this statement for applicable transactions occurring on or after January 1, 2003.

In November 2002, the FASB issued  Interpretation  ("FIN") No. 45,  "Guarantor's  Accounting and Disclosure  Requirements  for Guarantees,
Including  Indirect  Guarantees of Indebtedness of Others." FIN No. 45 expands existing  accounting  guidance and disclosure  requirements for certain  guarantees and requires the recognition of a liability for the fair value of certain types of guarantees  upon issuance.  FIN
No. 45 is  applicable to  guarantees  issued or modified  after  December 31, 2002.  The January 1, 2003 adoption of the  Interpretation's guidance did not have a material  effect on the  Company's  financial  position.  The Company did not have any  guarantees  to disclose in accordance with the disclosure requirements of the Interpretation.

In January 2003, the FASB issued FIN No. 46,  "Consolidation  of Variable  Interest  Entities." FIN No. 46 addresses whether certain types of entities,  referred to as variable interest entities ("VIEs"),  should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential  characteristics of a controlling  financial  interest  (including the ability to control the entity,  the obligation to absorb the entity's  expected  losses or the right to receive the entity's  expected residual  returns);  or (2) lacks sufficient  equity to finance its own activities  without  financial  support provided by other parties, which in turn would be  expected  to absorb at least some of the  expected  losses of the VIE. An entity  should  consolidate  a VIE if it stands to absorb a majority of the VIE's expected losses or residual  returns.  The Company adopted the  Interpretation  for relationships with VIEs that began on or after  February 1, 2003.  For VIEs with which an entity  became  involved  in prior to  February  1, 2003,  the consolidation  guidance is required to be implemented by July 1, 2003.  Accordingly,  the Company is in the process of determining whether it will need to consolidate previously unconsolidated VIEs or to deconsolidate previously consolidated VIEs.

Reclassifications
Certain amounts in the prior years have been reclassified to conform to the current year presentation.

                                                   B-9

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
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3.  INVESTMENTS

Fixed Maturities and Equity Securities:
The following tables provide additional information relating to fixed maturities and equity securities as of December 31:

                                                                              2002
                                                 ---------------------------------------------------------------
                                                 -------------   --------------   --------------  --------------
                                                                    Gross            Gross
                                                 Amortized       unrealized       unrealized       Estimated
                                                    cost            gains           losses        fair value
                                                 -------------   --------------   --------------  --------------
                                                                      (in thousands)
Fixed maturities available for sale
Bonds:
    U.S. Treasury securities and obligations
of U.S. government corporations and agencies      $ 600,128         $ 11,898           $    1       $ 612,025

    States, municipalities and political
subdivisions                                            257                8                -             265

    Foreign government bonds                         45,981            4,707               44          50,644

    Mortgage-backed securities                      120,425            3,242               14         123,653

    Public utilities                                508,456           28,955            5,826         531,585

    All other corporate bonds                     3,643,436          204,542           11,022       3,836,956

Redeemable preferred stock                            3,008              275              305           2,978

                                                 -------------   --------------   --------------   --------------
Total fixed maturities available for sale        $4,921,692        $ 253,627         $ 17,212      $ 5,158,106
                                                 =============   ==============   ==============   ==============

Equity securities available for sale                $   100          $   101           $    2         $   199
                                                ==============   ==============   ==============  ==============

                                                                              2001
                                                 ---------------------------------------------------------------
                                                 -------------   --------------   --------------  --------------
                                                                    Gross            Gross
                                                 Amortized       unrealized       unrealized       Estimated
                                                    cost            gains           losses        fair value
                                                 -------------   --------------   --------------  --------------
                                                                         (in thousands)
Fixed maturities available for sale
Bonds:
    U.S. Treasury securities and obligations
of U.S. government corporations and agencies      $ 303,350         $  2,015         $  2,158       $ 303,207

    States, municipalities and political
subdivisions                                            255                -               11             244

    Foreign government bonds                         27,332            2,130                8          29,454

    Mortgage-backed securities                       10,148              160               61          10,247

    Public utilities                                614,762           21,357            5,666         630,453

    All other corporate bonds                     2,971,740           94,215           23,235       3,042,720

Redeemable preferred stock                            7,885              738               55           8,568

                                                 -------------   --------------   --------------   --------------
Total fixed maturities available for sale        $3,935,472        $ 120,615         $ 31,194      $ 4,024,893
                                                 =============   ==============   ==============   ==============

Equity securities available for sale                $   173          $   220           $   18         $   375
                                                ==============   ==============   ==============  ==============

                                                        B-10

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
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3.  INVESTMENTS (continued)

The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2002 is shown below:
                                                   Available for sale
                                               --------------------------------------
                                                 Amortized          Estimated fair
                                                    cost                 value
                                               ---------------    -------------------
                                                          (in thousands)

        Due in one year or less                   $ 600,515             $  609,204

        Due after one year through five years     2,536,189              2,654,137

        Due after five years through ten years    1,337,353              1,423,935

        Due after ten years                         327,209                347,177

        Mortgage-backed securities                  120,425                123,653
                                               ---------------   --------------------
        Total                                    $4,921,691            $ 5,158,106
                                               ===============   ====================

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities  available for sale during 2002,  2001, and 2000, were $1,607.1  million  $2,380.4  million, and $2,103.6  million,  respectively.  Proceeds from the maturity of fixed  maturities  available for sale during 2002, 2001, and 2000, were $227.0  million,  $273.4  million,  and $170.2  million,  respectively.  Gross gains of $20.0 million,  $40.3  million,  and $15.3 million,  and gross losses of $48.2  million,  $47.7  million,  and $33.9 million were realized on those sales during 2002,  2001,  and
2000, respectively.

Writedowns for impairments  which were deemed to be other than temporary for fixed  maturities were $27.8 million,  $53.5 million,  and
$12.3 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2000,  certain  securities  classified as held to maturity were  transferred to the available for sale portfolio.  These actions were  taken as a  result  of a  significant  deterioration  in  credit  worthiness.  The  aggregate  amortized  cost of the  securities transferred was $6.6 million.  Gross unrealized  investment  losses of $0.3 million were recorded in "Accumulated  Other  Comprehensive income  (loss)" at the time of  transfer.  Prior to  transfer,  impairments  related to these  securities,  if any,  were  included  in
"realized  investment  losses,  net". During the year ended December 31, 2000, there were no securities  classified as held to maturity that were sold.

Commercial Loans on Real Estate
The Company's commercial loans on real estate were collateralized by the following property types at December 31:

                                                      2002                            2001
                                             --------------------------      -------------------------
                                                                  (in thousands)

         Retail stores                             $3,556      51.0%             $  4,623     56.4%

         Industrial buildings                       3,410      49.0%                3,567     43.6%
                                             --------------------------      -------------------------
               Net carrying value                  $6,966     100.0%             $  8,190    100.0%
                                             ==========================      =========================

The  concentration  of commercial loans is in the states of New Jersey (49%),  Washington  (43%), and North Dakota (8%). As of December
31, 2002 and 2001, there were no non-performing loans and no allowance for losses.

                                                   B-11

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

Other Long-Term Investments
The Company's  "Other  long-term  investments" of $83.9 million and $84.3 million as of December 31, 2002 and 2001,  respectively,  are comprised of joint ventures and limited  partnerships,  the Company's  investment in the separate accounts and certain  derivatives for other than  trading.  Joint  ventures and limited  partnerships  totaled $36.5 million and $35.8 million at December 31, 2002 and 2001, respectively.  The Company's  share of net income from the joint  ventures was $1.4 million,  $1.6  million,  and $.9 million,  for the years ended December 31, 2002, 2001 and 2000,  respectively,  and is reported in "Net investment  income." The Company's  investment in the separate accounts was $45.4 million and $44.0 million at December 31, 2002 and 2001, respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                              2002                2001              2000
                                                          ----------------   -----------------  ----------------
                                                                            (in thousands)

  Fixed maturities - available for sale                      $  275,843       $    279,477       $    237,042
  Fixed maturities - held to maturity                                 -                  -             26,283
  Equity securities - available for sale                            266                 71                 18
  Commercial loans on real estate                                   791                905              1,010
  Policy loans                                                   49,436             48,149             45,792
  Short-term investments and cash equivalents                    13,540             24,253             29,582
  Other                                                           7,071              6,021             16,539
                                                          ----------------   -----------------  ----------------
  Gross investment income                                       346,947            358,876            356,266
       Less:  investment expenses                               (12,461)           (15,238)           (18,347)
                                                          ----------------   -----------------  ----------------
  Net investment income                                      $  334,486      $     343,638       $    337,919
                                                          ================   =================  ================

Realized investment losses, net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:

                                                              2002                2001               2000
                                                          ----------------   -----------------  -----------------
                                                                             (in thousands)

  Fixed maturities                                        $                   $     (60,924)     $     (34,812)
                                                                 (56,039)
  Equity securities - available for sale                             (78)               (56)               271
  Derivatives                                                    (11,746)            (1,396)            15,039
  Other                                                             (174)             1,900             (1,177)
                                                          ----------------   -----------------  -----------------

  Realized investment losses, net                         $      (68,037)     $     (60,476)     $     (20,679)
                                                          ================   =================  =================

            Net Unrealized Investment Gains (Losses)

Net unrealized  investment  gains (losses) on securities  available for sale are included in the  Consolidated  Statements of Financial
Position as a component  of  "Accumulated  other  comprehensive  income  (loss)."  Changes in these  amounts  include  reclassification adjustments  to exclude from "Other  Comprehensive  income  (loss)," those items that are included as part of "Net income" for a period that also had been part of "Other  Comprehensive  income (loss)" in earlier  periods.  The amounts for the years ended December 31, net of tax, are as follows:

                                                      B-12

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

3.         INVESTMENTS (continued)

                                                                                                            Accumulated
                                                                                                               other
                                                                                                           comprehensive
                                                                                                           income (loss)
                                                                Deferred                      Deferred    related to net
                                            Unrealized           policy     Policyholders'   income tax     unrealized
                                          gains (losses)      acquisition       account      (liability)    investment
                                          on investments         costs         balances        benefit    gains (losses)
                                          ------------------ -------------------------------------------------------------
                                          ------------------ -------------------------------------------------------------
                                                                            (in thousands)
Balance, January 1, 2000                      $   (84,401)    $    40,292     $   (3,032)    $   18,777    $   (28,364)
Net investment gains on investments
arising during the period                          56,707               -              -       (21,539)         35,168
Reclassification adjustment for losses
included in net income                             34,329               -              -       (13,039)         21,290
Impact of net unrealized investment
gains(losses) on deferred policy                        -         (39,382)             -        14,177         (25,205)
acquisition costs
Impact of net unrealized investment
gains(losses) on policyholders' account                 -               -          2,877        (1,036)          1,841
balances
                                          ------------------ --------------- ----------------------------- ----------------

Balance, December 31, 2000                          6,635             910           (155)       (2,660)          4,730
Net investment gains on investments
arising during the period                          22,007               -              -        (7,922)         14,085
Reclassification adjustment for losses
included in net income                             60,980               -              -       (21,953)         39,027
Impact of net unrealized investment
gains(losses) on deferred policy                        -         (41,223)             -        14,840         (26,383)
acquisition costs
Impact of net unrealized investment
gains(losses) on policyholders' account                 -               -          5,092        (1,833)          3,259
balances
                                          ------------------ -------------------------------------------------------------
                                          ------------------ -------------------------------------------------------------
Balance, December 31, 2001                         89,622         (40,313)         4,937       (19,528)         34,718
Net investment gains on investments
arising during the period                          90,774               -              -       (32,679)         58,095
Reclassification adjustment for losses
included in net income                             56,117               -              -       (20,202)         35,915
Impact of net unrealized investment
gains(losses) on deferred policy
acquisition costs                                       -         (67,053)             -        24,139         (42,914)
Impact of net unrealized investment
gains(losses) on policyholders' account
balances                                                -               -          9,281        (3,341)          5,940
                                          ------------------ -------------------------------------------------------------
Balance, December 31, 2002                     $  236,513     $  (107,366)     $  14,218    $  (51,611)      $  91,754
                                          ================== =============================================================

                                                         B-13

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The table below presents unrealized gains (losses) on investments by asset class at December 31,

                                                       2002                 2001                 2000
                                                  ----------------    ------------------   ------------------
                                                  ----------------    ------------------   ------------------
                                                                      (in thousands)
    Fixed maturities                                    $ 236,414             $  89,420             $  9,277
    Equity securities                                          99                   202              (2,642)
                                                  ----------------    ------------------   ------------------
                                                  ----------------    ------------------   ------------------
    Unrealized gains/losses on investments              $ 236,513             $  89,622             $  6,635
                                                  ================    ==================   ==================

Securities Pledged, Restricted Assets and Special Deposits
The Company pledges investment  securities it owns to unaffiliated parties through certain  transactions  including securities lending, securities  sold under  agreements to  repurchase,  and futures  contracts.  At December 31, 2002 and 2001, the carrying value of fixed maturities  available for sale pledged to third parties as reported in the  Consolidated  Statements of Financial  Position were $613.6 million and  $265.2 million, respectively.

Fixed  maturities  of $2.9  million at December  31, 2002 and 2001,  respectively,  were on deposit with  governmental  authorities  or trustees as required by certain insurance laws.  Equity  securities  restricted as to sale were $.1 million and $.2 million at December
31, 2002 and 2001, respectively.

4.  DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

                                                               2002             2001              2000
                                                        -----------------------------------------------------
                                                        -----------------------------------------------------
                                                                           (in thousands)
Balance, beginning of year                                  $  1,159,830     $  1,132,653   $     1,062,785
Capitalization of commissions, sales and issue expenses          328,658          295,823           242,322
Amortization                                                    (268,438)        (156,092)         (129,049)
Change in unrealized investment (gains) losses                   (67,053)         (41,223)          (39,382)
Foreign currency translation                                           -            1,773            (4,023)
Transfer of Taiwan branch balance to an affiliated                                                        -
company                                                                -          (73,104)                -
                                                        -----------------------------------------------------
                                                        -----------------------------------------------------
Balance, end of year                                        $  1,152,997     $  1,159,830   $     1,132,653
                                                        =====================================================

5.  POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31, are as follows:

                                                          2002                 2001
                                                   -------------------   ------------------
                                                               (in thousands)
         Life insurance - domestic                        $ 578,211             $500,974
         Life insurance - Taiwan                            311,300              260,632
         Individual annuities                                31,830               32,423
         Group annuities                                     13,205               14,201
                                                   -------------------   ------------------
         Total future policy benefits                     $ 934,546             $808,230
                                                   ===================   ==================

Life insurance  liabilities  include reserves for death benefits and other policy benefits.  Annuity  liabilities  include reserves for annuities that are in payout status.

Future policy benefits for domestic and Taiwan  traditional life insurance are based on the net level premium method,  calculated using the guaranteed  mortality and nonforfeiture  rates which range from 2.50% to 8.75% for domestic insurance and 6.25% to 7.50% for Taiwan reserves. Less than 1% of the reserves are based on interest rates in excess of 8%.

                                                  B-14

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

5.  POLICYHOLDERS' LIABILITIES (continued)

Future policy  benefits for  individual  and group  annuities  are equal to the  aggregate of 1) the present  value of expected  future payments on the basis of actuarial  assumptions  established at issue, and 2) premium deficiency reserves.  Assumptions as to mortality are based on the Company's  experience when the basis of the reserve is established.  The interest rates used in the  determination  of the individual  annuities  reserves range from 6.25% to 11.00%,  with less than 14% of the reserves based on an interest rate in excess of 8%. The interest rate used in the determination of group annuities reserves is 14.75%.

Policyholders' account balances at December 31, are as follows:

                                                          2002                     2001
                                                   -------------------      -------------------
                                                                 (in thousands)

         Interest-sensitive life contracts               $2,102,179             $  1,976,710
         Individual annuities                             1,593,703                  976,237
         Guaranteed investment contracts                  1,159,879                  994,743
                                                   -------------------      -------------------
         Total policyholders' account                    $4,855,761             $  3,947,690
         balances
                                                   ===================      ===================

Policyholders'  account balances for  interest-sensitive  life, individual annuities,  and guaranteed investment contracts represent an accumulation of account deposits plus credited  interest less withdrawals,  expenses and mortality  charges.  Interest  crediting rates range from 4.00% to 6.75% for  interest-sensitive  life contracts.  Interest crediting rates for individual  annuities range from 3.00%
to 16.00%,  with less than 1% of  policyholders'  account  balances with interest  crediting rates in excess of 8%. Interest  crediting rates for  guaranteed  investment  contracts  range from 3.50% to 8.03%,  with less than 1% of  policyholders'  account  balances  with interest crediting rates in excess of 8%.

6.  REINSURANCE

The Company participates in reinsurance,  with Prudential  Insurance and an affiliate and other companies,  in order to provide greater diversification  of business,  provide  additional  capacity for future  growth and limit the maximum net loss  potential  arising from large risks.  Life reinsurance is accomplished  through various plans of reinsurance,  primarily yearly renewable term and coinsurance.
Reinsurance  ceded  arrangements  do not discharge the Company as the primary  insurer.  Ceded balances would  represent a liability of the  Company in the event the  reinsurers  were unable to meet their  obligations  to the  Company  under the terms of the  reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

Reinsurance premiums,  commissions,  expense  reimbursements,  benefits and reserves related to reinsured  long-duration  contracts are accounted for over the life of the underlying  reinsured  contracts  using  assumptions  consistent  with those used to account for the underlying  contracts.  Amounts  recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.  The affiliated  reinsurance  agreements,  including the Company's  reinsurance of all its Taiwanese business as of February 1, 2001, are described further in Note 12.

During 2002, a new product,  referred to as Magnastar was introduced.  The Magnastar product is a proprietary  variable  universal life product  developed  by the M Life  Insurance  Company.  The Company has entered  into  modified  coinsurance  and yearly  renewal  term reinsurance agreements related to this product. Premiums ceded for the Magnastar product for 2002 were approximately $88 million.

                                                    B-15

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

6.  REINSURANCE  (Continued)

Reinsurance  amounts included in the  Consolidated  Statements of Operations and  Comprehensive  Income for the year ended December 31, are as follows:

                                                            2002              2001               2000
                                                      ------------------ ---------------    ----------------
                                                                          (in thousands)
       Direct  premiums  and  policy  charges  and fee         $862,723        $686,887            $609,630
       income
            Reinsurance assumed                                       -             162               1,671
            Reinsurance ceded                                  (203,982)       (105,996)            (14,519)
                                                       ----------------- ---------------    ----------------
       Premiums and policy charges and fee income              $658,741        $581,053            $596,782

       Policyholders' benefits ceded                            $70,327         $23,733             $ 5,472

Reinsurance ceded for  interest-sensitive  life products is accounted for as a reduction of policy charges and fee income.  Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables, included in the Company's Consolidated Statements of Financial Position at December 31, were as follows:

                                                              2002                 2001
                                                       -------------------   -----------------
                                                                    (in thousands)

         Domestic life insurance -                             $ 37,529            $ 11,014
         affiliated
         Domestic life insurance -                               31,137              14,850
         unaffiliated
         Other reinsurance - affiliated                          13,205              14,201

         Taiwan life insurance-affiliated                       311,300             260,632
                                                       -------------------   -----------------
                                                               $393,171           $ 300,697
                                                       ===================   =================

The gross and net amounts of life insurance in force at December 31, were as follows:

                                                        2002                 2001                  2000
                                                  -----------------     ----------------      ----------------
                                                  -----------------     ----------------      ----------------
                                                                        (in thousands)

         Life insurance face amount in force       $ 118,381,408        $ 84,317,628           $ 66,327,999
         Ceded to other companies                    (49,113,635)        (25,166,264)            (7,544,363)
                                                  -----------------     ----------------      ----------------
         Net amount of life insurance in force     $  69,267,773        $ 59,151,364           $ 58,783,636
                                                  =================     ================      ================

                                                        B-16

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

7.  INCOME TAXES

The components of income tax (benefit) expense for the years ended December 31, are as follows:

                                                             2002                2001               2000
                                                         ----------------   -----------------  -----------------
                                                                           (in thousands)
     Current tax (benefit) expense:
        U.S.                                                $ (65,004)         $ (100,946)           $  8,588
        State and local                                           309               1,866                  38
        Foreign                                                    39                 124                  35
                                                         ----------------   -----------------  -----------------
        Total                                                 (64,656)            (98,956)              8,661
                                                         ----------------   -----------------  -----------------

     Deferred tax expense (benefit):
        U.S.                                                   15,709              76,155              43,567
        State and local                                        (3,556)             (2,454)              2,204
                                                         ----------------   -----------------  -----------------
        Total                                                  12,153              73,701              45,771
                                                         ----------------   -----------------  -----------------

      Total income tax (benefit) expense                    $ (52,503)          $ (25,255)           $ 54,432
                                                         ================   =================  =================

The income tax expense for the years ended  December 31, differs from the amount  computed by applying the expected  federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                                             2002                2001               2000
                                                         ----------------   -----------------  -----------------
                                                                           (in thousands)

     Expected federal income tax (benefit) expense         $   (13,652)       $    14,814         $    55,275
         State and local income taxes                           (2,111)              (382)              1,457
         Non taxable investment income                         (41,745)           (38,693)             (6,443)
         Incorporation of Taiwan branch                          7,545             (1,774)                  -
         Other                                                  (2,540)               780               4,143
                                                         ----------------   -----------------  -----------------
         Total income tax (benefit) expense                $   (52,503)       $   (25,255)        $    54,432
                                                         ================   =================  =================

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                             2002                    2001
                                                         ----------------       -----------------
                                                                    (in thousands)
              Deferred tax assets
                   Insurance reserves                         $ 24,976               $  43,317
                   Tax loss carry forwards                      23,706                   5,642
                   Other                                         3,871                   9,309
                                                         ----------------       -----------------
                   Deferred tax assets                          52,553                  58,268
                                                         ----------------       -----------------

              Deferred tax liabilities
                   Deferred acquisition costs                  312,150                 324,082
                   Net unrealized gains on securities           85,145                  32,264
                   Investments                                  18,299                  20,644
                                                         ----------------       -----------------
                   Deferred tax liabilities                    415,594                 376,990
                                                         ----------------       -----------------

              Net deferred tax liability                     $ 363,041              $  318,722
                                                         ================       =================

                                                        B-17

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

7.  INCOME TAXES (continued)

Management  believes that based on its historical  pattern of taxable income,  the Company and its subsidiary  will produce  sufficient income in the future to realize its deferred tax assets.  Adjustments  to the valuation  allowance will be made if there is a change in management's  assessment  of the amount of the deferred tax asset that is  realizable.  At December 31, 2002 and 2001,  the Company and its subsidiary had federal capital loss  carryforwards  for tax purposes of $40 million and $0 million,  respectively,  which expire by
2007. At December 31, 2002 the Company had state operating loss  carryforwards  of $592 million and capital loss  carryforwards  of $40 million,  which expire by 2017 and 2007,  respectively.  At December 31, 2001, the Company had state  operating loss  carryforwards  of
$369 million, which expire by 2016.

The Internal  Revenue Service (the "Service") has completed all  examinations  of the  consolidated  federal income tax returns through
1992 as well as 1996.  The  Service has  examined  the years 1993  through  1995 and the  Company is in the  process of  finalizing  an agreement  with the Service with respect to proposed  adjustments  for those tax years.  The Service has begun its  examination of 1997 through 2001.  Management believes sufficient provisions have been made for potential adjustments.

8.  STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial  statements in accordance with accounting  practices  prescribed or permitted by the Arizona Department of Insurance.  Statutory  accounting  practices  primarily differ from GAAP by charging policy acquisition costs to expense as incurred,  establishing future policy benefit liabilities using different actuarial  assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) of the Company  amounted to $(238.8)  million,  $71.5  million,  and $(50.5)  million,  for the years ended
December 31, 2002,  2001, and 2000,  respectively.  Statutory  surplus of the Company  amounted to $471.0 million and $728.7 million at
December 31, 2002 and 2001, respectively.

In March 1998, the NAIC adopted the  Codification of Statutory  Accounting  Principles  guidance  ("Codification"),  which replaced the current  Accounting  Practices and  Procedures  manual as the NAIC's  primary  guidance on statutory  accounting as of January 1, 2001.
Codification  provided  guidance for areas where  statutory  accounting  had been silent and changed  current  statutory  accounting in certain areas.  The Company adopted the  Codification  guidance  effective  January 1, 2001. As a result of these changes,  the Company reported an increase to statutory surplus of $81 million, primarily relating to the recognition of deferred tax assets.

The Company is subject to Arizona law which  limits the amount of dividends  that  insurance  companies  can pay to  stockholders.  The maximum  dividend  which may be paid in any  twelve-month  period without  notification  or approval is limited to the lesser of 10% of statutory  surplus as of December 31 of the  preceding  year or the net gain from  operations  of the  preceding  calendar  year.  Cash dividends  may only be paid out of surplus  derived from  realized net profits.  Based on these  limitations,  the Company would not be permitted a dividend distribution without prior approval in 2003.

During 2001, the Company  received  approval from the Arizona  Department of Insurance to pay an  extraordinary  dividend to Prudential
Insurance of $108 million.

                                                   B-18

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The  estimated  fair values  presented  below have been  determined  using  available  market  information  and by  applying  valuation methodologies.  Considerable  judgment is applied in  interpreting  data to develop the estimates of fair value.  Estimated fair values may not be realized in a current market exchange.  The use of different market assumptions and/or estimation  methodologies  could have a material  effect on the estimated fair values.  The following  methods and  assumptions  were used in calculating  the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities and Equity securities
Estimated fair values for fixed maturities and equity securities,  other than private placement securities,  are based on quoted market prices or estimates from independent pricing services.  Generally,  fair values for private placement  securities are estimated using a discounted cash flow model which  considers the current market spreads  between the U.S.  Treasury yield curve and corporate bond yield curve,  adjusted for the type of issue, its current credit quality and its remaining  average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Commercial loans on real estate
The  estimated  fair value of the  portfolio  of  commercial  loans on real estate is  primarily  based upon the  present  value of the expected  future cash flows  discounted at the  appropriate  U.S.  Treasury rate,  adjusted for the current market spread for a similar quality loan.

Policy loans
The estimated fair value of policy loans is calculated  using a discounted  cash flow model based upon current U.S.  Treasury rates and historical loan repayment patterns.

Investment contracts
For guaranteed  investment  contracts and other similar contracts without life  contingencies,  estimated fair values are derived using discounted  projected cash flows,  based on interest rates being offered for similar  contracts with  maturities  consistent with those remaining for the contracts being valued.  For individual  deferred  annuities and other deposit  liabilities,  fair value approximates carrying value.

Derivative financial instruments
Refer to Note 11 for the disclosure of fair values on these instruments.

The following table discloses the carrying  amounts and estimated fair values of the Company's  financial  instruments at December
31:

                                                          2002                                  2001
                                            ----------------------------------    -------------------------------
                                             Carrying          Estimated            Carrying       Estimated
                                               value           fair value            value         fair value
                                            ---------------  -----------------    --------------- ---------------
                                                                      (in thousands)
Financial assets:
   Fixed maturities available for sale       $ 5,158,106        $ 5,158,106        $ 4,024,893     $ 4,024,893
   Equity securities                                 199                199                375             375
   Commercial loans on real estate                 6,966              8,894              8,190          10,272
   Policy loans                                  879,506          1,031,169            874,065         934,203
   Short-term investments                        214,342            214,342            215,610         215,610
   Cash and cash equivalents                     436,182            436,182            374,185         374,185
   Separate account assets                    12,696,758         12,696,758         14,920,584      14,920,584

Financial liabilities:
   Investment contracts                        2,830,511          2,906,692          2,003,265       2,053,259
   Cash collateral for loaned securities         225,518            225,518            190,022         190,022
   Securities sold under repurchase              400,507            400,507             80,715          80,715
agreements
   Separate account liabilities               12,696,758         12,696,758         14,920,584      14,920,584

                                                     B-19

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

10.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Types of Derivative Instruments

Interest Rate Swaps
Interest rate swaps are used by the Company to manage interest rate exposures  arising from  mismatches  between assets and liabilities
(including  duration  mismatches).  Under  interest  rate  swaps,  the Company  agrees with other  parties to  exchange,  at  specified intervals,  the  difference  between  fixed rate and floating  rate  interest  amounts  calculated  by reference to an agreed  notional principal  amount.  Generally,  no cash is exchanged at the outset of the contract and no principal  payments are made by either party.
Cash is paid or received  based on the terms of the swap.  These  transactions  are entered  into  pursuant to master  agreements  that provide for a single net payment to be made by one counterparty at each due date.

Futures
Exchange-traded  treasury  futures  are used by the  Company to reduce  market  risks  from  changes in  interest  rates and,  to alter mismatches  between the duration of assets in a portfolio and the duration of  liabilities  supported by those  assets.  As an example, the Company  agrees to purchase or sell a specified  number of contracts,  the value of which are determined by the value of designated classes of securities,  and to post  variation  margin on a daily basis in an amount equal to the difference in the daily market values of those contracts.  The Company enters into exchange-traded  futures with regulated futures commissions merchants who are members of a trading exchange.

Treasury futures are used to hedge duration  mismatches between assets and liabilities by replicating  Treasury  performance.  Treasury futures move  substantially  in value as interest rates change and can be used to either modify or hedge  existing  interest rate risk.
This strategy  protects against the risk that cash flow requirements may necessitate  liquidation of investments at unfavorable  prices resulting  from  increases in interest  rates.  This strategy can be a more cost  effective way of  temporarily  reducing the Company's exposure to a market decline that selling fixed income  securities  and purchasing a similar  portfolio when such a decline is believed to be over.

Currency Swaps
Under currency swaps, the Company agrees with other parties to exchange,  at specified  intervals,  the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal  amount.  Generally,  the principal amount of each currency is exchanged at the beginning and  termination of the currency swap by each party.  These  transactions  are entered into pursuant to master  agreements  that  provide for a single net payment to be made by one  counterparty  for  payments  made in the same currency at each due date.

The table below  summarizes the Company's  outstanding  positions by derivative  instrument types as of December 31, 2002 and 2001. All of the derivatives are carried on the Consolidated Statements of Financial Position at estimated fair value.

                                                       Derivatives
                                            2002                         2001
                               -------------- -------------    ----------- ------------
                               -------------- -------------    ----------- ------------
                                               Estimated                    Estimated
                                 Notional      fair value       Notional   fair value
                               -------------- -------------    ----------- ------------
                                                    (in thousands)
    Non-Hedge Accounting

    Swap instruments:
    Interest rate                 $14,405        $  414          $ 9,470      $  638
    Currency                       21,244         1,571           24,785       3,858

    Future contracts:
    US Treasury futures            12,400          (407)         141,300         632

                                                   B-20

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

10.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continuted)

Credit Risk
The  Company  is  exposed  to  credit-related  losses  in the  event  of  nonperformance  by  counterparties  to  derivative  financial instruments.  Generally,  the  current  credit  exposure  of the  Company's  derivative  contracts  is limited to the fair value at the reporting date. The credit  exposure of the Company's  swaps  transactions is represented by the fair value (market value) of contracts with a positive fair value  (market  value) at the reporting  date.  Because  exchange-traded  futures are effected  through  regulated exchanges,  and positions are marked to market on a daily basis, the Company has little exposure to credit-related  losses in the event of nonperformance by counterparties to such financial  instruments.  The credit exposure of exchange-traded  instruments is represented by the negative  change,  if any, in the fair value (market  value) of contracts  from the fair value  (market  value) at the reporting date.

The Company  manages  credit risk by entering  into  transactions  with  creditworthy  counterparties  and obtaining  collateral  where appropriate  and customary.  In addition,  the Company enters into  over-the-counter  swaps pursuant to master  agreements that provide for a single  net  payment to be made by one  counterparty  to another at each due date and upon  termination.  Likewise,  the  Company effects exchange-traded futures and options through regulated exchanges and these positions are marked to market on a daily basis.

11. CONTINGENCIES AND LITIGATION

Contingencies
On an ongoing basis,  our internal  supervisory  and control  functions  review the quality of our sales,  marketing and other customer interface  procedures and practices and may recommend  modifications  or enhancements.  In certain cases, if appropriate,  we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible  that the results of  operations  or the cash flow of the Company in a particular  quarterly  or annual  period could be materially  affected as a result of payments in connection  with the matters  discussed above  depending,  in part, upon the results of operations or cash flow for such period.  Management  believes,  however,  that the ultimate  payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation
The  Company  and  Prudential  Insurance  are  subject to legal and  regulatory  actions in the  ordinary  course of their  businesses, including  class  actions.  Pending  legal and  regulatory  actions  include  proceedings  relating  to aspects of the  businesses  and operations  that are specific to the Company and  Prudential  Insurance and that are typical of the businesses in which the Company and
Prudential  Insurance  operate.  Class action and individual  lawsuits  involve a variety of issues and/or  allegations,  which include sales practices,  underwriting  practices,  claims payment and procedures,  premium  charges,  policy servicing and breach of fiduciary duties to customers.  We are also subject to litigation  arising out of our general  business  activities,  such as our investments and third party contracts.  In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts,  including punitive or exemplary damages.

The Company and  Prudential  Insurance  have been subject to  substantial  regulatory  actions and civil  litigation,  including  class actions,  involving  individual  life  insurance  sales  practices  from 1982 through  1995.  As of January 31,  2003,  the Company and
Prudential  Insurance have resolved those  regulatory  actions,  its sales practices  class action  litigation and virtually all of the individual sales practices  actions filed by policyholders  who "opted out" of the sales practices class action.  Prudential  Insurance has indemnified  the Company for any liabilities  incurred in connection with sales  practices  litigation  covering  policyholders  of individual permanent life insurance policies issued in the United States from 1982 to 1995.

The Company's  litigation is subject to many  uncertainties,  and given the complexity and scope, the outcomes cannot be predicted.  It is possible  that the results of  operations  or the cash flow of the  Company in a  particular  quarterly  or annual  period  could be materially  affected by an  ultimate  unfavorable  resolution  of pending  litigation  and  regulatory  matters.  Management  believes, however,  that the ultimate outcome of all pending  litigation and regulatory  matters should not have a material adverse effect on the
Company's financial position.

                                                  B-21

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

12.  RELATED PARTY TRANSACTIONS

The Company has extensive  transactions  and  relationships  with Prudential  Insurance and other  affiliates.  It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the  Company's  expenses  are  allocations  or charges from  Prudential  Insurance or other  affiliates.  These  expenses can be grouped into the following categories: general and administrative expenses, agency distribution expenses and asset management fees.

The  Company's  general and  administrative  expenses  are  charged to the Company  using  allocation  methodologies  based on business processes.  Management  believes that the  methodology is reasonable  and reflects  costs  incurred by Prudential  Insurance to process transactions  on behalf of the Company.  The Company  operates  under  service and lease  agreements  whereby  services of officers and employees  (except for those  agents  employed  directly by the Company in Taiwan),  supplies,  use of  equipment  and office space are provided by Prudential  Insurance.  The Company is allocated  estimated  distribution  expenses from Prudential's  agency  distribution network for both its domestic life and annuity  products.  The Company has capitalized the majority of these  distribution  expenses as deferred  policy  acquisition  costs.  Beginning April 1, 2000, the Company and Prudential  Insurance  agreed to revise the estimate of allocated distribution expenses to reflect a market based pricing arrangement.

In accordance  with a profit sharing  agreement  with  Prudential  Insurance that was in effect through  December 31, 2000, the Company received fee income from policyholder  account balances  invested in the Prudential Series Funds ("PSF").  These revenues were recorded as "Asset  management fees" in the Consolidated  Statements of Operations and  Comprehensive  Income.  The Company was charged an asset management  fee by  Prudential  Global  Asset  Management  ("PGAM")  and  Jennison  Associates  LLC  ("Jennison")  for managing the PSF portfolio.  These fees are a component of "general, administrative and other expenses."

On September 29, 2000,  the Board of Directors for the  Prudential  Series Fund,  Inc.  ("PSFI")  adopted  resolutions to terminate the existing management  agreement between PSFI and Prudential  Insurance,  and appointed another subsidiary of Prudential Financial as the fund manager for the PSF. The change was approved by the  shareholders of PSF during early 2001 and became  effective  January 1, 2001.
From January 1, 2001 through January 31, 2002 the Company did not receive fees  associated  with the PSF. In addition,  the Company did not incur the asset management expense from PGAM and Jennison associated with the PSF, during that period.

In accordance with a revenue sharing  agreement with Prudential  Investments LLC, which began on February 1, 2002, the Company receives fee income from  policyholder  account  balances  invested in the PSF.  These revenues are recorded as "Asset  management  fees" in the
Consolidated Statements of Operations and Comprehensive Income. There are no asset management expenses charged under the agreement.

Corporate Owned Life Insurance
The Company has sold four Corporate Owned Life Insurance  ("COLI")  policies to Prudential  Insurance.  The fourth policy was issued in
December  2002 and has a cash  surrender  value of $180.8  million at December 31, 2002.  Income  earned for the year on this policy is
$7.1 million  consisting  of $12.0  million in policy fees offset by $2.4  million in reserves  and $2.5  million in DAC  amortization.
The cash  surrender  value  included in separate  accounts for all COLI policies was $835.6  million and $647.2 million at December 31,
2002 and December 31, 2001,  respectively.  Fees related to all of the COLI policies were $21.0 million,  $7.0 million and $9.6 million for the years ending December 31, 2002, 2001, and 2000.

Reinsurance with affiliates
The Company  currently has four reinsurance  agreements in place with Prudential  Insurance and affiliates.  Specifically,  the Company has a reinsurance  Group Annuity  Contract,  whereby the  reinsurer,  in  consideration  for a single  premium  payment by the Company, provides  reinsurance  equal to 100% of all  payments  due  under the  contract.  In  addition,  there are two  yearly  renewable  term agreements  in which the Company may offer and the  reinsurer may accept  reinsurance  on any life in excess of the  Company's  maximum limit of  retention.  The Company is not  relieved of its  primary  obligation  to the  policyholder  as a result of these  reinsurance transactions.  The effect  these  agreements  had on net income for the periods  ended  December  31, 2002 or 2001 is  reflected in the statement of operations.  Information  regarding these agreements is provided below and in Note 6. The fourth  agreement,  which became effective in 2001, is described in the following paragraphs.

On January 31, 2001, the Company  transferred all of its assets and liabilities  associated with the Company's  Taiwan branch including
Taiwan's  insurance  book of business to an affiliated  Company,  Prudential  Life  Insurance  Company of Taiwan Inc.  ("Prudential  of
Taiwan"), a wholly owned subsidiary of Prudential Financial.

                                                    B-22

Pruco Life Insurance Company and Subsidiary
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------------

12.  RELATED PARTY TRANSACTIONS (Continued)

The mechanism  used to transfer this block of business in Taiwan is referred to as a "full  acquisition  and  assumption"  transaction.
Under this  mechanism,  the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured  obligations  and for two years after the maturity date of  not-yet-matured  obligations.  Prudential of Taiwan is also contractually  liable,  under  indemnification  provisions of the  transaction,  for any liabilities  that may be asserted  against the
Company.  The transfer of the insurance  related assets and liabilities was accounted for as a  long-duration  coinsurance  transaction under  accounting  principles  generally  accepted  in the United  States.  Under this  accounting  treatment,  the  insurance  related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established.

As part of this  transaction,  the Company made a capital  contribution  to Prudential of Taiwan in the amount of the net equity of the
Company's  Taiwan  branch as of the date of transfer.  In July 2001,  the Company  dividended  its interest in  Prudential of Taiwan to
Prudential Financial.

Affiliated  premiums  ceded for the periods ended December 31, 2002 and 2001 from the Taiwan  coinsurance  agreement were $79.6 million and $82.5  million,  respectively.  Affiliated  benefits  ceded for the  periods  ended  December  31,  2002 and 2001,  from the Taiwan coinsurance  agreement  were $14.2 and $12.9 million,  respectively.  As mentioned  above,  this agreement did not go into effect until
January 31, 2001.

Affiliated  premiums  ceded from domestic life  reinsurance  agreements  for the periods ended  December 31, 2002,  2001, and 2000 were
$11.1 million, $9.9 million, and $7.6 million,  respectively.  Affiliated benefits ceded for the periods ended December 31, 2002, 2001, and 2000 from domestic life reinsurance agreements are $32.5 million in 2002, and $0 in 2001 and 2000.

Group annuities affiliated benefits ceded were $2.9 million in 2002 and $3.0 million in 2001 and 2000.

Debt Agreements
The Company has a revolving line of credit  facility of up to $700 million with  Prudential  Funding LLC, a wholly owned  subsidiary of
Prudential  Insurance.  The total of asset-based  financing and borrowing  under this credit facility cannot be more than $700 million.
There is no outstanding debt relating to this credit facility as of December 31, 2002 or December 31, 2001.

13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are summarized in the table below:

                                                                    Three months ended
                                              ---------------------------------------------------------------
                                              ---------------------------------------------------------------
                                                 March 31        June 30      September 30    December 31
                                              ---------------------------------------------------------------
                                              ---------------------------------------------------------------
2002                                                                 (in thousands)
Total revenues                                      $ 224,036      $ 220,233       $ 231,399       $ 275,124

Total benefits and expenses                           199,355        245,823         295,123         249,496
Income (loss) from operations before income
taxes                                                  24,681        (25,590)        (63,724)         25,628
Net income (loss)                                      19,471       (17,264)        (28,554)         39,845

2001
Total revenues                                      $ 246,532      $ 220,871       $ 190,515       $ 219,156

Total benefits and expenses                           209,252        205,332         220,648         199,515
Income (loss) from operations before income
taxes                                                  37,280         15,539         (30,133)         19,641
Net income (loss)                                      28,639         12,894         (21,768)         47,817

                                                      B-23

PART C:

OTHER INFORMATION

Item 27.  EXHIBITS

(a)	Board of Directors Resolution:
(i) Resolution of Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Variable Universal Account. (Note 5)
(ii) Amendment of Separate Account Resolution. (Note 1)
(b)	Not Applicable.
(c)	Underwriting Contracts:
(i) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company. (Note 5)
(ii) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 5)
(d)	Contracts:
(i) Variable Universal Life Insurance Contract. (Note 7)
(ii) Rider for Insured's Accidental Death Benefit -- VL 110B 2000 (Note 7)
(iii) Rider for Payment of an Additional Amount Upon Surrender -- PLI 496-2003 (Note 7)
(iv) Rider for Level Term Insurance Benefit on Dependent Children--VL 182B 2000 (Note 7)
(v) Rider for Level Term Insurance Benefit on Dependent Children-From Conversions--VL 184B 2000 (Note 7)
(vi) Rider for Payment of Invested Premium Amount Benefit Upon Insured's Total Disability-- VL 100 B4-2003 (Note 7)
(vii) Rider for Flexible Term Insurance Benefit on Life of Insured-- VL 197 B3-2003 (Note 7)
(viii) Rider for Settlement Options to Provide Acceleration of Death Benefits:
(aa) All states except NY - ORD87241-90-P (Note 7)
(ix) Endorsement for Type C Death Benefit Option - PLI 492-2003 (Note 7)
(e)	Application:
(i) Application for Variable Universal Life Insurance Contract. (Note 4)
(ii) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 7)
(f)	Depositor's Certificate of Incorporation and By-Laws:
(i) Articles of Incorporation of Pruco Life Insurance Company, as amended October 19, 1993. (Note 2)
(ii) By-laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 3)
(g)	Not applicable.
(h)	Participation Agreements: M Funds, Inc. (Note 1)
(i) Brandes Investment Partners, LLC, International Equity Fund
(ii) Frontier Capital Management Company, LLC Capital Appreciation Fund
(iii) Iridian Asset Management LLC, Business Opportunity Value Fund
(iv) Turner Investment Partners, Inc., Core Growth Fund
(i)	Administrative Contracts:
(i) Service Agreement between Prudential and First Tennessee Bank National Association. (Note 6)
(j)	Not applicable.
(k)	Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)
(l)	Opinion of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the representation of the illustrations and the Depositor's administrative procedures. (Note 1)
(m)	Calculation. (Note 1)
(n)	Consent of PricewaterhouseCoopers LLP, independent accountants. (Note 1)
(o)	None.
(p)	Not applicable.
(q)	Redeemability Exemption:
(i) Memoradum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 7)

(Note 1)  Filed herewith.
(Note 2)  Incorporated by reference to Form S-6, Registration No. 333-07451, filed July 2, 1996 on behalf of the Pruco Life Variable Appreciable Account.
(Note 3)  Incorporated by reference to Form 10-Q, Registration No. 33-37587, filed August 15, 1997 on behalf of the Pruco Life Insurance Company.
(Note 4)  Incorporated by reference to Form S-6, Registration No. 333-85115, filed on August 13, 1999 on behalf of the Pruco Life Variable Universal Account.
(Note 5)  Incorporated by reference to Post-Effective Amendment No. 10 to Form S-6, Registration No. 33-29181, filed April 28, 1997 on behalf of the Pruco Life Variable Universal Account.
(Note 6)  Incorporated by reference to Post-Effective Amendment No. 5 for Form N-6, Registration No. 333-49332, filed April 22, 2003 on behalf of the Pruco Life Variable Universal Account.
(Note 7)  Incorporated by reference to Form N-6 to this Registration Statement, filed September 30, 2003 on behalf of the Pruco Life Variable Universal Account.

Item 28. Directors and Major Officers of Pruco Life

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Vice Chairman and Director – President, Prudential Individual Life Insurance since 1998; prior to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group.

VIVIAN L. BANTA, Chairman, and Director –Vice Chairman, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Executive Vice President, Individual Financial Services, U.S. Consumer Group; 1998 to 1999: Consultant, Individual Financial Services.

RICHARD J. CARBONE, Director – Senior Vice President and Chief Financial Officer since 1997.

HELEN M. GALT, Director – Company Actuary, Prudential since 1993.

RONALD P. JOELSON, Director – Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; prior to 1999: President, Guaranteed Products, Prudential Institutional.

ANDREW J. MAKO, President and Director – Vice President, Finance, Insurance Division since 1999; prior to 1999: Vice President, Business Performance Management Group.

DAVID R. ODENATH, JR., Director – President, Annuities, since 2003; 1999 to 2003: President, Prudential Investments; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

OFFICERS WHO ARE NOT DIRECTORS

C.   EDWARD CHAPLIN, Treasurer – Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

THOMAS F. HIGGINS, Senior Vice President – Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary – Chief Counsel, Variable Products, Prudential Law Department since 1995.

MELODY C. MCDAID, Senior Vice President – Vice President and Site Executive, Prudential Financial Services Customer Service Office since 1995.

ESTHER H. MILNES, Senior Vice President – Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

JAMES M. O'CONNOR, Senior Vice President and Actuary – Vice President, Guaranteed Products since 2001; 1998 to 2000: Corporate Vice President, Guaranteed Products; prior to 1998: Corporate Actuary, Prudential Investments.

SHIRLEY H. SHAO,Senior Vice President and Chief Actuary – Vice President and Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer – Vice President, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Vice President and IFS Controller, Prudential Enterprise Financial Management; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; prior to 1999: Vice President, Accounting, Enterprise Financial Management.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

See Annual Report on Form 10-K of Prudential Financial, Inc., File No. 036-04208 filed March 14, 2003.

Item 30. Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

Arizona, being the state of organization of Pruco Life, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life’s By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

Pruco Securities Corporation (“Prusec”), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than registered representatives of Prusec.

DIRECTORS AND OFFICERS OF PRUCO SECURITIES CORPORATION ("PRUSEC")
Name and Principal Business Address	Position and Office With Depositor
John Greene (1)	Chairman of Board of Directors
Kevin B. Frawley (1)	Director
James J. Avery, Jr (1)	Director
John Gordon (1)	President, Director, Chief Operating Officer
David R. Odenath (3)	Director
John M. Howard (1)	Director and Vice President
Clifford E. Kirsch (1)	Chief Legal Officer Secretary
Margaret M. Deverell (1)	Comptroller Chief Financial Officer
Maryanne Ryan (2)	Vice President Anti-Money Laundering Officer
Patrick L. Hynes (5)	Vice President
Page H. Pennell (1)	Chief Compliance Officer and Vice President
Priscilla Myers (1)	Vice President
Andrew Varley (1)	Vice President
Michele Talafha (4)	Assistant Vice President
C. Edward Chaplin (2)	Treasurer
Martin Chotiner (1)	Assistant Comptroller
Raymond H. Goslin (1)	Assistant Comptroller
Janice Pavlou (1)	Assistant Comptroller
Paul F. Blinn (1)	Assistant Treasurer
Kathleen C. Hoffman (2)	Assistant Treasurer
Robert Montellione (1)	Assistant Treasurer
Patricia Christian (1)	Assistant Secretary
Mary Jo Reich (1)	Assistant Secretary
Thomas Castano (1)	Assistant Secretary

(1)	213 Washington Street, Newark, NJ 07102
(2)	751 Broad Street, Newark, NJ 07102
(3)	100 Mulberry Street, Newark, NJ 07102
(4)	199 Water Street, New York, NY 10292
(5)	One New York Plaza, 11th Floor, New York, NY 10004

Prusec has not received any amounts as commissions in the past three years for serving as principal underwriter of the variable life insurance policies issued by Pruco Life Insurance Company.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. The Contract may be sold through registered representatives of Prusec or other broker-dealers authorized by Prusec where applicable law allows.

        Generally, representatives will receive a commission of no more than:

(1)	130% of the premiums received in the first 24 months following the Contract Date on premiums up to the first full Commissionable Target Premium;

(2)	10.5% of the premiums received in year two on premiums received after the first full Commissionable Target Premium is paid and up to the second full Commissionable Target Premium;

(3)	10.5% of the premiums received in years three through 10 on premiums received up to each year's full Commissionable Target Premium;

(4)	4.5% of the premiums received in years one through 10 in excess of each year's Commissionable Target Premium;

(5)	3% of the premiums received in years 11 and later.

        If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

(1)	130% of the premiums received in the first 24 months following the effective date of an increase on premiums up to the first full Commissionable Target Premium for the increase;

(2)

10.5% of the premiums received in year two following the effective date of an increase on premiums received after the first full Commissionable Target Premium for the increase is paid and up to the second full Commissionable Target Premium for the increase;

(3)	10.5% of the premiums received in years three through 10 following the effective date of an increase on premiums received up to each year's full Commissionable Target Premium for the increase;

(4)	4.5% of the premiums received in years one through 10 following the effective date of an increase in excess of each year's Commissionable Target Premium for the increase;

(5)	3% of the premiums received in years 11 and later following the effective date of an increase.

Moreover, trail commissions of up to 0.22% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter during Contract years four through 10 and 0.1% thereafter may be paid.

For Contracts with the Enhanced Cash Value Rider, a portion of commission on the first Commissionable Target Premium received in 24 months will be paid as earned. The remaining amount of Commissionable Target Premium will be paid out on subsequent Contract anniversaries over a period of time not exceeding the Contract surrender period, contingent upon the Contract being in-force on the Contract's anniversary date.

For Contracts with the Enhanced Cash Value Rider, the commission on any increase will be paid in the same manner as the base Contract. Anniversary dates for increases may differ from the Contract anniversary date.

Item 32. Location of Accounts and Records

The Depositor, Pruco Life Insurance Company, is located at 213 Washington Street, Newark, New Jersey 07102-2992.

The Principal Underwriter, Pruco Securities Corporation, is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 33. Management Services

Not Applicable.

Item 34. Representation of Reasonableness of Fees

Pruco Life Insurance Company (“Pruco Life”) represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 5th day of December, 2003.

(Seal)

Pruco Life Variable Universal Account
(Registrant)

By: Pruco Life Insurance Company
(Depositor)

Attest:	/s/ Thomas C. Castano	By:	/s/ Andrew J. Mako
	Thomas C. Castano		Andrew J. Mako
	Assistant Secretary		President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 5th day of December, 2003.

Signature and Title

Signature and Title

/s/*__________________________
Vivian L. Banta
Chairperson and Director

/s/*_________________________
William J. Eckert, IV
Vice President and Chief Accounting Officer

/s/*_________________________	*By: /s/ Thomas C. Castano
James J. Avery, Jr.	Thomas C. Castano
Director	(Attorney-in-Fact)

/s/*_________________________
Richard J. Carbone
Director

/s/*_________________________
Helen M. galt
Director

/s/*_________________________
Ronald P. Joelson
Director

/s/*_________________________
David R. Odenath, Jr.
Director

EXHIBIT INDEX

Item 27.

(h) Participation Agreement:	M Funds, Inc.

(k) Legal Consent:	Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the the securities being registered.

(l) Actuarial Consent:	Opinion of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the representation of the illustrations and the Depositor's administrative procedures.

(m) Calculation:	Calculation of sample illustrations.

(n) Auditor's Consent:	Consent of PricewaterhouseCoopers LLP, independent accountants.